  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 1994

                                                  REGISTRATION NO. 33-54573
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                        MISSISSIPPI CHEMICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
       MISSISSIPPI                    2898                   64-0292638
     (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
       JURISDICTION       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
   OF INCORPORATION OR
      ORGANIZATION)
                                  P.O. BOX 388
                         YAZOO CITY, MISSISSIPPI 39194
                                 (601) 746-4131
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                                ROBERT E. JONES
                       VICE PRESIDENT AND GENERAL COUNSEL
                        MISSISSIPPI CHEMICAL CORPORATION
                                  P.O. BOX 388
                         YAZOO CITY, MISSISSIPPI 39194
                                 (601) 746-4131
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO:
        FREDERICK W. AXLEY, P.C.                LEONARD M. LEIMAN, ESQ.
        MCDERMOTT, WILL & EMERY               FULBRIGHT & JAWORSKI L.L.P.
         227 WEST MONROE STREET                     666 FIFTH AVENUE
      CHICAGO, ILLINOIS 60606-5096              NEW YORK, NEW YORK 10103
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                   PROPOSED
                                                    PROPOSED       MAXIMUM
                                      AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
     TITLE OF EACH CLASS OF           TO BE      OFFERING PRICE    OFFERING     REGISTRATION
   SECURITIES TO BE REGISTERED     REGISTERED(1)  PER SHARE(2)     PRICE(2)         FEE
- --------------------------------------------------------------------------------------------
Common Stock (par value             5,520,000
 $.01 per share).................     shares         $15.50      $85,560,000     $29,504(3)
Preferred Share Purchase Rights
 which are attached to and trade    5,520,000
 with the Common Stock...........     Rights           --             --             --
- --------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Includes 720,000 shares subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

(3) $28,552 of this fee has been previously paid.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED AUGUST 2, 1994

                             4,800,000 SHARES

                                      LOGO

                               COMMON STOCK

                             ($.01 PAR VALUE)

  Of the 4,800,000 shares of Common Stock offered hereby, 3,200,000 are being issued and sold by the Company and 1,600,000 are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders." It is currently estimated that the public offering price will be between $13.50 and $15.50 per share. See "Underwriting" for information relating to the method of determining the public offering price.

  Prior to this offering there has been no established trading market for the Common Stock. Application has been made to approve the Common Stock for quotation in the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MISS."

  FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE "INVESTMENT CONSIDERATIONS."

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
    ADEQUACY OF  THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY  IS A
     CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    UNDERWRITING
                                   DISCOUNTS AND                  PROCEEDS TO
                       PRICE TO     COMMISSIONS    PROCEEDS TO      SELLING
                        PUBLIC          (1)        COMPANY (2)    SHAREHOLDERS
- ------------------------------------------------------------------------------
Per Share.........      $              $              $              $
- ------------------------------------------------------------------------------
Total (3).........    $              $              $              $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements.

(2) Before deducting estimated expenses of $500,000 payable by the Company.

(3) The Company and certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 720,000 shares of Common Stock at the Price to Public, less the Underwriting Discounts and Commissions shown above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Shareholders will be $         , $         , $          and $         ,
    respectively. See "Underwriting."

  The shares of Common Stock offered hereby are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or
about August   , 1994 at the offices of Wertheim Schroder & Co. Incorporated,
New York, New York.

Wertheim Schroder & Co.                                    The Robinson-Humphrey
     INCORPORATED                                 Company, Inc.

                              August   , 1994

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                           AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), a registration statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Reports and proxy and other information statements filed by the Company and the Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                               TABLE OF CONTENTS

                                   PAGE
                                   ----
Prospectus Summary................   3
Investment Considerations.........   7
The Company.......................  10
The Reorganization................  11
Disposition of NSI................  12
Use of Proceeds...................  13
Dilution..........................  14
Capitalization....................  15
Dividend Policy...................  15
Selected Financial Data...........  16
Pro Forma Balance Sheet...........  18
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations........  20

                                     PAGE
                                     ----
Fertilizer Industry Overview........  27
Business............................  29
Management..........................  40
Certain Relationships and Related
 Transactions.......................  45
Principal and Selling Shareholders..  47
Description of Capital Stock........  49
Shares Eligible for Future Sale.....  52
Underwriting........................  53
Legal Matters.......................  54
Experts.............................  54
Index to Financial Statements....... F-1

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Fiscal year references refer to years ending June 30.

                                  THE COMPANY

  Mississippi Chemical Corporation (the "Company") is a major producer and supplier of nitrogen fertilizers in the southern United States, and believes it is one of the nation's lowest-cost nitrogen fertilizer producers. The Company also manufactures phosphate and potash fertilizers, making it a full product line fertilizer supplier. The Company sells its nitrogen and potash fertilizer products to farmers, fertilizer dealers and distributors for ultimate use primarily in the southern farming regions of the United States and areas served by the Mississippi River system. The Company's phosphate fertilizers are sold primarily in international markets.

  Nitrogen, phosphorous (contained in phosphate fertilizer) and potassium (contained in potash fertilizer) constitute the three major nutrients required for plant growth. Nitrogen is an essential nutrient for most plants. Phosphorous aids in the photosynthesis process, and potassium is an important regulator of the physiological functions of plants. These elements are all naturally present in soil but need to be replaced through the use of fertilizers as crops exhaust them. There are no viable substitutes for nitrogen, phosphate or potash fertilizers in the development and maintenance of high-yield crops.

  Nitrogen Fertilizer. The Company produces nitrogen fertilizers at facilities located in Yazoo City, Mississippi, and Donaldsonville, Louisiana. In fiscal 1994, the Company sold over 1.6 million tons of nitrogen fertilizers to farmers, fertilizer dealers and distributors located primarily in the southern United States. Sales of nitrogen products by the Company in fiscal 1994 were $199.9 million, which represented approximately 65% of net sales. Nitrogen products manufactured by the Company include anhydrous ammonia, fertilizer-grade ammonium nitrate, urea/ammonium nitrate ("UAN") solutions and urea. The Company is the largest U.S. manufacturer of ammonium nitrate fertilizer, which is marketed under the trade name Amtrate(R). Amtrate(R) has established significant brand name recognition and a reputation as a high-quality product.

  Phosphate Fertilizer. The Company produces diammonium phosphate fertilizer ("DAP") at its facility in Pascagoula, Mississippi. In fiscal 1994, the Company sold approximately 638,000 tons of DAP, which is the most widely used phosphate fertilizer. Sales of DAP by the Company in fiscal 1994 were $83.4 million, which represented approximately 27% of net sales. Substantially all of the Company's phosphate fertilizer sales are made through Atlantic Fertilizer & Chemical Corporation ("Atlantic"), which was appointed the Company's exclusive distributor of DAP when the Company started production of DAP in December 1991. In fiscal 1994, approximately two-thirds of the Company's DAP production was sold into international markets, primarily to customers in India, China and Mexico. Phosphate rock, the primary raw material for the production of phosphate fertilizer, is provided under a long-term contract with Office Cherifien des Phosphates ("OCP"), the national phosphate company of Morocco, which is the world's largest producer of phosphate rock. The continued viability and competitiveness of the Company's phosphate operations are dependent on this strategic alliance with OCP. See "Business--Raw Materials."

  Potash Fertilizer. The Company produces potash fertilizer at its facility located near Carlsbad, New Mexico. In fiscal 1994, the Company sold approximately 330,000 tons of granular 60% K/2/O muriate of potash. Sales of potash fertilizer by the Company in fiscal 1994 were $24.1 million, which represented approximately 8% of net sales. In May 1994, the Company completed an expansion of its Carlsbad facility, which has increased granular potash production capacity from approximately 300,000 tons to approximately 420,000 tons per year. The Company controls the single largest reserve of potash in the U.S., with an estimated remaining life, at current production rates, of approximately 140 years.

  Business Strategy. The Company's products are global commodities which are available from multiple sources; therefore, the Company competes primarily on the basis of price. As a result, the Company stresses low cost and high efficiency in every aspect of its operations. Unlike many of its competitors, the Company maintains a large and experienced field sales force strategically located throughout its trade area. Through its sales force, the Company provides extensive, cost-effective services to its customers to differentiate its products, enhance competitiveness and establish the Company as a preferred supplier. The Company's marketing efforts are focused on geographically proximate markets where lower transportation and distribution costs increase "net backs" (sales less distribution and delivery expenses) and result in improved margins. The Company's recent change in corporate status from a cooperative to a regular business corporation should present additional opportunities to improve net backs and enhance profit margins. Finally, the Company continuously monitors opportunities to expand its operations through capacity additions, acquisitions, joint ventures and strategic alliances in the fertilizer business.

                               THE REORGANIZATION

  The Company is the successor by merger, effective July 1, 1994, to a business which was formed in 1948 as the first fertilizer cooperative in the United States (the "Cooperative"). The principal business of the Cooperative was to provide fertilizer products to its shareholders pursuant to preferred patronage rights which gave the shareholders the right to purchase fertilizer products and receive a patronage refund on fertilizer purchases. On June 28, 1994, the shareholders of the Cooperative approved a plan of reorganization (the "Reorganization"), pursuant to which the Cooperative was merged into the Company. Pursuant to the Reorganization, the capital stock of the Cooperative was converted into Common Stock and/or cash. In addition, holders of Capital Equity Credits and Allocated Surplus Accounts of the Cooperative (the "Special Accounts") were offered the right to exchange the Special Accounts for Common Stock. Since July 1, 1994, the Company has operated as a regular business corporation. References in this Prospectus to the Company's operations prior to July 1, 1994, refer to the Cooperative's operations.

  The Board of Directors of the Cooperative decided to implement the Reorganization because it believed that the Company needed greater flexibility in marketing its products than was possible under its cooperative structure. Following the Reorganization, the Company believes that it will be able to be more responsive to its customers' needs and be better able to promote its position as a preferred supplier of fertilizer products in its core markets in the southern U.S. The Company also believes that its new corporate structure will increase opportunities for market expansion and growth of operations. The Company expects to retain the majority of the Cooperative's customer base and expects that its sales and profitability will not be adversely affected by the Reorganization. In addition, following the Reorganization, the Company expects to have enhanced access to capital markets and increased options in connection with potential business combinations. See "The Reorganization."

                                  THE OFFERING

Common Stock offered by the          3,200,000 shares
 Company...........................
Common Stock offered by the Selling  1,600,000 shares
 Shareholders......................
Common Stock to be outstanding       22,654,354 shares (1)
 after the Offering................
Use of proceeds....................  To retire indebtedness and for general corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market      MISS
 symbol............................
Dividend policy....................  The Company expects to pay a quarterly cash dividend of $0.08 per share, commencing
                                     with a payment in February 1995 with
                                     respect to the quarter ending December 31,
                                     1994. See "Dividend Policy."

- --------

(1)Assumes conversion of all Special Accounts into shares of Common Stock. Up to an additional 128,880 shares may be issued if certain small shareholders of the Cooperative elect not to receive cash in the Reorganization.

                             SUMMARY FINANCIAL DATA

  For the periods presented, the Company operated as a cooperative. The following table, which sets forth certain financial information, in summary form, with respect to the Cooperative, including certain assumptions to show the effect on results if the Company had operated as a regular business corporation, is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and related notes appearing elsewhere herein.

                                       FISCAL YEAR ENDED JUNE 30,
                              ------------------------------------------------
                                1994      1993      1992      1991      1990
                              --------  --------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.................... $309,360  $289,125  $239,657  $214,990  $180,316
Operating expenses:
  Cost of products sold......  217,809   213,715   152,324   112,622   110,832
  Provision for closure of
   gypsum disposal
   area (1)..................    6,055       --        --        --        --
  Selling, general and
   administrative............   47,591    46,230    46,529    47,395    38,536
                              --------  --------  --------  --------  --------
                               271,455   259,945   198,853   160,017   149,368
                              --------  --------  --------  --------  --------
Operating income.............   37,905    29,180    40,804    54,973    30,948
Other (expense) income:
  Interest, net..............   (3,991)   (3,569)   (3,930)   (4,307)   (4,246)
  Restructuring (2)..........   (1,402)      --        --        --        --
  Other......................      421       767      (531)      777     2,062
                              --------  --------  --------  --------  --------
Margins from continuing
 operations before income
 taxes.......................   32,933    26,378    36,343    51,443    28,764
Income tax expense (credit)..    6,021     3,697     4,994     3,406      (294)
                              --------  --------  --------  --------  --------
Margins from continuing
 operations.................. $ 26,912  $ 22,681  $ 31,349  $ 48,037  $ 29,058
                              ========  ========  ========  ========  ========
Income from continuing
 operations assuming
 conversion from a
 cooperative to a regular
 business corporation as of
 July 1, 1989 (3)............ $ 21,415  $ 17,533  $ 22,821  $ 33,999  $ 20,826
                              ========  ========  ========  ========  ========
Earnings per share (4)....... $   1.10  $   0.92  $   1.23  $   1.90  $   1.18
                              ========  ========  ========  ========  ========

                                                                    FISCAL YEAR
                                                                       ENDED
                                                                   JUNE 30, 1994
                                                                   -------------
PRO FORMA INCOME STATEMENT DATA:
Operating income..................................................   $ 37,905
Interest expense, net (5).........................................       (460)
Other income......................................................        421
                                                                     --------
Income from continuing operations before income taxes.............     37,866
Income tax expense (6)............................................     13,056
                                                                     --------
Income from continuing operations.................................   $ 24,810
                                                                     ========
Earnings per share (7)............................................   $   1.10
                                                                     ========

                                                   FISCAL YEAR ENDED JUNE 30,
                                                   --------------------------
                                                     1994     1993     1992
                                                   -------- -------- --------
                                                         (IN THOUSANDS)
OPERATING DATA:
Net sales:
  Nitrogen........................................ $199,918 $189,127 $176,835
  DAP.............................................   83,367   78,906   36,034(8)
  Potash..........................................   24,084   20,149   25,482
  Other...........................................    1,991      943    1,306
                                                   -------- -------- --------
    Net sales..................................... $309,360 $289,125 $239,657
                                                   ======== ======== ========
                                                   FISCAL YEAR ENDED JUNE 30,
                                                   --------------------------
                                                     1994     1993     1992
                                                   -------- -------- --------
                                                         (IN THOUSANDS)
Tons sold:
  Nitrogen........................................    1,643    1,602    1,544
  DAP.............................................      638      692      262(8)
  Potash..........................................      330      283      339

                                                             JUNE 30, 1994
                                                         ----------------------
                                                          ACTUAL  PRO FORMA (9)
                                                         -------- -------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................... $ 34,931   $ 28,695
Total assets............................................  298,430    298,430
Long-term debt, excluding long-term debt due within one
 year...................................................   57,217     15,965
Shareholders' equity....................................  142,956    177,972

- --------

(1) During fiscal 1994, the Company recorded a non-cash charge of approximately $6.1 million relating to the estimated cost of the closure of the gypsum disposal facility located at its Pascagoula facility. This charge relates to the portion of the disposal facility utilized to date and it is estimated that future charges aggregating approximately $3.0 million will be accrued over the six-year estimated remaining life of the disposal facility.

(2) Reflects expenses of the Reorganization.

(3) For the periods presented, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder-members. If the conversion from a cooperative to a regular business corporation had occurred as of July 1, 1989, income taxes would have been increased by the following approximate amounts: $5.5 million, $5.1 million, $8.5 million, $14.0 million and $8.2 million for fiscal 1994, 1993, 1992, 1991 and 1990, respectively.

(4) Earnings per share reflect the Reorganization as if it had occurred July 1, 1989. Weighted average shares outstanding would have been 19,454,354, 19,035,276, 18,521,287, 17,885,416 and 17,723,107 for fiscal 1994, 1993,
    1992, 1991 and 1990, respectively.

(5) Interest expense, net, reflects a reduction in interest expense of $3.5 million related to the reduction in long-term debt from the net proceeds of the Offering.

(6) Reflects taxation as a C corporation as a result of the Reorganization, as well as the reduction in interest expense from the application of the net proceeds from the Offering.

(7) Earnings per share is calculated based on the weighted average shares outstanding assuming the Reorganization had occurred prior to the periods presented (see Note 4 above), plus the estimated number of shares to be sold by the Company in the Offering.

(8) The Company began production of DAP in December 1991.

(9) Reflects the Reorganization and the sale by the Company of 3,200,000 shares of Common Stock in the Offering, assuming a public offering price of $14.50 per share, and the application of the net proceeds thereof. See "The Reorganization," "Use of Proceeds" and "Pro Forma Balance Sheet," including the notes thereto.

                           INVESTMENT CONSIDERATIONS

  In addition to the other information set forth in this Prospectus, the following investment considerations should be considered carefully in evaluating the Company and its business before purchasing any shares of Common Stock offered hereby.

  Effect of Reorganization on Operations. Until July 1, 1994, the Company operated as a cooperative. As a cooperative, the substantial majority of the Cooperative's sales of nitrogen fertilizers were made to its shareholders, who purchased products pursuant to preferred patronage rights and received patronage refunds with respect to their purchases. The Cooperative paid to its shareholder-customers a patronage refund consisting of the excess of the sales price of products over the cost of manufacturing, distributing and selling the products ("patronage refunds"). It is expected that the Company will maintain its nitrogen fertilizer customer base even though the Company will no longer grant preferred patronage rights or pay patronage refunds, although there can be no assurance that the Reorganization will not have a material adverse effect on the Company's results of operations. DAP and virtually all potash fertilizer have historically been sold by the Company outside the cooperative structure.


  Factors Affecting Fertilizer Demand and Prices. With virtually all of its nitrogen fertilizer net sales and approximately 82% of its total net sales in fiscal 1994 derived from domestic markets, the Company's operating results are highly dependent upon conditions in the U.S. agricultural industry. A variety of factors beyond the Company's control can materially affect domestic fertilizer demand and pricing. These factors include U.S. planted acreage, government agricultural policies (including subsidy and acreage set-aside programs), projected grain stocks, crop failure, weather and changes in agricultural production methods.

  International market conditions also significantly influence the Company's business. The market for fertilizers is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries, such as the former Soviet Union ("FSU"), and other regulatory policies of foreign governments, as well as the laws and policies of the U.S. affecting foreign trade and investment. The Company is also subject to the risks of doing business abroad, including risks associated with economic or political instability, risks associated with the value of the U.S. dollar and potential import restrictions or quotas.

  In the recent past, fertilizer prices have been extremely volatile, with significant price changes from one growing season to the next. The Company believes that world supply and demand for nitrogen fertilizers are currently in a more favorable balance than in certain prior years. However, nitrogen fertilizer is a global commodity and can be subject to intense price competition from domestic and foreign sources. Between 1987 and 1993, phosphate fertilizer prices declined to their lowest levels since 1977 as a result of an acute supply surplus. During late 1993, the price of phosphate fertilizer increased significantly, primarily in response to increased purchases by China and India, the primary export markets for the U.S. phosphate fertilizer industry. Potash fertilizer prices have remained relatively stable since 1988. No assurance can be given, however, that average realized prices paid for the Company's fertilizer products will continue at current levels.

  Seasonality. The usage of fertilizer is highly seasonal, and the Company's quarterly results reflect the fact that, in the Company's markets, significantly more fertilizer is purchased in the spring. Significant portions of the Company's net sales and operating income are generated in the last four months of the Company's fiscal year (March through June). Since interim period operating results reflect the seasonal nature of the Company's business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. The Company incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

  Dependence on Natural Gas. Natural gas is the primary raw material used in the manufacture of nitrogen fertilizer products. Natural gas is used as both a chemical feedstock and a fuel to produce anhydrous ammonia, which is then used in the production of all other nitrogen fertilizers. Anhydrous ammonia is also a raw material in the production of DAP. Accordingly, the Company's profitability may be affected by the price and availability of natural gas. A significant increase in the price of natural gas that is not recovered through an increase in the price of the Company's fertilizer products, or an extended interruption in the supply of natural gas to the Company's production facilities, could have a material adverse effect on the Company's results of operations and financial condition. Natural gas is currently available in ample quantities; however, the excess deliverability ("gas bubble") that existed several years ago has dissipated. In recent years, natural gas prices have become increasingly subject to seasonal volatility.

  Environmental Regulations. The Company is subject to various environmental laws and regulations of U.S. federal, state and local governments. Significant capital expenditures and operating costs have been incurred and will continue to be incurred as a result of these laws and regulations. The Company cannot predict or quantify the impact of new or changed laws or regulations. In the normal course of business, the Company is exposed to risks such as possible release of hazardous substances into the environment. Such releases could cause substantial damage or injuries. See "Business--Compliance With Environmental Regulations."

  Dependence on Phosphate Rock Supplier. Phosphate rock is the principal raw material used in the manufacture of DAP. The Company has a long-term requirements contract with OCP, the world's leading phosphate rock supplier. The continued viability and competitiveness of the Company's phosphate fertilizer operations are dependent upon the continuance of this supply contract. See "Business--Raw Materials--Phosphate Rock."

  Competition. Fertilizer products are global commodities and customers base their purchasing decisions principally on the delivered price of the product. As a result, markets for the Company's products are highly competitive. A number of U.S. producers compete with the Company in domestic and export markets, and producers in other countries, including state-owned and government-subsidized entities, compete with the Company in the U.S. and in foreign markets to which the Company exports. Many of the Company's competitors are significantly larger and have greater financial resources than the Company.


  Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Prior to the Reorganization, the Cooperative's common stock lacked liquidity due to certain transfer and sales restrictions. The shares of Common Stock issued in the Reorganization are freely transferable and available for sale in the public market. All shares of Common Stock that will be outstanding following the Offering will be freely tradable. The Company, as well as holders of 6,228,346 shares of Common Stock (following the Offering), including the Selling Shareholders and all officers and directors of the Company, have agreed that they will not offer to sell, contract to sell or dispose of shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Wertheim Schroder & Co. Incorporated.

  No Prior Public Market; Volatility. Prior to the Offering, there has been no established trading market for the Common Stock. Although the Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained following the Offering. The public offering price of the Common Stock offered hereby has been determined in negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, in recent years the stock market in general, and the market for shares of newly registered stocks in particular, has experienced price fluctuations which have often been unrelated to the operating performance of the affected companies. General market price declines or market volatility in the future could affect the market price of the Common Stock and the public offering price may not be indicative of future market prices.

  Anti-takeover Provisions. Certain provisions of the Company's Articles of Incorporation and Mississippi corporate law could have the effect of discouraging, delaying or making more difficult a change in control of the Company not approved by the Board of Directors of the Company. Among other things, the Articles of Incorporation provide for a classified Board of Directors, require a supermajority vote of the directors or the shareholders on major transactions, and allow the Board of Directors to issue up to 500,000 shares of Preferred Stock and fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company, in its Articles of Incorporation, has chosen to be subject to the Mississippi Control Share Act, which allows shareholders to decide whether a potential acquiror's shares may exercise voting rights when such a potential acquiror reaches certain thresholds of stock ownership, and has chosen to be subject to the Mississippi Shareholder Protection Act, which prevents business combinations with 20% or greater shareholders unless certain conditions are met. The Company has also adopted a Preferred Stock Rights Plan which may have anti-takeover effects. See "Description of Capital Stock--Certain Statutory Provisions," "-- Certain Charter Provisions," and "--Rights to Purchase Preferred Stock."

                                  THE COMPANY

  The Company is a major producer and supplier of nitrogen fertilizers in the southern United States, and believes it is one of the nation's lowest-cost nitrogen fertilizer producers. The Company also manufactures phosphate and potash fertilizers, making it a full product line fertilizer supplier. The Company sells its nitrogen and potash fertilizer products to farmers, fertilizer dealers and distributors for ultimate use primarily in the southern farming regions of the United States and areas served by the Mississippi River system. The Company's phosphate fertilizers are sold primarily in international markets.

  Nitrogen, phosphorous (contained in phosphate fertilizer) and potassium (contained in potash fertilizer) constitute the three major nutrients required for plant growth. Nitrogen is an essential nutrient for most plants. Phosphorous aids in the photosynthesis process, and potassium is an important regulator of the physiological functions of plants. These elements are all naturally present in soil but need to be replaced through the use of fertilizers as crops exhaust them. There are no viable substitutes for nitrogen, phosphate or potash fertilizers in the development and maintenance of high-yield crops.

  Nitrogen Fertilizer. The Company produces nitrogen fertilizers at facilities located in Yazoo City, Mississippi, and Donaldsonville, Louisiana. In fiscal 1994, the Company sold over 1.6 million tons of nitrogen fertilizers to farmers, fertilizer dealers and distributors located primarily in the southern United States. Sales of nitrogen products by the Company in fiscal 1994 were $199.9 million, which represented approximately 65% of net sales. Nitrogen products manufactured by the Company include anhydrous ammonia, fertilizer-grade ammonium nitrate, UAN solutions and urea. The Company is the largest U.S. manufacturer of ammonium nitrate fertilizer which is marketed under the trade name Amtrate(R). Amtrate(R) has established significant brand name recognition and a reputation as a high-quality product.

  Phosphate Fertilizer. The Company produces DAP at its facility in Pascagoula, Mississippi. In fiscal 1994, the Company sold approximately 638,000 tons of DAP, which is the most widely used phosphate fertilizer. Sales of DAP by the Company in fiscal 1994 were $83.4 million, which represented approximately 27% of net sales. Substantially all of the Company's phosphate fertilizer sales are made through Atlantic, which was appointed the Company's exclusive distributor of DAP when the Company started production of DAP in December 1991. In fiscal 1994, approximately two-thirds of the Company's DAP production was sold into international markets, primarily to customers in India, China and Mexico. Phosphate rock, the primary raw material for the production of phosphate fertilizer, is provided under a long-term contract with OCP, the national phosphate company of Morocco, which is the world's largest producer of phosphate rock. The continued viability and competitiveness of the Company's phosphate operations are dependent on this strategic alliance with OCP. See "Business--Raw Materials."

  Potash Fertilizer. The Company produces potash fertilizer at its facility located near Carlsbad, New Mexico. In fiscal 1994, the Company sold approximately 330,000 tons of granular 60% K/2/O muriate of potash. Sales of potash fertilizer by the Company in fiscal 1994 were $24.1 million, which represented approximately 8% of net sales. In May 1994, the Company completed an expansion of its Carlsbad facility at a cost of approximately $1.6 million, which has increased granular potash production capacity from approximately 300,000 tons to approximately 420,000 tons per year. The Company controls the single largest reserve of potash in the U.S., with an estimated remaining life, at current production rates, of approximately 140 years.

  The Company was incorporated in Mississippi on May 23, 1994, and is the successor to the Cooperative, which was incorporated in 1948 as the first fertilizer cooperative in the U.S. The address of its principal executive office is Owen Cooper Administration Building, Highway 49 East, Yazoo City, Mississippi 39194, and its telephone number is (601) 746-4131. As used in this Prospectus, the term "Company" includes Mississippi Chemical Corporation and its wholly-owned subsidiaries, Mississippi Phosphates Corporation and Mississippi Potash, Inc. References in this Prospectus to the Company's operations prior to July 1, 1994, refer to the Cooperative's operations.

                               THE REORGANIZATION

  The Cooperative was incorporated in Mississippi in September 1948 and operated as a cooperative in accordance with the applicable provisions of the Internal Revenue Code. The principal business of the Cooperative was to provide fertilizer products to its shareholders pursuant to preferred patronage rights which gave the shareholders the right to purchase fertilizer products and receive a patronage refund on fertilizer purchases.

  On June 28, 1994, the shareholders of the Cooperative approved the Reorganization, pursuant to which the Cooperative was merged, effective July 1, 1994, into the Company, a wholly-owned subsidiary of the Cooperative. Pursuant to the Reorganization, the issued and outstanding shares of capital stock of the Cooperative were converted into shares of Common Stock and/or cash and holders of Special Accounts were offered the right to exchange those Special Accounts for Common Stock. As of July 1, 1994, an aggregate of 18,773,212 shares of Common Stock had been issued pursuant to the Reorganization and it is estimated that approximately $7.6 million of cash will be paid pursuant to the Reorganization. Up to an additional 681,142 shares of Common Stock may be issued upon the exchange of Special Accounts, including Special Accounts arising from 1994 patronage and up to a further 128,880 shares may be issued if certain small shareholders of the Cooperative elect not to receive cash in the Reorganization. As a result of the Reorganization, the Company no longer operates as a cooperative, but as a regular business corporation.

REASONS FOR THE REORGANIZATION

  The Cooperative was formed during a period of severe fertilizer shortages following World War II in order to provide farmers with a reliable source of quality nitrogen fertilizer products at reasonable prices. Farmers and fertilizer dealers purchased stock from the Cooperative in order to secure preferred rights to obtain fertilizer. Shareholders received a patronage refund on fertilizer purchases to the extent of any excess of the sales price over the cost to manufacture, distribute and sell the fertilizer. The cooperative structure initially served the Cooperative and its shareholders well, with the Cooperative providing high-quality fertilizer products at competitive prices. The value of the Cooperative's stock in the hands of fertilizer users was primarily a function of the prevailing supply/demand relationship for fertilizer and the Cooperative's net cost of producing, distributing and selling its products.

  Worldwide fertilizer production expansions in the late 1970's and early 1980's resulted in an oversupply of fertilizer products. With competitively priced fertilizer products readily available, fertilizer users no longer had the incentive to purchase the Cooperative's stock in order to obtain fertilizer supplies. During the 1980's and 1990's, the business environment for fertilizer manufacturers changed as a result of intensified foreign competition from government-controlled entities, supply/demand imbalances, increased environmental regulations, industry consolidation resulting in fewer, but better capitalized competitors and increases in the cost of capital equipment. Over the years, the needs of the Cooperative's shareholders were also changing, with a resulting divergence in the stock ownership and customer base of the Cooperative. The restrictions on ownership of the Cooperative's stock made transfers of shares difficult for a shareholder no longer requiring fertilizer and depressed the value of those shares.

  The Cooperative believed it needed to grow in order to adjust to changing markets, but the cooperative structure provided little flexibility for growth or expansion. The Cooperative's ability to raise capital was limited because it could only sell stock to those who used its products. The Cooperative needed access to capital markets in order to modernize and expand production facilities, take advantage of technological developments and respond to growth opportunities.

  The Cooperative's Board of Directors believed that conversion from a cooperative would address these business needs, while also providing its shareholders with a broader and more liquid market for their shares. Although the Cooperative believed it was one of the most successful fertilizer cooperatives, a year-long study convinced the Board that the rigid, highly regulated cooperative structure limited its ability to operate in the most effective manner. As part of its study, the Board investigated the Company's ability to operate as a regular business corporation and to sell its products without patronage refunds. The Cooperative had developed an excellent reputation with its customers, suppliers and competitors as a high-quality, dependable supplier of nitrogen, phosphate and potash fertilizers at competitive prices. Field surveys by Company personnel indicated that sales volumes would not be adversely affected by the change from the cooperative structure. The Company anticipates that the strong relationships that the Cooperative developed with its customer-shareholders will help the Company retain a substantial portion of its existing customer base. In addition, the Company will also be able to sell its products to new customers and in new markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

  The Company believes that access to broader based capital markets will assist it in expanding its operations, financing required capital expenditures and remaining competitive in its markets. The ability to issue securities not subject to the restrictions of a cooperative should also provide the Company with greater flexibility in connection with potential acquisitions, partnerships and alliances in the fertilizer industry.

                               DISPOSITION OF NSI

GENERAL

  On June 30, 1994, the Cooperative divested a majority of its interest in Newsprint South, Inc. ("NSI"), its newsprint manufacturing subsidiary. As a result of NSI's significant losses, which were expected to continue, and continuing negative newsprint industry trends, the Cooperative's Board of Directors authorized the disposition of NSI. NSI, which was organized in 1986, completed the construction of a 225,000 ton-per-year newsprint mill near Grenada, Mississippi, in 1989. NSI markets its products to newspapers and commercial printers located primarily in the southern United States.

BACKGROUND

  The Cooperative's involvement with newsprint production began in the late 1970's, when the Cooperative's founder and former president identified the need for a timber-based industry in north Mississippi, an area abundant in timber resources. Due to a lack of local pulp and paper mills, timber prices realized by north Mississippi growers lagged those prevailing in other regions. Since many farmers in the Cooperative's market were also timber growers, the Cooperative and its shareholders became interested in a proposed project to build a newsprint mill in north Mississippi. After thorough analysis, the Cooperative concluded that the project could materially benefit its shareholders and that the project could be financed with a modest equity investment and non-recourse debt.

OPERATIONS

  For the three fiscal years prior to the disposition, NSI's sales were $97.0 million for 1993; $95.5 million for 1992; and $106.1 million for 1991. During the last three fiscal years, NSI incurred losses of $17.9 million for 1993; $18.3 million for 1992; and $8.7 million for 1991. For fiscal 1994, NSI's sales were $94.6 million and it incurred a loss of $24.0 million.

  NSI's losses are directly attributable to depressed conditions in the newsprint industry, since per-unit volume production costs have been continually reduced as a result of increased production volume and improved mill performance. The construction and start-up of NSI's facility coincided with a massive capacity build-up in newsprint during the late 1980's and early 1990's. Concurrently, the 1991-1992 recession produced an unprecedented decline in newsprint consumption. The resulting supply/demand imbalance caused a collapse in the price of newsprint. Newsprint prices fell by over 30% during the period from 1988 to mid-1992, causing record losses for the newsprint industry. Following a brief, modest improvement in prices during late 1992 and early 1993, prices returned to mid-1992 levels and remain at depressed levels.

THE DISPOSITION OF NSI

  On June 24, 1994, the Cooperative and the principal parties (the mill owner and the primary lender) to the leveraged lease transaction pursuant to which the NSI facilities are financed concluded a restructuring of NSI, which involved a transfer by the Cooperative on June 30, 1994 of 70% of the outstanding stock of NSI. The Cooperative retained a 30% nonvoting interest in NSI. Under the terms of the restructuring, (i) the Cooperative paid $19.0 million to NSI in various forms, including a capital contribution, payments in liquidation of the Cooperative's obligations under a newsprint purchase contract and certain tax-compensating payments pursuant to a tax-sharing agreement, (ii) loans of approximately $13.7 million made by the Cooperative to NSI were converted to capital, and (iii) the Cooperative purchased from NSI its National Bank for Cooperatives ("CoBank") stock for $4.0 million. The CoBank stock is scheduled for redemption at the face amount by CoBank during the next five years. The Company has also agreed to continue to provide management services to NSI for a fee during a transition period of up to nine months. The Cooperative was released from its obligations under all contracts to which it was a party related to the NSI project and the leveraged lease financing of the NSI project.

EFFECT OF DISPOSITION

  Although NSI's debts were non-recourse to the Cooperative and the Cooperative was not responsible for NSI's continuing losses, since it was a wholly owned subsidiary, NSI's financial results were consolidated with those of the Cooperative. As a result of the divestiture, NSI's financial results will no longer be consolidated with those of the Company. With respect to periods prior to the disposition, NSI's results will be reflected as discontinued operations. Subsequent to the disposition, the Company will account for its continuing interest in NSI using the cost method of accounting for investments. In connection therewith, the Company will write up to zero its investment in NSI as it will have no continuing obligation to fund any of NSI's future losses.

                                USE OF PROCEEDS

  The net proceeds from the sale of 3,200,000 shares of Common Stock offered by the Company (after deducting estimated underwriting discounts and estimated offering expenses) are expected to be approximately $42.7 million ($45.3 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $14.50 per share. The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders.

  The net proceeds will be used to repay amounts outstanding under the Company's revolving line of credit with NationsBank Corporation due June 30, 1997, its term loan agreement with CoBank due June 30, 1997 and its 9.5% Subordinated Notes due July 1, 1999 (the "Subordinated Notes"). The revolving line of credit bears interest at an adjustable rate, equal to 7.25% per annum on June 30, 1994, the term loan bears interest at an adjustable rate, equal to 9.75% per annum on June 30, 1994. The Company expects to use the remaining proceeds from the Offering, expected to be approximately $5.0 million, and its credit availability under the revolving line of credit for working capital and general corporate purposes, including expansion and efficiency enhancements of the Company's operations. Pending such uses, the net proceeds of the Offering will be invested in investment-grade, short-term, interest-bearing obligations.

                                    DILUTION

  The pro forma net tangible book value of the Company at June 30, 1994, was approximately $6.90 per share of Common Stock, assuming the Reorganization had occurred as of such date. After giving effect to the sale of 3,200,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $14.50 per share, and the application by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1994, would have been $7.81 per share. This represents an immediate increase in pro forma net tangible book value of $0.91 per share to existing shareholders and an immediate dilution of $6.69 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

   Assumed public offering price per share........................        $14.50
     Pro forma net tangible book value per share before the
      Offering....................................................  $6.90
     Increase in net tangible book value per share attributable to
      price paid by investors in the Offering.....................   0.91
                                                                    -----
   Pro forma net tangible book value per share after the Offering.          7.81
                                                                          ------
   Dilution in net tangible book value per share to investors in
    the Offering..................................................        $ 6.69
                                                                          ======

                                 CAPITALIZATION

  The following table sets forth as of June 30, 1994, (i) the capitalization of the Company, adjusted to reflect the Reorganization, and (ii) the capitalization of the Company adjusted to reflect the Reorganization and the sale by the Company of 3,200,000 shares of Common Stock in the Offering, assuming a public offering price of $14.50 per share and the application of the net proceeds therefrom. See "The Reorganization," "Use of Proceeds," and "Pro Forma Balance Sheet," including the notes thereto. This table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                   ADJUSTED    ADJUSTED FOR THE
                                                   FOR THE      REORGANIZATION
                                                REORGANIZATION AND THE OFFERING
                                                -------------- ----------------
                                                        (IN THOUSANDS)
Long-term debt due within one year.............    $  2,948        $  1,548
Notes payable..................................       7,030           7,030
                                                   --------        --------
                                                   $  9,978        $  8,578
                                                   ========        ========
Long-term debt (excluding amounts due within
 one year).....................................    $ 57,217        $ 15,965
Shareholders' equity:
  Preferred stock, $.01 par value, 500,000
   shares authorized; none outstanding.........         --              --
  Common stock, $.01 par value, 100,000,000
   shares authorized; 19,454,354 Adjusted for
   the Reorganization; 22,654,354 (estimated)
   shares issued and outstanding following the
   Offering....................................         194             226
  Additional paid-in capital...................     130,061         172,681
  Retained earnings............................       5,065           5,065
                                                   --------        --------
    Total shareholders' equity.................     135,320         177,972
                                                   --------        --------
      Total capitalization.....................    $192,537        $193,937
                                                   ========        ========

                              DIVIDEND POLICY

  The Company currently anticipates that it will pay regular quarterly dividends following the Offering, commencing with a payment that is expected to be made in February 1995, with respect to the quarter ending December 31, 1994. It is currently expected that the initial quarterly dividend will be $0.08 per share. However, the amount and timing of the payment of any dividends will be based on a number of factors, including the future earnings and capital requirements of the Company, the financial condition of the Company, the dividend policies of similar publicly traded companies and other factors the Board of Directors considers relevant. There can be no assurance that dividends will be paid in any minimum amounts or at any particular times. In the future, it is possible that agreements with lenders may restrict or prohibit the Company's ability to pay dividends and/or limit the amount of dividends that may be paid.

                            SELECTED FINANCIAL DATA

  The following tables present certain selected consolidated financial data with respect to the Company for each of the fiscal years in the five-year period ended June 30, 1994. The selected consolidated financial data in the table are derived from the consolidated financial statements of the Company, which, in the case of fiscal 1994, 1993, 1992 and 1991, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report included elsewhere herein. These tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Balance Sheet," including the notes thereto, "Use of Proceeds," and the consolidated financial statements of the Company, including the notes thereto, all appearing elsewhere in this Prospectus.

                                       FISCAL YEAR ENDED JUNE 30,
                              ------------------------------------------------
                                1994      1993      1992      1991      1990
                              --------  --------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...................  $309,360  $289,125  $239,657  $214,990  $180,316
Operating expenses:
  Cost of products sold.....   217,809   213,715   152,324   112,622   110,832
  Provision for closure of
   gypsum disposal area (1).     6,055       --        --        --        --
  Selling...................    29,339    28,940    27,731    28,036    25,038
  General and
   administrative...........    18,252    17,290    18,798    19,359    13,498
                              --------  --------  --------  --------  --------
                               271,455   259,945   198,853   160,017   149,368
                              --------  --------  --------  --------  --------
Operating income............    37,905    29,180    40,804    54,973    30,948
Other (expense) income:
  Interest, net.............    (3,991)   (3,569)   (3,930)   (4,307)   (4,246)
  Restructuring (2).........    (1,402)      --        --        --        --
  Other.....................       421       767      (531)      777     2,062
                              --------  --------  --------  --------  --------
Margins from continuing
 operations before income
 taxes and cumulative effect
 of change in accounting
 principle..................    32,933    26,378    36,343    51,443    28,764
Income tax expense (credit).     6,021     3,697     4,994     3,406      (294)
                              --------  --------  --------  --------  --------
Margins from continuing
 operations before
 cumulative effect of change
 in accounting principle....    26,912    22,681    31,349    48,037    29,058
Loss from discontinued
 operations, net of income
 taxes......................   (23,987)  (17,891)  (18,346)   (8,653)  (21,833)
Gain on disposal of
 discontinued operations
 (including applicable
 income tax credits of
 $4,030)....................    39,747       --        --        --        --
Cumulative effect to July 1,
 1993, of change in
 accounting for income
 taxes......................    (6,149)      --        --        --        --
                              --------  --------  --------  --------  --------
Net margins.................  $ 36,523  $  4,790  $ 13,003  $ 39,384  $  7,225
                              ========  ========  ========  ========  ========
Income from continuing
 operations assuming
 conversion from a
 cooperative to a regular
 business corporation as of
 July 1, 1989 (3)...........  $ 21,415  $ 17,533  $ 22,821  $ 33,999  $ 20,826
                              ========  ========  ========  ========  ========
Earnings per share (4)......  $   1.10  $   0.92  $   1.23  $   1.90  $   1.18
                              ========  ========  ========  ========  ========

                                                               FISCAL YEAR ENDED
                                                                 JUNE 30, 1994
                                                               -----------------
PRO FORMA INCOME DATA:
Operating income..............................................      $37,905
Interest expense, net (5).....................................         (460)
Other income..................................................          421
                                                                    -------
Income from continuing operations before income taxes.........       37,866
Income tax expense (6)........................................       13,056
                                                                    -------
Income from continuing operations.............................      $24,810
                                                                    =======
Earnings per share (7)........................................      $  1.10
                                                                    =======

                             JUNE 30, 1994                   JUNE 30,
                         ---------------------- -----------------------------------
                          ACTUAL  PRO FORMA (8)   1993     1992     1991     1990
                         -------- ------------- -------- -------- -------- --------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......... $ 34,931   $ 28,695    $ 22,802 $ 35,225 $ 54,926 $ 57,845
Total assets............  298,430    298,430     296,053  303,158  287,835  248,235
Long-term debt,
 excluding long-term
 debt due within one
 year...................   57,217     15,965      52,357   59,333   67,489   64,332
Shareholders' equity....  142,956    177,972     119,574  128,195  138,762  138,255

- --------

(1) During fiscal 1994, the Company recorded a non-cash charge of approximately $6.1 million relating to the estimated cost of the closure of the gypsum disposal facility located at its Pascagoula facility. This charge relates to the portion of the disposal facility utilized to date and it is estimated that future charges aggregating approximately $3.0 million will be accrued over the six-year estimated remaining life of the disposal facility.

(2) Reflects expenses of the Reorganization.

(3) For the periods presented, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder-members. If the conversion from a cooperative to a regular business corporation had occurred as of July 1, 1989, income taxes would have been increased by the following approximate amounts: $5.5 million, $5.1 million, $8.5 million, $14.0 million and $8.2 million for fiscal 1994, 1993, 1992, 1991 and 1990, respectively.

(4) Earnings per share reflects the Reorganization as if it had occurred July 1, 1989. Weighted average shares outstanding would have been 19,454,354, 19,035,276, 18,521,287, 17,885,416 and 17,723,107 for fiscal 1994, 1993,
    1992, 1991 and 1990, respectively.

(5) Interest expense, net, reflects a reduction in interest expense of $3.5 million related to the reduction in long-term debt from the net proceeds from the Offering.

(6) Reflects taxation as a C corporation as a result of the Reorganization, as well as the reduction in interest expense from the application of the net proceeds from the Offering.

(7) Earnings per share is calculated based on the weighted average shares outstanding assuming the Reorganization had occurred prior to the periods presented (see Note 4 above), plus the estimated number of shares to be sold by the Company in the Offering.

(8) Reflects the Reorganization and the sale by the Company of 3,200,000 shares of Common Stock in the Offering, assuming a public offering price of $14.50 per share and the application of the net proceeds thereof. See "The Reorganization," "Use of Proceeds" and "Pro Forma Balance Sheet," including the notes thereto.

                          PRO FORMA BALANCE SHEET

                               JUNE 30, 1994

                                   REORGANIZATION            OFFERING        PRO
                          ACTUAL    ADJUSTMENTS    SUBTOTAL ADJUSTMENTS     FORMA
                         --------  --------------  -------- -----------    --------
                                            (IN THOUSANDS)
                   ASSETS

Current assets:
 Cash and cash
  equivalents........... $ 23,219     $            $ 23,219  $ 42,652 (7)  $ 23,219
                                                              (42,652)(8)
 Accounts receivable....   28,659                    28,659                  28,659
 Inventories............   33,990                    33,990                  33,990
 Prepaid expenses and
  other current assets..    3,981                     3,981                   3,981
 Deferred income tax
  benefit...............    9,682                     9,682                   9,682
                         --------     --------     --------  --------      --------
   Total current assets.   99,531                    99,531                  99,531
Investments and other
 assets:
 National Bank for
  Cooperatives..........    7,441                     7,441                   7,441
 Other..................    9,813                     9,813                   9,813
                         --------     --------     --------  --------      --------
   Total investments and
    other assets........   17,254                    17,254                  17,254
Properties held for
 sale...................   66,928                    66,928                  66,928
Property, plant and
 equipment, at cost,
 less accumulated
 depreciation, depletion
 and amortization.......  114,717                   114,717                 114,717
                         --------     --------     --------  --------      --------
Total assets............ $298,430     $    --      $298,430  $    --       $298,430
                         ========     ========     ========  ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Long-term debt due
  within one year....... $  2,948     $            $  2,948  $ (1,400)(8)  $  1,548
 Notes payable..........    7,030                     7,030                   7,030
 Accounts payable.......   28,569                    28,569                  28,569
 Accrued liabilities....   11,297        1,460 (1)   18,933                  18,933
                                         3,424 (2)
                                         2,752 (3)
 Dividends payable......   14,756                    14,756                  14,756
                         --------     --------     --------  --------      --------
   Total current
    liabilities.........   64,600        7,636       72,236    (1,400)       70,836
Long-term debt..........   57,217                    57,217   (41,252)(8)    15,965
Other long-term
 liabilities and
 deferred credits.......   24,704                    24,704                  24,704
Deferred income tax
 payable................    8,953                     8,953                   8,953
                         --------     --------     --------  --------      --------
   Total liabilities....  155,474        7,636      163,110   (42,652)      120,458
Shareholders' equity:
 Preferred stock, $.01
  par value, 500,000
  shares authorized;
  none outstanding......
 Cooperative capital
  stock.................   28,392      (26,375)(4)
                                        (1,460)(1)
                                          (557)(3)
 Common stock, $.01 par
  value, 100,000,000
  shares authorized;
  22,654,000
  (estimated) shares
  issued and
  outstanding...........                   155 (4)      194        32 (7)       226
                                            28 (5)
                                            13 (6)
                                            (2)(2)
                         --------     --------     --------  --------      --------
   Total stock..........   28,392      (28,198)         194        32           226
 Additional paid-in
  capital...............   66,848       26,220 (4)  130,061    42,620 (7)   172,681
                                        (2,195)(3)
                                        42,623 (5)
                                        (3,422)(2)
                                           (13)(6)
 Capital equity
  credits...............   62,352      (62,352)(5)      --
 Retained earnings
  (deficit).............  (14,636)      19,701 (5)    5,065                   5,065
                         --------     --------     --------  --------      --------
   Total shareholders'
    equity..............  142,956       (7,636)     135,320    42,652       177,972
                         --------     --------     --------  --------      --------
Total liabilities and
 shareholders' equity... $298,430     $    --      $298,430  $    --       $298,430
                         ========     ========     ========  ========      ========

PRO FORMA BALANCE SHEET SUMMARY OF GENERAL ASSUMPTIONS AND ACCOUNTING POLICIES

  The pro forma balance sheet has been prepared on the assumption that as of June 30, 1994, the Reorganization had occurred and the Offering contemplated hereby had been completed. Adjustments have been made to reflect the merger of the Cooperative into the Company and the exchange of Capital Equity Credits and Allocated Surplus Accounts and to reflect the other assumptions described in the ensuing notes.

  The significant accounting policies followed by the Cooperative have been used in the preparation of the Company's Pro Forma Balance Sheet. These policies, together with additional information, are included in the Notes to Consolidated Financial Statements (see the Index to Financial Statements on F-
1) and should be read in conjunction with the accompanying pro forma balance sheet.

NOTES

(1) Reflects the conversion of the Cooperative's outstanding shares of Mixed Series IV and Mixed Series V Capital Stock into cash pursuant to the Reorganization.

(2) Reflects the redemption of Common Stock at $15.00 per share from shareholders who own fractional shares and who own fewer than 100 shares after the Reorganization.

(3) Reflects the conversion of the Cooperative's outstanding shares of Potash Series VI Capital Stock into cash pursuant to the Reorganization.

(4) Reflects the conversion of the Cooperative's outstanding shares of Nitrogen Series I, Nitrogen Series II and Nitrogen Series III Stock into Common Stock, pursuant to the Reorganization.

(5) Reflects the assumption that all holders of Capital Equity Credits elect to convert those Capital Equity Credits into Common Stock at a rate of one share for each $15.00 in present value of the Capital Equity Credits.

(6) Reflects the assumption that all holders of Allocated Surplus Accounts elect to convert 1992, 1993 and 1994 Allocated Surplus Accounts into Common Stock at a rate of one share for each $15.00 in present value of the Allocated Surplus Accounts.

(7) Reflects net proceeds from the issuance of 3,200,000 shares of Common Stock in the Offering at an assumed public offering price of $14.50 per share.

(8) Reflects the reduction in long-term debt and long-term debt due within one year from the application of the net proceeds from the Offering.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's results of operations have historically been influenced by a number of factors beyond the Company's control which have, at times, had a significant effect on the Company's operating results. Fertilizer demand and prices are highly dependent upon conditions in the agricultural industry and can be affected by a variety of factors, including planted acreage, United States government agricultural policies (including subsidy and acreage set-aside programs), projected grain stocks, weather and changes in agricultural production methods. The Company's results can be affected by such factors as the relative value of the U.S. dollar, foreign agricultural policies (in particular the policies of the governments of India and China regarding subsidies of fertilizer imports) and the hard currency demands of countries such as the FSU, whose fertilizer export activities have proved disruptive to world fertilizer pricing in recent years. See "Fertilizer Industry Overview."

  The Company realized a significant improvement in results of operations in fiscal 1994 with net sales increasing 7.0% to $309.4 million from $289.1 million in fiscal 1993 and operating income increasing 29.9% to $37.9 million from $29.2 million in fiscal 1993. Before taking into account the $6.1 million non-cash charge for the closure of the gypsum disposal facility, operating income for fiscal 1994 would have increased 50.7% to $44.0 million. The Company experienced strong demand and improved prices for its nitrogen fertilizer products in fiscal 1994. The average sales price per ton of nitrogen fertilizer increased to $122 in fiscal 1994 from $118 in fiscal 1993. After declining to extremely depressed levels in early fiscal 1994, DAP prices recovered materially in the second half of the year in response to production cutbacks by major U.S. producers, reduced phosphate fertilizer exports from the FSU, and the reinstitution of subsidies and increased demand in China and India. For fiscal 1994, the average sales price of DAP was $131 per ton as compared to $114 per ton for fiscal 1993. The DAP operations realized positive operating income in fiscal 1994.

  From fiscal 1991 through fiscal 1993, the Company experienced a 34.5% increase in net sales from $215.0 million to $289.1 million. However, over the same period, operating income fell from $55.0 million to $29.2 million. This decline in operating income between fiscal 1991 and fiscal 1993 was primarily caused by fluctuations in nitrogen fertilizer prices and lower DAP prices. Nitrogen fertilizer prices "spiked" during the fall of 1990 and the spring of 1991 due to the invasion of Kuwait and subsequent war in the Persian Gulf, which caused concerns about fertilizer shortages. This spike in nitrogen fertilizer prices caused fiscal 1991 to be a particularly strong year for the Company. In fiscal 1991, the Company's average selling price for nitrogen fertilizer was $120 per ton compared to average selling prices of $110 per ton and $115 per ton in fiscal 1990 and 1992, respectively. In December 1991, the Company started production of DAP at its Pascagoula plant. Fiscal 1993 was the first full year of DAP production after the restart of the plant. Although DAP production significantly increased the Company's net sales between fiscal 1991 and fiscal 1993, the DAP operations experienced operating losses in fiscal 1992 and 1993 because the Company's entry into the DAP market coincided with a significant fall in DAP prices, primarily as a result of an increase in DAP exports by the FSU and a sharp fall in demand from the world's two largest fertilizer importers, India and China. The Company's average selling price for DAP was $137 per ton and $114 per ton in fiscal 1992 and 1993, respectively.


  Effects of the Reorganization. Effective July 1, 1994, the Company converted from a cooperative into a regular business corporation pursuant to the Reorganization. The substantial majority of the Cooperative's sales of nitrogen fertilizers were made to its shareholders who purchased such products pursuant to preferred patronage rights based on their stock ownership and who received patronage refunds with respect to such purchases based on the difference between the sales price and the cost of manufacturing, distributing and selling the product. Although the Company will no longer grant preferred patronage rights or pay patronage refunds, it is expected that the Company will retain the majority of its current customer base and that nitrogen fertilizer sales volumes and profitability will not be adversely affected by the Reorganization.

  The Company generally absorbs much of the cost of distributing its nitrogen and potash fertilizer products to its customers. The Company's cost of distributing its products is affected by the location of its customers. Therefore, profitability is optimized by achieving the highest net back for its products. As a cooperative, the Company sold substantially all of its nitrogen fertilizer products to its shareholders pursuant to preferred patronage rights. After the Reorganization, the Company will be able to increase its focus on more geographically proximate markets where higher net backs should be realized.

  After the Reorganization, the Company will not be eligible for new financing from CoBank, which was a traditional source of financing for the Cooperative. To replace this historic financing, the Company has significantly increased its credit facility with NationsBank, which prior to the Reorganization had been a lender to the Cooperative. See "Liquidity and Capital Resources." In addition, as a cooperative, the Company had few options for raising capital. The Reorganization should provide the Company with greater access to capital markets than was previously available.

  After the 1994 fiscal year, the Company will no longer distribute its earnings on business done with shareholders as patronage refunds. As a cooperative, these distributions were deductible for income tax purposes. The Company will now be taxed as a regular business corporation and income tax expense should increase.

  Change in Accounting Principle. Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting principle decreased current period margins by $6.1 million.

RESULTS OF OPERATIONS

  Following are summaries of the Company's sales results by product categories:

                                                      FISCAL YEAR ENDED JUNE 30,
                                                      --------------------------
                                                        1994     1993     1992
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
   Net sales:
     Nitrogen........................................ $199,918 $189,127 $176,835
     DAP.............................................   83,367   78,906   36,034
     Potash..........................................   24,084   20,149   25,482
     Other...........................................    1,991      943    1,306
                                                      -------- -------- --------
       Net sales..................................... $309,360 $289,125 $239,657
                                                      ======== ======== ========
                                                      FISCAL YEAR ENDED JUNE 30,
                                                      --------------------------
                                                        1994     1993     1992
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
   Tons sold:
     Nitrogen........................................    1,643    1,602    1,544
     DAP.............................................      638      692      262
     Potash..........................................      330      283      339
                                                      FISCAL YEAR ENDED JUNE 30,
                                                      --------------------------
                                                        1994     1993     1992
                                                      -------- -------- --------
   Average price per ton:
     Nitrogen........................................     $122     $118     $115
     DAP.............................................     $131     $114     $137
     Potash..........................................     $ 73     $ 71     $ 75

 Fiscal 1994 Compared to Fiscal 1993

  Net Sales. Net sales increased 7.0% from $289.1 million for fiscal 1993, to $309.4 million for fiscal 1994, primarily as a result of higher sales prices for nitrogen and DAP fertilizers and increased sales volumes of potash. Nitrogen fertilizer sales increased 5.7% as a result of a 2.6% increase in tons sold and a 3.1% increase in prices. Sales of DAP increased 5.7% as a result of a 14.6% increase in prices offset by a 7.8% decrease in tons sold. Potash sales increased 19.5% as a result of a 16.5% increase in tons sold and a 2.6% increase in prices.

  Cost of Products Sold. Cost of products sold increased from $213.7 million for fiscal 1993, to $217.8 million for fiscal 1994. As a percentage of net sales, cost of products sold decreased from 73.9% to 70.4%. This decrease reflects an increase in the cost per ton of nitrogen fertilizers, offset by decreases in the cost per ton of both DAP and potash. Nitrogen fertilizer costs increased partially as a result of increased maintenance and labor costs related to a scheduled biennial maintenance turnaround at the Company's Yazoo City nitrogen production facility during September 1993. Also contributing to the increase in costs were higher natural gas costs and increased depreciation expense related to a new nitric acid plant at Yazoo City which began operating in January 1993. DAP costs per ton declined as a result of lower raw material costs. Potash production costs per ton decreased as a result of increased production volume for fiscal 1994.

  During fiscal 1994, the Company recorded a non-cash charge of $6.1 million relating to the estimated cost of the closure of the gypsum disposal facility located at its Pascagoula facility. This charge relates to the portion of the disposal facility utilized to date and it is estimated that future charges of approximately $3.0 million will be accrued over the estimated six year remaining life of the facility. See "Business--Compliance with Environmental Regulations."

  Selling Expenses. Selling expenses increased from $28.9 million for fiscal 1993, to $29.3 million for fiscal 1994, reflecting higher sales volumes. As a percentage of net sales, however, selling expenses decreased from 10.0% to 9.5% primarily as a result of lower delivery costs per ton.

  General and Administrative Expenses. General and administrative expenses increased from $17.3 million for fiscal 1993, to $18.3 million for fiscal 1994, primarily as a result of increases in legal fees and information processing costs. General and administrative expenses decreased from 6.0% of net sales to 5.9% of net sales.

  Operating Income. As a result of the above factors, operating income increased from $29.2 million for fiscal 1993, to $37.9 million for fiscal 1994. Before the effect of the non-cash charge for gypsum disposal costs, operating income for fiscal 1994 was $44.0 million, a 50.7% increase over fiscal 1993.

  Interest, Net. Net interest increased from $3.6 million for fiscal 1993, to $4.0 million for fiscal 1994, reflecting a $1.0 million decrease in capitalized interest related to the construction of a new nitric acid plant at the Yazoo City facility in fiscal 1993. Also increasing net interest expense in the current period was lower interest income due to lower levels of cash. Partially offsetting this increase were lower levels of borrowings and lower interest rates paid.

  Restructuring. Fiscal 1994 results include $1.4 million of Reorganization expenses.

  Income Tax Expense. Income tax expense increased from $3.7 million for fiscal 1993, to $6.0 million for fiscal 1994. The increase in income tax expense in the current year was due to increased non-member income.

  Margins from Continuing Operations Before Cumulative Effect of Change in Accounting Principle. As a result of the foregoing, margins from continuing operations before the cumulative effect of a change in accounting principle increased from $22.7 million for fiscal 1993, to $26.9 million for fiscal 1994. Before the effect of the non-cash charge for gypsum disposal costs and the restructuring expense, margins from continuing operations before cumulative effect of a change in accounting principle for the period were $34.2 million.

  Effect of Reorganization. If the Company had not operated as a cooperative, income taxes would have been $11.5 million for fiscal 1994, and $8.8 million for fiscal 1993. Income from continuing operations before cumulative effect of a change in accounting principle assuming conversion from a cooperative to a regular business corporation would have been $21.4 million for fiscal 1994, and $17.5 million for fiscal 1993. Before the effect of the non-cash charge for gypsum disposal costs and the restructuring expense, income from continuing operations before the cumulative effect of the change in accounting principle would have been $28.7 million for the period.

 Fiscal 1993 Compared to Fiscal 1992

  Net Sales. Net sales increased 20.6% from $239.7 million for fiscal 1992 to $289.1 million for fiscal 1993, as a result of increased sales of nitrogen fertilizer and the operation of the Pascagoula DAP facility for all of fiscal 1993. The Pascagoula facility began production of DAP in December 1991. Nitrogen fertilizer sales increased 7.0% as a result of a 3.8% increase in tons sold and a 3.1% increase in prices. Sales of DAP increased 119.0% as a result of a 163.7% increase in tons sold partially offset by a 17.0% decrease in prices. Potash sales decreased 20.9% as a result of a 16.5% decrease in tons sold and a 5.3% decrease in prices.

  Cost of Products Sold. Cost of products sold increased from $152.3 million for fiscal 1992 to $213.7 million for fiscal 1993. Cost of products sold increased from 63.6% to 73.9% of net sales. This increase reflects an increase in the cost per ton of nitrogen fertilizers, a decrease in the cost per ton of DAP and an increase in the cost per ton of potash. Nitrogen fertilizer costs increased due to increased depreciation resulting from a newly constructed nitric acid plant, and higher natural gas costs. DAP production costs per ton declined due to higher production volumes and lower raw material costs. Potash costs per ton increased due to higher labor costs and lower production volumes in fiscal 1993.

  Selling Expenses. Selling expenses increased from $27.7 million for fiscal 1992 to $28.9 million for fiscal 1993 due to increased delivery expenses resulting from higher volumes of nitrogen fertilizer sold. As a percentage of net sales, however, selling expenses decreased from 11.6% to 10.0% as a result of a higher percentage of DAP sales in fiscal 1993 for which the Company did not absorb delivery expense.

  General and Administrative Expenses. General and administrative expenses decreased from $18.8 million for fiscal 1992 to $17.3 million for fiscal 1993. The decrease was due to the inclusion of overhead costs for the Company's DAP plant for a portion of fiscal 1992 before the facility had reached full operation. For fiscal 1993, these costs were included in cost of products sold. As a percentage of net sales, general and administrative expenses decreased from 7.8% to 6.0%.

  Operating Income. As a result of the above factors, operating income decreased from $40.8 million for fiscal 1992 to $29.2 million for fiscal 1993.

  Interest, Net. Net interest decreased from $3.9 million for fiscal 1992 to $3.6 million for fiscal 1993, reflecting a $363,000 increase in capitalized interest related to the construction of a new nitric acid plant. Net interest expense also decreased in the current period as a result of lower interest rates partially offset by higher levels of borrowings and lower interest income.

  Income Tax Expense. Income tax expense decreased from $5.0 million for fiscal 1992 to $3.7 million for fiscal 1993.

  Margins from Continuing Operations Before Cumulative Effect of Change in Accounting Principle. As a result of the foregoing, margins from continuing operations before cumulative effect of change in accounting principle decreased from $31.3 million for fiscal 1992 to $22.7 million for fiscal 1993.

  Effect of Reorganization. If the Company had not operated as a cooperative, income taxes would have been $8.8 million for fiscal 1993 and $13.5 million for fiscal 1992. Income from continuing operations before cumulative effect of change in accounting principle assuming conversion from a cooperative to a regular business corporation would have been $17.5 million for fiscal 1993 and $22.8 million for fiscal 1992.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has traditionally financed its operations with retained patronage earnings through the issuance of Capital Equity Credits and Allocated Surplus Accounts, and borrowings from CoBank and commercial banks.

  At June 30, 1994, the Company had cash and cash equivalents of $23.2 million, compared to $22.0 million at June 30, 1993, an increase of $1.2 million. At June 30, 1993, cash and cash equivalents had decreased $24.6 million from June 30, 1992, primarily as a result of the repayment of borrowings.

  Operating Activities. For fiscal 1994 and fiscal 1993, net cash provided by operating activities was $39.8 million and $41.1 million, respectively. This decrease was primarily due to an increase in accounts receivable and a decrease in accounts payable, partially offset by higher non-cash charges for depreciation, deferred taxes and the accrual for closure of the gypsum disposal area. For fiscal 1992, net cash provided by operating activities was $47.2 million. Net cash provided by operating activities declined in 1993 because of lower margins from continuing operations, partially offset by increased depreciation.

  Investing Activities. Net cash used by investing activities was $25.4 million, $29.6 million and $27.3 million, respectively, for fiscal 1994, 1993 and 1992, primarily reflecting capital expenditures in those periods. In addition to capital expenditures, cash flow from investing activities in the above periods also included an aggregate of $11.8 million for payments required under a newsprint purchase contract with NSI. As a result of the disposition of NSI, the Company is no longer obligated to make these payments. Also included in cash flow from investing activities were $10.8 million in payments to settle certain obligations in connection with the disposition of NSI. See "Disposition of NSI."

  Capital expenditures were $11.4 million during fiscal 1994. These expenditures were for improvements and modifications to the Company's facilities, including expenditures for an emission control system for its ammonium nitrate prill towers at its Yazoo City nitrogen production facility and the purchase of a new computer system.

  Financing Activities. Net cash used by financing activities was $13.2 million, $36.2 million and $28.1 million, respectively, for fiscal 1994, 1993 and 1992 . The amounts used by financing activities included cash patronage payments of $13.4 million, $22.5 million and $27.1 million, respectively, in fiscal 1994, 1993 and 1992. In December 1992, the Company prepaid $8.9 million of 9.5% secured notes which had maturities scheduled through fiscal 1997. During fiscal 1994, the Company prepaid $12.2 million of long-term debt with CoBank which had maturities through fiscal 1998. In addition, the Company paid $11.2 million and $10.9 million, respectively, on long-term debt that matured during fiscal 1994 and 1993.

  The Company and its subsidiaries have commitments from various banks for short-term borrowings up to $55.0 million, which includes $35.0 million from CoBank. The lines of credit available through CoBank expire in October 1994, and will not be renewed. Short-term borrowings outstanding at June 30, 1994, 1993 and 1992, were $7.0 million, $4.6 million and $13.5 million, respectively.

  In addition to its short-term lines, the Company also has a loan agreement with NationsBank which was increased from $20.0 million to $50.0 million on June 17, 1994. This agreement is a long-term revolving credit facility that bears interest at the prime rate (7.25% at July 1, 1994) or for fixed periods at interest rates related to the London Interbank Offered Rates ("LIBOR") or U.S. Treasury notes. At June 30, 1994, the balance outstanding on this loan was $25.0 million. The amounts borrowed under the Company's credit lines vary based on the Company's seasonal requirements. The maximum combined amount outstanding under the short-term lines and the revolving credit facility at any month-end for fiscal 1994 was $25.0 million.

  The Company believes that existing cash, cash generated from operations, the proceeds of the Offering and available lines of credit will be sufficient to satisfy its financing needs for the foreseeable future.

QUARTERLY RESULTS

  The usage of fertilizer is highly seasonal, and the Company's quarterly results reflect the fact that in the Company's markets significantly more fertilizer is purchased in the spring. Significant portions of the Company's net sales and operating income are generated in the last four months of the Company's fiscal year (March through June). Since interim period operating results reflect the seasonal nature of the Company's business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next primarily as a result of weather-related shifts in planting schedules and purchase patterns. Portions of the Company's primary market area have experienced abnormally high rainfall levels during June and July 1994. If these rainfall levels were to continue for the remainder of the summer of 1994, the Company's results of operations for the quarter ending September 30, 1994 could be adversely affected. The Company incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season. The following table presents selected unaudited quarterly results of operations for fiscal 1994 and fiscal 1993.

                                             FISCAL 1994 QUARTER ENDED
                                   ---------------------------------------------
                                                                          JUNE
                                   SEPTEMBER 30 DECEMBER 31 MARCH 31(1)  30(1)
                                   ------------ ----------- ----------- --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................    $45,220      $61,105    $104,158   $ 98,877
                                     =======      =======    ========   ========
Operating income.................    $ 2,071      $ 4,044    $ 11,707   $ 20,083
                                     =======      =======    ========   ========
Margins from continuing
 operations before cumulative
 effect of change in accounting
 principle.......................    $   799      $ 1,660    $  9,467   $ 14,986
                                     =======      =======    ========   ========
Income from continuing operations
 assuming conversion to a regular
 business corporation for the
 periods presented (2)...........    $   639      $ 1,878    $  7,235   $ 11,663
                                     =======      =======    ========   ========
Earnings per share (3)...........    $  0.03      $  0.10    $   0.37   $   0.60
                                     =======      =======    ========   ========
                                             FISCAL 1993 QUARTER ENDED
                                   ---------------------------------------------
                                   SEPTEMBER 30 DECEMBER 31  MARCH 31   JUNE 30
                                   ------------ ----------- ----------- --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................    $55,157      $54,653    $ 79,261   $100,054
                                     =======      =======    ========   ========
Operating income.................    $ 3,828      $ 3,359    $ 10,708   $ 11,285
                                     =======      =======    ========   ========
Margins from continuing
 operations......................    $ 2,757      $ 2,694    $ 10,041   $  7,189
                                     =======      =======    ========   ========
Income from continuing operations
 assuming conversion to a regular
 business corporation for the
 periods presented (2)...........    $ 1,958      $ 1,975    $  6,526   $  7,074
                                     =======      =======    ========   ========
Earnings per share (3)...........    $  0.10      $  0.10    $   0.34   $   0.37
                                     =======      =======    ========   ========

- --------

(1) Includes a non-cash charge of $5.9 million in the quarter ended March 31, 1994 and $133,000 in the quarter ended June 30, 1994 relating to the estimated cost of the closure of the gypsum disposal facility at the Company's Pascagoula facility. The quarter ended June 30, 1994 also includes a restructuring charge of $1.4 million.

(2) For periods presented, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder-members. This reflects the Company's quarterly results as if it had operated as a regular business corporation.

(3) Earnings per share reflect the Reorganization. Weighted average shares outstanding for each of the quarters is assumed to be equal to the weighted average shares outstanding for the applicable year, 19,454,354 and 19,035,276 for fiscal 1994 and 1993, respectively.

DISCONTINUED OPERATIONS

  On June 30, 1994, the Company disposed of a majority of its interest in NSI. This action was taken due to substantial losses incurred to date by NSI and the expectation of continuing losses. The transaction involved a transfer by the Company of 70% of its economic interest in NSI to various individuals designated by the lessor of the newsprint facility leveraged lease. The Company will not retain any voting interest in NSI. The disposition of NSI will also allow the Company to focus its attention on its core fertilizer business.

  Under the terms of the transaction, the Company paid $19.0 million to NSI in various forms including capital contributions, payments in liquidation of the Company's obligations under a newsprint purchase contract and certain tax-compensating payments pursuant to a tax-sharing agreement. Prior loans in the amount of approximately $13.7 million made by the Company to NSI pursuant to a newsprint purchase contract between the Company and NSI were converted to capital. Pursuant to the transaction, the Company also purchased from NSI its CoBank stock for $4.0 million. This stock is scheduled for redemption at the face amount by CoBank during the next five years.

  Subsequent to this transaction, the Company is accounting for its continuing interest in NSI using the cost method of accounting for investments. In connection therewith, the Company wrote up to zero its negative investment in NSI of $39.7 million as it will have no continuing obligation to fund any of NSI's future losses.

                          FERTILIZER INDUSTRY OVERVIEW

GENERAL

  Fertilizer products are primarily used by the agricultural industry to enhance the natural fertility of soil. Nitrogen, phosphorous (contained in phosphate fertilizer) and potassium (contained in potash fertilizer) constitute the three major nutrients required for plant growth. These elements are all naturally present in soil but need to be replaced through the use of fertilizers as crops exhaust them. There are no viable substitutes for nitrogen, phosphate or potash in the development and maintenance of high-yield crops.

  The primary determinants of fertilizer demand in the U.S. are total planted acres, fertilizer application rates and crop mix, which in turn are influenced by government agricultural policies (including subsidy and acreage set-aside programs), projected grain stocks, crop failure, weather and changes in agricultural production methods. Worldwide supply/demand relationships are impacted by currency exchange rates, prevailing import and currency exchange barriers, changes in hard currency demand and economic, political and regulatory policies of foreign governments, decisions relating to production of fertilizer by foreign state-owned and/or state-subsidized entities, and the laws and policies of the U.S. affecting foreign trade and investment. The supply/demand balance for fertilizer can have a dramatic effect on the market price of fertilizers.

NITROGEN FERTILIZER

  Nitrogen is one of three primary nutrients essential for plant growth. Nitrogen fertilizer needs to be reapplied each year in areas of extensive agricultural usage because of absorption by crops and its tendency to evaporate from the soil. There are no substitutes for nitrogen fertilizer in the cultivation of high-yield crops. Ammonia is the simplest form of nitrogen fertilizer and is the primary raw material for the production of upgraded nitrogen fertilizers. Ammonia is a gas under normal conditions and requires special handling and application equipment and procedures. Ammonia is reacted with other compounds to produce solid and liquid fertilizers, primarily urea, ammonium nitrate and nitrogen solutions, which are easier to transport, store and apply than ammonia. The type of nitrogen fertilizer applied is dependent on the crop, soil type, weather conditions, available application equipment, regional farming practices and fertilizer prices.

  From 1980 through 1992 total nitrogen consumption in the U.S. varied from
10.5 million tons to 11.9 million tons. The Company has forecast total nitrogen consumption in the U.S. to range between 11.4 million tons and 11.6 million tons per year for the years 1994 to 1998. Over the same period, the acreage dedicated to the principal crops that are dependent on nitrogen fertilizer (corn, sorghum, wheat, rice and cotton) is expected to range between 234 million and 240 million acres. In contrast to the relative stability of nitrogen fertilizer usage, total U.S. nitrogen production capacity has declined by approximately 17% since 1980 due to plant shutdowns and conversions to other products. Substantial construction lead time, capital demands and environmental regulations have deterred the construction of new nitrogen fertilizer production facilities. The Company does not believe that any new nitrogen fertilizer facilities are presently planned for North America.

  Imports supplied approximately 19% of U.S. demand for nitrogen fertilizers in 1993. The Company believes a favorable world nitrogen fertilizer supply/demand balance has developed in recent years. With world consumption expected to grow in line with world population growth at a rate of approximately 1.6% per year for the next several years, an oversupply is not expected to occur in the near term. In western Europe, ammonia capacity and production have been on the decline since 1970, and imports of nitrogen fertilizers have risen. Exports from the FSU have declined recently as a result of political instability, reduced production capacity, higher natural gas and transportation costs and increased local consumption. Despite a continuing need for hard currency, FSU exporting activities are expected to remain at depressed levels for several years because of internal demand for fertilizers and because of production and delivery costs that are not competitive with U.S. and certain other producers.

  Except in limited periods, nitrogen fertilizer prices have been relatively stable in the past ten years. During the fall of 1990, nitrogen fertilizer prices temporarily surged as a result of the Gulf War. During early 1994, shortages of ammonia developed and ammonia prices increased by approximately 60%. Once spring seasonal demand pressures subsided, the market price of ammonia declined but remains substantially above 1993 levels.

PHOSPHATE FERTILIZER

  Phosphate plays a direct role in many of the physiological processes of plants, such as the utilization of sugar and starch, photosynthesis, and the transfer of energy. It increases the strength of cereal straw, stimulates root development, promotes flower formation, and hastens the maturity of crops grown in soils low in phosphorus. Phosphate fertilizers are manufactured from phosphate rock obtained from surface mining operations. DAP is the most widely used form of phosphate fertilizer.

  From 1975 through 1989, worldwide phosphate fertilizer consumption increased from approximately 28 million tons to approximately 42 million tons per year. This increase was primarily a result of significant increases in demand from the developing world, particularly China and India. Between 1989 and 1993, worldwide phosphate demand fell sharply. In addition, starting in 1990, the FSU, which historically had been a significant importer of phosphate fertilizer, became a major exporter resulting in a material disruptive impact on world phosphate trade. More recently, purchases by India and China, the world's largest phosphate fertilizer importing nations, have dropped dramatically in response to the termination of state fertilizer subsidies in both countries. As a result of these factors, phosphate fertilizer consumption in 1993 declined to less than 31 million tons, the lowest level since 1977. While consumption was falling, DAP production remained relatively consistent. As a result, an acute supply imbalance developed and DAP prices fell to their lowest levels since 1977.

  During the spring of 1994, industry conditions improved markedly. The supply/demand relationship has responded to (i) production cutbacks by major U.S. producers, (ii) reduced phosphate fertilizer exports from the FSU, and
(iii) the reinstitution of subsidies and increased demand in China and India. DAP prices in the world market have risen significantly since the first half of 1993.

  For the longer term, worldwide phosphate fertilizer consumption has been projected by industry sources to approach 40 million tons per year by the year 2000. These projections are based on an assumed partial recovery of internal demand in the FSU, as well as growth in demand of approximately 5% per year in Africa, Asia and Latin America. Demand in the U.S. and western Europe is expected to be flat or to decline slightly.

POTASH FERTILIZER

  Potash, as a source of potassium, is a vital plant nutrient. Plants cannot achieve maximum growth and yield without potash, nor can the functions that potash performs be carried out by other nutrients. Potash is essential for protein synthesis, overcoming effects of diseases, tolerance of water stress and winter hardiness. Nearly every aspect of plant growth, development, yield and quality is dependent upon an adequate potash supply. Potash ore, the source of potash fertilizer, is extracted from both below surface and surface mines. Potash is also precipitated from potassium rich brines.

  In recent years, potash fertilizer markets worldwide have generally been characterized by excess capacity and falling usage. From a base of 57 million tons in 1988, worldwide consumption fell to approximately 39 million tons in 1993. In 1992 and 1993, demand was dampened by reduced usage in the developing world, particularly in India, China and Brazil. Concurrently, exports from the FSU increased, driven by hard currency demands and falling internal consumption.

  Potash fertilizer usage, both domestically and abroad, increased in the 1994 crop season and, as a result, prices have increased. Industry reports have forecasted significant growth in potash fertilizer consumption in developing countries over the next ten years as economic reforms in China, India and Latin America boost crop production.

                                    BUSINESS

GENERAL

  The Company is a major producer and supplier of nitrogen fertilizers in the southern United States and believes it is one of the nation's lowest-cost nitrogen fertilizer producers. The Company also manufactures phosphate and potash fertilizers, making it a full product line fertilizer supplier. The Company sells its nitrogen and potash fertilizer products to farmers, fertilizer dealers and distributors for ultimate use primarily in the southern farming regions of the United States and areas served by the Mississippi River system. Phosphate fertilizers are sold primarily in international markets.

  The Company's operations are managed from its corporate headquarters in Yazoo City, Mississippi. The Company produces nitrogen fertilizers at its production facility in Yazoo City, Mississippi, and through a 50%-owned production facility at Donaldsonville, Louisiana. The Louisiana facility ("Triad") is operated as a joint venture by the Company and First Mississippi Corporation. The Company produces DAP fertilizer at its Pascagoula, Mississippi, facility. Potash fertilizer is mined and processed at the Company's facility near Carlsbad, New Mexico.

EFFECTS OF THE REORGANIZATION

  The Company is the successor by merger to the Cooperative, which was formed in 1948 as the first fertilizer cooperative in the United States. Effective July 1, 1994, the Cooperative was merged into the Company and cooperative operations ceased. The primary business of the Cooperative was to provide nitrogen fertilizer to its shareholders. The Cooperative built an excellent reputation with its customers, suppliers and competitors as a high-quality, dependable source of fertilizers. Field surveys conducted by Company personnel have indicated that sales volumes should not be adversely affected by the change from the cooperative structure. Further, the Company anticipates that the strong relationships that the Cooperative developed with its customer-shareholders will have a positive carryover effect and enable the Company to retain a substantial portion of its existing customer base, while also being able to sell its products to new customers and in new markets.

  While the Cooperative had few options for raising capital, the Company believes the Reorganization will provide it with access to broader-based capital markets. This access will assist it in expanding operations, financing required capital expenditures and becoming even more competitive in its markets. The ability to issue securities not subject to the restrictions of the cooperative structure should also provide the Company with greater flexibility in connection with the financing of potential acquisitions, partnerships and alliances in the fertilizer industry.

BUSINESS STRATEGY

  The Company's business and operating strategy is to supply quality fertilizer products at competitive prices while increasing the Company's long-term profitability. This strategy focuses on the following elements:

  Low Cost/High Efficiency Operations. The Company stresses low cost and high efficiency in every aspect of its operations. The Company's products are global commodities that are available from multiple sources; therefore, the Company competes primarily on the basis of price. Accordingly, the Company is committed to maintaining its position as one of the lowest-cost U.S. nitrogen fertilizer producers. The Company maintains an experienced technical staff that aggressively seeks cost-reduction opportunities in its production processes.

  Customer Service and Product Quality. Unlike many of its competitors, the Company maintains a large and experienced field sales force strategically located throughout its market area. This sales force provides extensive, cost-effective, value-added services and programs to the Company's customers. These efforts help to differentiate the Company's products, enhance competitiveness and establish the Company as a preferred supplier of fertilizer products. Improvements to product quality are also continually addressed to assure that products offered by the Company remain well-accepted in the marketplace.

  Distribution System. The Company has strategically located production and distribution facilities throughout the United States' mid-South. All of the Company's warehouses and terminals are accessible by either rail or water. The flexibility to ship its products by these low-cost modes of transportation enhances the Company's competitive position.

  Increase in Net Backs. The Company seeks to achieve the greatest return for each sale based on the net back to the Company. The Company's marketing efforts are focused on geographically proximate markets where lower transportation and distribution costs increase net backs and improve margins.

  Implementation of Advantages of the Reorganization. The Company believes that its new corporate status will increase opportunities for the growth of its operations. In addition to enhancing its ability to improve net backs, the greater flexibility of operations and access to capital markets resulting from the Reorganization will assist the Company in expanding its operations, financing capital expenditures and seeking opportunities for acquisitions, joint ventures and other strategic alliances in the fertilizer business.

NITROGEN FERTILIZER

 Products

  The Company produces nitrogen fertilizers at its Yazoo City, Mississippi, production facility and at the Triad facility. In fiscal 1994, the Company sold over 1.6 million tons of nitrogen fertilizers to farmers, fertilizer dealers and distributors located primarily in the southern United States. Sales of nitrogen fertilizer products by the Company in fiscal 1994 were $199.9 million, which represented approximately 65% of net sales.

  The Company's principal nitrogen products include ammonia, fertilizer-grade ammonium nitrate, which is sold under the Company's trade name Amtrate(R), UAN solutions, which are sold under the Company's trade name N-Sol, and urea.

  Although, to some extent, the various nitrogen fertilizers are interchangeable, each has its own distinct characteristics which produce agronomic preferences among end users. Farmers decide which type of nitrogen fertilizer to apply based on the crop planted, soil and weather conditions, regional farming practices and relative nitrogen fertilizer prices.

  Ammonia. The basic nitrogen product is anhydrous ammonia, which is the simplest form of nitrogen fertilizer. Anhydrous ammonia, which is 82% nitrogen, is the most concentrated form of nitrogen fertilizer available. It is synthesized as a gas under high temperature and pressure. The raw materials used to produce anhydrous ammonia are natural gas, atmospheric nitrogen and steam.

  In fiscal 1994, the Company produced approximately 719,000 tons of anhydrous ammonia at its Yazoo City and Triad facilities and purchased approximately 45,000 tons. The Company sold approximately 45,500 tons of anhydrous ammonia as direct-application fertilizer and used the balance as a raw material to manufacture its other nitrogen fertilizer products.

  In the Company's markets, ammonia is used primarily as a preemergent fertilizer for most row crops. Although anhydrous ammonia is the least expensive form of nitrogen, its use as a primary fertilizer has gradually declined because of the difficulties of applying and the high cost of application equipment.

  Ammonium Nitrate. The Company is the largest manufacturer and marketer of ammonium nitrate fertilizer in the United States and believes it is one of the lowest-cost U.S. producers. Ammonium nitrate, which is 34% nitrogen, is produced by reacting anhydrous ammonia and nitric acid. Ammonium nitrate is less subject to volatilization (evaporation) losses than other nitrogen fertilizer forms. Due to its stable nature, ammonium nitrate is the product of choice for such uses as pastures and no-till row crops where fertilizer is spread upon the surface and is subject to volatilization losses. Although the consumption of ammonium nitrate in the U.S. has been stable in recent years, the use of conservation tillage, which reduces soil erosion, is increasing in the U.S. and should have a positive impact on ammonium nitrate demand.

  In fiscal 1994, the Company sold approximately 768,000 tons of solid ammonium nitrate fertilizer, which it produces at its Yazoo City facility. The Company's ammonium nitrate is sold under the registered trade name Amtrate(R). Due to its superior shipping and storage characteristics, Amtrate(R) has established excellent brand name recognition and a reputation as a high-quality product.

  N-Sol. In fiscal 1994, the Company sold approximately 563,000 tons of N-Sol, which it produces at its Yazoo City facility. N-Sol is a 32% nitrogen product that is made by mixing urea liquor and ammonium nitrate liquor. N-Sol is used in direct application to cotton, corn, grains and pastures as well as for use in liquid fertilizer blends. Over the past 20 years, there has been a substantial shift in product preference from directly applied ammonia to UAN solutions because of the difficulties of applying and the high cost of application equipment for ammonia.

  Urea. In fiscal 1994, the Company sold approximately 200,500 tons of prilled urea and approximately 66,000 tons of urea melt which it produces primarily at its Triad facility. Under a long-term contract with Melamine Chemicals, Inc. ("Melamine"), the Company is obligated to sell up to 75,000 tons per year of urea melt at prevailing market prices to Melamine's facility located adjacent to the Triad facility. Urea is synthesized by the reaction of ammonia and carbon dioxide and then solidified in prill form. At 46% nitrogen by weight, urea is the most concentrated form of dry nitrogen. Because urea undergoes a complex series of changes within the soil before the nitrogen it contains is ultimately converted into a form which can be used by plants, it is considered a long-lasting form of nitrogen. As a fertilizer product, urea is acceptable as both a direct-application material and as an ingredient in fertilizer blends. Urea consumption has increased modestly in recent years. In the Company's trade area, prilled urea is the nitrogen product of choice for topdressing rice. Most of the Company's prilled urea is aerially broadcast on rice crops in Arkansas, Louisiana, Mississippi and Texas.

 Production and Properties

  Yazoo City, Mississippi. The Yazoo City facility is a closely integrated, multi-plant nitrogen fertilizer production complex located on approximately 1,180 acres. The complex includes an anhydrous ammonia plant, four nitric acid plants, an ammonium nitrate plant and a UAN solutions plant. In 1993, the Company spent $32 million to expand its nitrogen production capacity at its Yazoo City facility, which increased nitric acid production capacity by approximately 300 tons per day and ammonium nitrate capacity by approximately 375 tons per day.

  The Yazoo City ammonia plant has been continuously retrofitted to incorporate energy-saving technology and improve efficiencies. The Yazoo City facility includes a 20.5 megawatt cogeneration facility, which produces significant savings by sequentially using steam for electricity generation and process heat. The Yazoo City plant has direct access to water, rail and truck transportation and is strategically located for the purchase of competitively priced natural gas. See "--Raw Materials--Natural Gas."

  Donaldsonville, Louisiana. The Triad facility is a closely integrated, multi-plant nitrogen fertilizer complex located on approximately 46 acres fronting the Mississippi River. At the Triad plant, the Company produces anhydrous ammonia and urea. The Company is entitled to one-half of the production from the Donaldsonville facility as the co-owner of Triad with First Mississippi Corporation. The Triad ammonia plant has been retrofitted on several occasions to increase production and enhance operating efficiency.

  Triad has ready access to rail and truck transportation. The plant is also equipped with a deep-water port facility on the Mississippi River, allowing access to economical barge and ship transport for its urea and ammonia products. The Triad facility is well positioned for the purchase of natural gas. See "--Raw Materials--Natural Gas."

 Marketing and Distribution

  Prior to the Reorganization, over 90% of the Cooperative's sales of nitrogen fertilizers were made to its shareholders who purchased products pursuant to a quantity entitlement based on their stock ownership and who received patronage refunds on such purchases. Competitive factors in the sale of nitrogen fertilizers include price, proximity to markets and customer service. The Company believes that it can successfully compete based on these criteria and anticipates that its nitrogen customer base will be substantially similar to that of the Cooperative. See "The Reorganization--Reasons for the Reorganization."

  The Company sells its nitrogen fertilizer products to farmers, dealers and distributors located primarily in the southern farming regions of the United States where its facilities are located. In the three-tiered fertilizer distribution chain, distributors operate as wholesalers supplying dealers who, in turn, sell directly to farmers. Larger customers (distributors and large multi-location dealers) arrange for distribution, storage and financing of nitrogen fertilizer. The majority of the Company's sales are made to distributors and large dealers.

  The ten states which make up the Company's primary trade area are Mississippi, Alabama, Arkansas, Texas, Louisiana, Missouri, Georgia, Florida, Tennessee and Kentucky. Based on published fertilizer consumption figures, the Company believes that its sales of nitrogen fertilizers in Mississippi, Alabama, Arkansas and Louisiana substantially exceed those of any other producer.

  The Company maintains a large and experienced field sales force strategically located throughout the southern United States. This sales force maintains close communications with the customer base and plays an important role in the marketing and distribution of the Company's products. Through regular, personal contact with its customers, the Company is able to ascertain local demand for fertilizer products and arrange to have those products available from the most cost-effective source. The Company's field sales force is also able to identify specific customer service needs which the Company can provide. Customer service helps differentiate the Company's products and enhance its position as a preferred supplier.

  The Company transports its nitrogen products by water, rail and truck. The Company's distribution network is complemented by 23 owned or leased warehouses and terminals strategically placed in high-consumption areas.

PHOSPHATE FERTILIZER

 Products

  The Company produces DAP at its Pascagoula, Mississippi, facility. In fiscal 1994, the Company sold approximately 638,000 tons of DAP, primarily into international markets. Sales of DAP by the Company in fiscal 1994 were $83.4 million, which represented approximately 27% of net sales.

  DAP is the most common form of phosphate fertilizer. DAP is produced by reacting phosphate rock with sulfuric acid to produce phosphoric acid, which is then combined with ammonia. DAP contains 18% nitrogen and 46% phosphate (P/2/0/5/) by weight. DAP is an important fertilizer product for both direct application and for use in blended fertilizers applied to all major types of row crops.

 Production and Properties

  The Company returned the Pascagoula facility to full operation and began producing DAP in December 1991 after entering into its phosphate rock supply contract with OCP. In April 1988, the Company sold its Pascagoula, Mississippi, fertilizer manufacturing facility where it produced mixed fertilizer products. The purchaser operated the facility for approximately two years, after which it filed a voluntary Chapter 7 bankruptcy petition and the U.S. bankruptcy trustee took control of the facility for liquidation. On December 7, 1990, the trustee conveyed the Pascagoula facility to the Company in lieu of foreclosure of the Company's security interest in the facility.

  The Company's phosphate production complex is located on approximately 1,500 acres. The Pascagoula facility is a closely integrated, multi-plant phosphatic fertilizer complex where the primary facilities are a phosphoric acid plant, two sulfuric acid plants and a DAP granulation plant. The plant has storage facilities for finished product (45,000 tons), as well as for the primary raw materials, phosphate rock (80,000 tons), sulfur (10,000 tons) and ammonia (25,000 tons). All of the phosphate rock used by the Company is purchased pursuant to a single supply contract. See "--Raw Materials--Phosphate Rock."

  The plant site fronts a deep-water channel that provides direct access to the Gulf of Mexico. The complex contains docks and off-loading facilities for receiving shipload quantities of phosphate rock, sulfur and ammonia, and for outloading DAP. The plant's location on deep water provides the Company with an outbound freight cost advantage over central Florida DAP producers with respect to international shipments and domestic shipments along the Mississippi River system.

 Marketing and Distribution

  The Company sells substantially all of its DAP to Atlantic, the exclusive distributor of its DAP products. Atlantic maintains a network of sales agents in the major phosphate fertilizer consuming nations around the world. Sales to Atlantic are made on an FOB Pascagoula basis at a price which reflects the price Atlantic charges its customers, adjusted to reflect Atlantic's commission. Sales to Atlantic for the export market are backed by standby letters of credit.

  In fiscal 1994, approximately two-thirds of the Company's DAP was sold into international markets. The three largest export markets in fiscal 1994 were India, China and Mexico. Most domestic sales are made in barge-lot quantities to major fertilizer distributors and dealers located on the Mississippi River system. The vast majority of the Company's product is transported by ship and barge, although truck and rail access is also available.

POTASH FERTILIZER

 Products

  The Company produces potash at its mine and related facilities near Carlsbad, New Mexico. In fiscal 1994, the Company sold approximately 330,000 tons of granular potash primarily to customers located west of the Mississippi River. In May 1994, the Company completed an expansion of its Carlsbad facility for $1.6 million, bringing its capacity for granular product to approximately 420,000 tons per year. Sales of potash fertilizer by the Company in fiscal 1994 were $24.1 million, which represented approximately 8% of net sales.

  The Company's potash is mined from subterranean salt deposits containing a mixture of potassium chloride and sodium chloride. The Carlsbad, New Mexico, potash deposits are located from 800 to 1,200 feet below the surface. Potash is produced in a refining process whereby the potassium chloride is separated from the sodium chloride.

  The Company produces red granular potash. The three principal grades of potash fertilizer are granular, coarse and standard, with granular being the largest particle size. Granular potash is used as a direct-application fertilizer and, among the various grades, is particularly well suited for use in fertilizer blends. Potash is an important fertilizer product for both direct application and for use in blended fertilizer applied to all major types of row crops.

 Production and Properties

  The Company's potash mine and refinery are located approximately 25 miles east of Carlsbad, New Mexico. The Company recently completed a $5 million project to modernize its mining equipment, enabling it to extract a higher grade of ore that will improve overall facility efficiencies. The mine supplies ore to an above ground refinery which separates the potassium chloride from the ore. The run-of-mine refined product is then transported to the Company's nearby compaction plant for conversion to granular form. The Company recently increased compaction capacity from approximately 300,000 tons to approximately 420,000 tons per year. Located contiguous to the compaction facility are storage and shipping facilities from which the finished product is transported by rail and truck into domestic and export markets.

  The Company's potash reserves are controlled under long-term federal and state potassium leases on approximately 60,000 acres. In addition, the Company holds mineral title to approximately 4,400 acres and fee title to approximately 10,000 acres. Revised estimates of potash ore reserves underlying the Carlsbad properties were compiled in 1981 and 1983. According to these estimates, the Company's reserves were estimated to contain 346.2 million tons of in situ ore with an average grade of 15.25% K/2/0 or 297.9 million tons of recoverable ore with an average grade of 14.88% K/2/0. Since these estimates were made, ore extracted would indicate remaining reserves of 334.4 million tons of in situ ore with an average grade of 15.25% K/2/O or 297.9 million tons of recoverable ore with an average grade of 14.88% K/2/O. This reserve base is estimated to be equivalent to 57.2 million tons of muriate of potash. At current production rates, the Company's reserves have a remaining life of approximately 140 years.

 Marketing and Distribution

  The substantial majority of the Company's potash sales are in domestic markets in the southern states west of the Mississippi River where it and other Carlsbad potash producers enjoy freight cost advantages over Canadian and overseas potash producers. Consistent with the Company's strategy to maximize net backs and increase profit margins, domestic sales are targeted for locations along the freight route of the Santa Fe Railroad. Domestic potash marketing is performed by the Company's sales staff. The Company's export sales are made through Potash Corporation of Saskatchewan Sales Limited. The primary export markets for the Company's potash are Mexico and Brazil. Potash for export is transported by rail to terminal facilities in Houston.

RAW MATERIALS

 Natural Gas

  Natural gas is the primary raw material used by the Company in the manufacture of nitrogen fertilizer products. Natural gas is used both as a chemical feedstock and as a fuel to produce anhydrous ammonia which is then upgraded into other nitrogen fertilizer products. During fiscal 1994, the cost of natural gas represented approximately 74% of the Company's cost of producing ammonia. Because there are no commercially feasible alternatives for natural gas in the production of ammonia, the economic viability of the Company's nitrogen business depends upon the availability of competitively priced natural gas.

  In today's natural gas market, the Company's total natural gas cost generally consists of two components--the market price of the natural gas in the producing area at the point of delivery into a pipeline and the fee charged by the pipeline for transporting the natural gas to the Company's plants. The cost of the transportation component can vary substantially depending on whether or not the pipeline has to compete for the business. Therefore, it is extremely important to the Company's competitiveness that it have access to multiple natural gas transportation services. In addition to the impact on transmission costs, access alternatives enable the Company to benefit from natural gas price differences that may exist from time to time in the various natural gas-producing areas. In recent years, the Company has improved the natural gas purchasing logistics of its nitrogen facilities.

  The natural gas requirements of the Yazoo City facility (approximately 54,000 Mcf per day) are supplied in part by Shell Western E&P Inc. ("SWEPI"), a subsidiary of Shell Oil Company ("Shell"). In 1972, the Company and Shell entered into a gas purchase and sale agreement whereby Shell agreed to supply natural gas to the Yazoo City plant from its natural gas reserves located in Rankin County, Mississippi. To facilitate this agreement, Shell constructed a 60-mile pipeline (the "Thomasville Line") from its reserves directly to the Yazoo City facility. The original Shell contract was superseded by a new contract with SWEPI on January 1, 1986. The 1986 contract provided for the delivery of 30,000 Mcf per day under arrangements providing for fixed prices on certain quantities and market-related prices on other specified quantities. The arrangements with SWEPI provided the Company with natural gas supplies priced below the prevailing market. The primary term of the SWEPI contract expired on March 31, 1994. SWEPI continues to furnish gas for a 180-day "renegotiation period" to allow for the opportunity for structuring a new contract. The Company anticipates that it will reach an agreement with SWEPI to continue purchasing the output of the Rankin County reserves, which is presently approximately 20,000 Mcf per day. The Company expects that the gas will be subject to market-sensitive pricing. Although the expiration of the SWEPI contract has resulted in higher natural gas costs, the Company believes that it remains one of the lowest-cost nitrogen producers in the U.S.

  The balance of the requirements of the Yazoo City facility are presently being furnished by an intrastate pipeline that is connected to the plant by the Thomasville Line and by various producers and marketers who sell gas to the Company at various points along the pipeline systems that are directly connected to the Yazoo City plant. The Yazoo City plant is also directly connected to the interstate pipeline system of Southern Natural Gas Company ("Southern"). The Company and Southern have entered into a long-term, interruptible transportation agreement. Although the Southern contract provides for interruptible service, the Company believes that curtailment of supply is unlikely because of the plant's location on the system. In addition to being connected to Southern, the plant is located within a mile of the Texas Eastern Transmission Corporation pipeline system. The Company has also secured long-term transportation capacity in the Thomasville Line, which provides the plant with access to an additional interstate pipeline and a large intrastate gathering and transmission system in southern Mississippi. As a result of this multiple source access, the Company benefits from competition for the transportation and its supply of natural gas.

  The natural gas requirements of the Triad facility are approximately 51,000 Mcf per day. The Triad facility is located in one of the primary gas-producing regions of the United States. The facility is presently connected to five intrastate pipeline systems and benefits from intense competition among those suppliers. Currently, the plant's requirements are being supplied by three of the intrastate lines under various pricing arrangements. Generally, these contracts impose firm delivery obligations at market-sensitive prices. In addition, the Company purchases gas for Triad on the spot market pursuant to 30- to 90-day fixed-price contracts. As a result of Triad's favorable access to natural gas supplies, the Company believes that the loss of any particular supplier would not have a material impact on plant operations. There have been no significant supply interruptions at the Triad facility.

  Natural gas is currently available in ample quantities, but the excess deliverability ("gas bubble") which existed in the late 1980's and early 1990's has dissipated. Producer deliveries are now approaching full capacity. As a result of the narrowing gap between supply and demand, natural gas prices have become increasingly volatile and subject to seasonal volatility. The Company uses natural gas futures contracts to hedge against the risk of short-term market fluctuations in the cost of natural gas.

 Phosphate Rock

  Phosphate rock is one of the primary raw materials for the manufacture of DAP. The Pascagoula facility's requirements for phosphate rock are approximately 1.1 million tons per year. As of September 15, 1991, the Company entered into a ten-year contract with OCP to supply all of the phosphate rock requirements of the Pascagoula facility. This contract was recently amended and its term extended to June 30, 2003. OCP, the national phosphate company of Morocco, is the world's largest producer and exporter of phosphate rock and upgraded phosphates as a company. The contract price for phosphate rock is based on phosphate rock costs incurred by certain domestic competitors of the Company and on the long-term financial performance of the Company's phosphate operations. Under this formula, the Company realizes favorable phosphate rock prices and is afforded significant protection during periods when market conditions are depressed and its DAP operations are not profitable. As a result, the Company was able to sustain its operations since reopening the Pascagoula facility in December 1991, despite historically low prices for phosphate products. Conversely, in favorable markets, when the Company's DAP operations are profitable, the contract price of phosphate rock will escalate based on the profitability of its DAP operations. Pursuant to this contract, the Company and OCP are required to negotiate further adjustments as needed to maintain the viability and economic competitiveness of the Pascagoula plant. The strategic alliance with OCP has functioned effectively since inception, and the Company considers its relations with OCP to be good.

 Sulfur

  Sulfur is used in the manufacture of sulfuric acid at the Pascagoula plant. Sulfur is in adequate supply and is available on the open market in quantities sufficient to satisfy the Company's current requirements of 300,000 tons per year.

 Ammonia

  Until recently, ammonia has been in adequate supply at depressed prices. In early 1994, intermittent shortages of ammonia, which caused a surge in ammonia prices, developed as a result of increased consumption in agricultural and industrial markets, several unplanned plant outages and reduced imports from the FSU. However, in the past few months, ammonia prices have returned to more moderate levels.

COMPETITION

  Since fertilizers are global commodities which are available from multiple sources, the primary competitive factor is price. Other competitive factors include product quality, customer service and availability of product. In each product category, the Company competes with a broad range of domestic producers, including farmer cooperatives, subsidiaries of larger companies, integrated energy companies and independent fertilizer companies. Many of the Company's domestic competitors have larger financial resources and sales than the Company. The Company also competes with foreign producers. Foreign competitors are often owned or subsidized by their governments and, as a result, may have cost advantages over domestic companies. Additionally, foreign competitors are frequently motivated by non-market factors such as the need for hard currency.

  The Company produces and sells nitrogen fertilizer products primarily in the southern United States. Because competition is based largely on price, maintaining low production costs is critical to competitiveness. The Company believes it is one of the lowest-cost producers of nitrogen fertilizers in the United States. Natural gas comprises the majority of the raw materials cost of nitrogen fertilizers. Competitive natural gas purchasing is essential to maintaining of the Company's low-cost position. Equally important is efficient use of this gas because of the energy-intensive nature of the nitrogen fertilizer business. Therefore, cost-competitive production facilities that allow flexible upgrading of ammonia to other finished products are critical to a low-cost competitive position. In the highly fragmented nitrogen fertilizer market, product quality and customer service can also be sources of product differentiation.

  Through Atlantic, the Company sells approximately two-thirds of its DAP in international markets. The United States phosphate industry has become more concentrated as a result of recent consolidations and joint ventures, and the Company is significantly smaller than most of its competitors in terms of resources and sales. Most of the Company's principal competitors have captive sources of some or all of the raw materials and this may provide them with cost advantages. The Company's long-term phosphate rock contract with its flexible pricing mechanism is a key element to the Company's ability to compete.

  Most potash consumed in the United States is provided by large Canadian producers, who have economies of scale and lower variable costs than their U.S. counterparts. Over 80% of United States potash production capacity is located in the Carlsbad, New Mexico, area. While the Carlsbad producers have higher mining costs than the Canadian producers, this disadvantage is offset by logistical and freight advantages in certain markets in the United States southwest and the lower United States corn belt. The Company competes in these markets primarily with three other Carlsbad potash producers. The Company believes that its reserve position gives it a competitive edge and that it will be a long-term participant in the United States potash industry.

OTHER PROPERTIES

  The Company owns an administration building in Yazoo City which contains approximately 65,000 square feet of office space.

  The Company has a total systemwide storage capacity of approximately 393,000 tons. In addition to the fertilizer storage facilities in Yazoo City and Pascagoula, Mississippi, Carlsbad, New Mexico, and Donaldsonville, Louisiana, the Company also owns or leases 23 fertilizer storage and distribution facilities at other locations in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Missouri, Tennessee and Texas.

  In 1980, the Company completed the purchase of phosphate rock property in Hardee County, Florida. This property, containing approximately 12,000 acres, is estimated by the Company to contain approximately 62 million recoverable tons of phosphate rock of commercial quality. During 1990, the Company entered into an agreement granting a third party the exclusive option, for a period of four years, to purchase this undeveloped phosphate rock property. The Company received an aggregate of $14 million in option payments during this period. As of July 12, 1994, the Company and the option holder entered into new agreements with respect to this property whereby (i) the Company conveyed approximately 2,500 acres of this property to the third party; (ii) for aggregate additional option payments of $7 million to be paid during the option period, the Company granted to the third party the exclusive option, for a period of three and one-half years, to purchase the remaining 9,500 acres; (iii) the Company was granted a put option pursuant to which the Company has the right to sell the 9,500 acres to the third party if the third party does not exercise its prior option to purchase the property; and (iv) the Company was granted an exclusive option to repurchase the previously conveyed 2,500 acres in the event the third party does not exercise its option to purchase the 9,500 acres and the Company does not exercise its put option on the 9,500 acres.

RESEARCH AND DEVELOPMENT

  The Company has a research and development staff of 13 full-time professional employees whose activities relate primarily to the improvement of existing products. The expenditures on research activities sponsored by the Company during fiscal 1994, 1993 and 1992 were approximately $1.4 million, $1.4 million and $1.7 million, respectively.

EMPLOYEES

  As of June 30, 1994, the Company employed approximately 960 persons at all locations. The Company considers its employee relations to be satisfactory.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

  The Company's operations are subject to federal, state and local laws and regulations pertaining to the environment, among which are: the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Emergency Response Compensation and Liability Act, the Toxic Substances Control Act and the Mississippi State Pollution Prevention Act. The Company's facilities require operating permits that are subject to review by governmental agencies. The Company believes that its policies and procedures now in effect are generally in compliance with applicable laws and with the permits relating to the facilities.

  In the past, significant capital and operating costs related to environmental laws have been incurred. The majority of the Company's environmental capital expenditures have been in response to the requirements of the Clean Air Act and the Clean Water Act. Since 1967, the Company has spent approximately $50.0 million on its fertilizer production facilities in order to meet applicable federal and state pollution standards. The Company is involved in certain litigation involving a Louisiana waste disposal site. See "--Legal Proceedings--Combustion, Inc. Litigation."

  Capital expenditures related to environmental obligations for the past three fiscal years were approximately as follows: 1994--$619,000; 1993--$7.0 million; and 1992--$10.0 million. Included in the foregoing expenditures for fiscal 1993 and 1992 is a portion of the cost of a new nitric acid plant and related facilities in Yazoo City. which was completed in early 1993. This facility increased capacity and also replaced existing production from other plants that were closed. Enhanced environmental protection under the Clean Air Act was a primary factor in the Company's decision to construct the plant.

  Environmental capital expenditures are expected to be approximately $6.0 million for fiscal 1995. A portion of this amount will be used for a recently approved expenditure of approximately $7.0 million relating to the replacement of a scrubber system at Yazoo City that will reduce particulate emissions from fertilizer prill towers, and a portion of this amount will be used for a recently approved $1.3 million expenditure relating to the relocation of the discharge point of the Yazoo City facility's combined storm and process water to the Yazoo River.

   During fiscal 1994, the Company charged to its earnings approximately $6.1 million relating to the estimated cost of the future closure of the gypsum disposal facility located at Pascagoula. This charge relates to the portion of the disposal facility utilized to date, and it is estimated that future charges of approximately $3.0 million will be accrued over the estimated six-year remaining life of the disposal facility.

  In the normal course of its business, the Company is exposed to risks relating to possible releases of hazardous substances into the environment. Such releases could cause substantial damage or injuries. Environmental expenditures have been and will continue to be significant. It is impossible to predict or quantify the impact of future environmental laws and regulations.

LEGAL PROCEEDINGS

  Combustion, Inc. Litigation. On July 15, 1986, the first of 17 lawsuits was filed by numerous plaintiffs in the Twenty-first Judicial District Court, Parish of Livingston, State of Louisiana, against Triad, the Company and approximately 90 other named defendants. Additionally, approximately 200 parties have been added as third-party defendants. The plaintiffs' claims are based on alleged personal injuries and property damages as a result of exposure to hazardous waste from the Combustion, Inc. waste disposal site in Livingston Parish, Louisiana.

  These cases were removed to the U.S. District Court for the Middle District of Louisiana, then remanded to State Court, and have now been removed once again to Federal Court. The plaintiffs have filed a motion to have the cases remanded to State Court.

  The plaintiffs moved for certification of a class for the purpose of consolidating the pending litigation as one class action suit, and in January 1991, a state class was certified by the District Court judge. The Louisiana First Circuit Court of Appeal affirmed the certification of the class, but reversed the definition of the class and remanded the issue to the trial court for further determination.

  Triad and the Company are vigorously defending their position in these proceedings and consider their defense meritorious.

  CERCLA Sites. Triad has received and responded to letters issued by the United States Environmental Protection Agency ("EPA") under Section 104 of the Comprehensive Environmental Response

Compensation and Liability Act ("CERCLA") relative to the possible disposition of Triad waste at the Combustion, Inc. site and the Cleve Reber disposal site in Ascension Parish, Louisiana. Under CERCLA, generators of waste may be held responsible for investigation and site cleanup costs.

  Potash Litigation. In actions filed in April 1993, the Company was named as a defendant, along with other United States and Canadian potash producers, in several complaints that alleged a conspiracy among the defendants to fix the price of potash in violation of the United States antitrust laws. Following the disqualification of certain of the plaintiff's counsel, amended complaints were filed, none of which name the Company as a defendant. With respect to two of the plaintiffs, the Company has entered into an agreement whereby any applicable statute of limitation is tolled from the date of the agreement through September 30, 1994.

  Potash Investigation. On November 24, 1993, the Antitrust Division of the Department of Justice served the Company with a grand jury subpoena in connection with its investigation of allegations of price fixing by United States and Canadian potash producers. The subpoena requests that the Company produce certain documents relating to its potash business in the United States and Canada. The Company is in the process of assembling these documents for production.

  Other Legal Proceedings. In addition to the foregoing, the Company, in the ordinary course of business, is the subject of, or a party to, other various pending or threatened legal proceedings. The Company believes that any ultimate liability arising from these actions would not have a material effect on its financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

           NAME            AGE                     POSITION
  -----------------------  --- -------------------------------------------------
  Charles O. Dunn (1)      46  President, Chief Executive Officer and Director
  William F. Hawkins       63  Senior Vice President--Finance and Administration
  David W. Arnold          57  Senior Vice President--Technical Group
  C. E. McCraw             46  Senior Vice President--Operations
  Robert E. Jones          46  Vice President and General Counsel
  John J. Duffy            60  Vice President--Sales and Marketing
  Rosalyn B. Glascoe       49  Corporate Secretary
  Coley L. Bailey (1)      43  Chairman of the Board
  John Sharp Howie (1)(2)  54  Vice Chairman of the Board
  John W. Anderson (1)(3)  59  Director
  Frank R. Burnside, Jr.
   (2)                     45  Director
  Woods E. Eastland (2)    49  Director
  Robert P. Dixon (1)(2)   50  Director
  W. R. Dyess (3)(4)       55  Director
  G. David Jobe (3)        51  Director
  George Penick (4)        46  Director
  David M. Ratcliffe (3)   46  Director
  Wayne Thames (4)         58  Director
  Tom C. Parry             66  Director Emeritus

- --------
(1) Member of Executive Committee
(2) Member of Compensation Committee
(3) Member of Audit Committee
(4) Member of Directors Affairs Committee

  Charles O. Dunn has been employed by the Company since 1978, was elected President and Chief Executive Officer of the Company in April 1993 and has served as a director of the Company since 1993. Prior to becoming President, Mr. Dunn served in various positions within the Company, including Attorney and Executive Vice President.

  William F. Hawkins has been employed by the Company since 1966. He was appointed Senior Vice President--Finance and Administration in 1987. Prior to 1987, Mr. Hawkins served in various positions with the Company, including Senior Vice President--Finance and Vice President--Finance.

  David W. Arnold has been employed by the Company since 1966. He was appointed as Senior Vice President--Technical Group in July 1991. Mr. Arnold served as Senior Vice President--Engineering from 1981 to 1987 and as Senior Vice President--Research & Engineering from 1987 to 1991.

  C. E. McCraw has been employed by the Company since 1974. He was appointed Senior Vice President--Fertilizers Group in 1991. Prior to 1991, Mr. McCraw served as Vice President--Operations, Vice President--Nitrogen Development and in various other positions with the Company.

  Robert E. Jones has been employed by the Company since 1974. He was appointed Vice President and General Counsel in 1989. Prior to 1989, Mr. Jones served in various positions with the Company, including Associate General Counsel and General Counsel.

  John J. Duffy has been employed by the Company since 1988. He was appointed Vice President--Sales and Marketing in 1994. Prior to 1994, Mr. Duffy served as Director of Sales and Marketing.

  Rosalyn B. Glascoe has been employed by the Company since 1981. She was appointed Corporate Secretary in 1986. Prior to 1986, Ms. Glascoe served as Stock Department Manager and Assistant Secretary.

  Coley L. Bailey has been a director of the Company since 1978 and has served as Chairman of the Board since 1988. For more than the past five years, he has been engaged in farming activities in Yalobousha County, Mississippi.

  John Sharp Howie has been a director of the Company since 1966 and has served as Vice Chairman of the Board since 1988. For more than the past five years, he has been engaged in farming activities in Yazoo County, Mississippi.

  John W. Anderson has been a director of the Company since 1989. In May 1989, he was named Chief Executive Officer of Alabama Farmers Cooperative, Inc. Prior to 1989, Mr. Anderson was Manager of the Anderson's Peanuts Division of Alabama Farmers Cooperative. He had been affiliated with Anderson's Peanut Division since 1984.

  Frank R. Burnside, Jr. has been a director of the Company since 1985. For more than the past five years, he has been a farm supply dealer and Vice President and Manager of Newellton Elevator Company, Inc., Newellton, Louisiana.

  Robert P. Dixon has been a director of the Company since 1986. For more than the past five years, he has been the President and Chief Executive Officer of SF Services, Inc., a North Little Rock, Arkansas, agricultural cooperative.

  W. R. Dyess has been a director of the Company since 1991. Since 1972, he has served as President of Dyess Farm Center, Inc., in Bardwell, Texas, and ABC Ag Center, Inc., in Corsicana, Texas.

  Woods E. Eastland has been a director of the Company since July 1994. Since 1986, he has been President and Chief Executive Officer of Staplcotn & Stapldiscount, a cotton marketing and financing cooperative located in Greenwood, Mississippi.

  G. David Jobe has been a director of the Company since 1989. Since 1981 he has been affiliated with, and currently serves as Senior Vice President of Corporate Operations of, MFA Incorporated, a regional agricultural cooperative.

  George Penick has been a director of the Company since July 1994. He is President of the Foundation for the Mid South, a private philanthropic foundation, and has served in that position since 1990. From 1986 until 1990, he was the first executive director of the Jessie Ball duPont Fund.

  David M. Ratcliffe has been a director of the Company since July 1994. Since 1991, he has served as President and Chief Executive Officer of Mississippi Power Company, an electric utility. From 1989 until 1991, he was Executive Vice President of Southern Company Services.

  Wayne Thames has been a director of the Company since 1973. For more than the past five years, he has been a cattleman in Evergreen, Alabama.

  Tom C. Parry was President of the Company and a member of the Board of Directors from 1972 until 1993. Mr. Parry was appointed in 1994 by the Board of Directors as Director Emeritus.

TERM OF OFFICE

  The Board of Directors is classified into three classes, the first class serving until the annual meeting of shareholders to be held in 1995 ("Class I Directors"), the second class serving until the annual meeting of shareholders to be held in 1996 ("Class II Directors") and the third class serving until the annual meeting of shareholders to be held in 1997 ("Class III Directors"). Messrs. Burnside, Anderson, Dixon and Penick serve as Class I Directors, Messrs. Thames, Dyess, Jobe and Ratcliffe serve as Class II Directors and Messrs. Dunn, Bailey, Howie and Eastland serve as Class III Directors. All officers serve at the pleasure of the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Articles of Incorporation contain provisions eliminating the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Mississippi Business Corporation Act. Each director will continue to be subject to liability for the amount of financial benefit received by a director to which he or she is not entitled, for any intentional infliction of harm on the Company or its shareholders, for improper distributions to shareholders and for intentional violations of criminal law. This provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

BOARD COMMITTEES

  The Board of Directors has established four standing committees: the Audit Committee, the Compensation Committee, the Directors Affairs Committee and the Executive Committee. The Audit Committee recommends the appointment of independent auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' salaries and bonuses. No member of the Compensation Committee or the Audit Committee is or has been an employee of the Company. The Directors Affairs Committee operates as a nominating committee for the slate of directors and officers, recommends directors' compensation to the full Board and periodically reviews the performance of the Board. The Executive Committee has the authority to take all actions which the Board of Directors as a whole would be able to take.

DIRECTOR COMPENSATION

  All directors, other than Coley L. Bailey, John Sharp Howie and Charles O. Dunn, are paid an annual retainer of $12,000 and $1,000 per meeting, plus expenses. Coley L. Bailey, as Chairman of the Board, receives a salary of $40,000 a year, plus expenses. John Sharp Howie, as Vice Chairman of the Board, receives an annual retainer of $18,000 and $1,000 per meeting, plus expenses. Charles O. Dunn, as President and Chief Executive Officer, receives no additional remuneration for serving as a director.

EXECUTIVE COMPENSATION

  The following table sets forth information with respect to all compensation paid or earned for services rendered to the Company in fiscal 1994, 1993 and 1992 by the Company's Chief Executive Officer and the Company's four highest paid executive officers other than the Chief Executive Officer (together, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION
                                ---------------------------------------------------------
           (A)                  (B)            (C)             (D)               (E)
                                                                             OTHER ANNUAL
NAME AND PRINCIPAL                           SALARY           BONUS          COMPENSATION
POSITION                        YEAR           ($)             ($)              ($)(1)
- ------------------              ----         -------         -------         ------------
Charles O. Dunn                 1994         280,008          89,603            4,562
 President and Chief            1993         243,319          64,612            4,427
 Executive Officer              1992         216,600          65,846            4,303
William F. Hawkins              1994         223,260          47,331            4,562
 Senior Vice President--        1993         212,628          45,077            4,427
 Finance and Administration     1992         198,720          55,344            4,303
C. E. McCraw                    1994         209,760          47,406            4,562
 Senior Vice President--        1993         195,132          41,758            4,427
 Operations                     1992         175,008          46,377            4,303
Robert E. Jones                 1994         174,840         111,683            4,562
 Vice President and             1993         162,648          32,123            4,427
 General Counsel                1992         152,016          34,584            4,303
David W. Arnold                 1994         168,312          30,666            4,562
 Senior Vice President--        1993         159,540          30,711            4,427
 Technical Group                1992         149,100          33,920            4,303

- --------
(1) The amounts disclosed in column (e) of the Summary Compensation Table represent employee salary deferrals under the Company's 401(k) plan which would otherwise be payable during the relevant fiscal year.

BASE SALARIES

  Base salaries of the President and other executive officers are based on internal equity and external competitiveness. The Company has retained W.M.S. Management Consultants, a compensation consulting firm, to assist in the establishment of salary ranges for each executive officer. Individual salaries are set within the established range based on subjective individual performance evaluations. It is the objective of the Compensation Committee of the Company to develop salary programs that attract and maintain qualified key employees.

ANNUAL BONUSES

  Annual bonuses for executive officers are intended to reward key employees who have a material impact on the Company's operating results. Bonuses are not paid unless the Company's financial performance, as measured by specified ratios, ranks in the top 50% of an industry survey. The Chief Executive Officer's bonus is based on corporate performance. Other executive officers' bonuses are based in part on corporate performance, as measured by specific financial measurements, and in part on management's evaluation of each executive officer's performance. These criteria are reviewed and approved by the Compensation Committee. Under this plan, the Chief Executive Officer's bonus can range as high as 33% of base salary.

Other executive officers can achieve bonuses up to a maximum percentage established by the Compensation Committee. For 1994, maximum bonus potential for the Company's four most highly compensated executive officers, other than the Chief Executive Officer, ranged between 15% and 21%. In addition, executive officers participate in a bonus plan in which all Company employees participate. This plan is effective only in years in which 7.5% of Company profits exceed 3% of base payroll. The exact individual pay out percentage is determined by the ratio that 7.5% of profits has to total base payroll, to a minimum of 3% but not to exceed 10%. In 1994 the plan will pay the full 10% bonus to all employees.

STOCK INCENTIVE PLAN

  The Company recently adopted the Mississippi Chemical Corporation 1994 Stock Incentive Plan (the "Stock Plan"). On August 2, 1994, the Compensation Committee granted options to acquire an aggregate of 201,941 shares of Common Stock to eleven executive officers and key employees. All options were granted at an exercise price per share to be equal to the price per share of the Common Stock offered hereby and vest within a period of eight years in accordance with a formula based on the price performance of the Common Stock. A total of 1,800,000 shares of Common Stock are reserved for issuance under the Stock Plan pursuant to options, stock appreciation rights and stock awards. Benefits under the Stock Plan may be granted to officers and key employees of the Company selected by the Compensation Committee based on the special importance of their services to the Company. Under the terms of the Stock Plan, participants may receive incentive stock options or non-qualified stock options in such amounts, with such vesting provisions and with such exercise prices (not less, however, than the fair market value of the Common Stock on the date of grant) as may be established by the Compensation Committee. The terms of options will not exceed ten years. To the extent permitted by the Compensation Committee, the exercise price of an option may be paid in shares of Common Stock valued at their then fair market value. Stock appreciation rights may be granted independently or in conjunction with options. A stock appreciation right entitles the recipient to receive, in cash or Common Stock, the excess of the fair market value of a share of Common Stock on the exercise date over the fair market value on the date of grant. Stock awards consist of Common Stock transferred to participants without payment therefor as additional compensation. Stock awards may be subject to forfeiture or vesting based upon the achievement of Company performance goals established by the Compensation Committee. At this time, the Company does not plan to grant stock appreciation rights or stock awards.

PENSION PLAN

  The Company provides a "Defined Benefit" retirement plan for all regular employees meeting established age and employment service requirements. Benefits are determined based on average pay and years of credited service. Annual Company contributions on behalf of individual specified participants cannot be calculated by plan actuaries. Only an employee's "base pay" is covered by the plan. Plan compensation does not include bonuses, overtime or shift differentials. The following table shows estimated annual benefits payable at age 65 to newly hired persons in specified compensation and years of service categories. Listed benefits are not subject to deductions for social security or other offset amounts.

                               PENSION PLAN TABLE

                                                   YEARS OF SERVICE
                                      ------------------------------------------
   REMUNERATION                         15      20       25       30       35
   ------------                       ------- ------- -------- -------- --------
   $ 25,000.......................... $ 4,688 $ 6,250 $  7,813 $  9,375 $ 10,938
     50,000..........................  10,005  12,500   15,625   18,750   21,875
    100,000..........................  25,005  32,440   39,763   47,175   54,880
    150,000..........................  40,005  52,440   64,763   77,175   89,880
    200,000..........................  55,005  72,440   89,763  104,077  104,077
    250,000 and above................  65,757  86,776  104,077  104,077  104,077

  Years of service for the Named Executive Officers are: Charles O. Dunn--16; William F. Hawkins--28; C. E. McCraw--20; Robert E. Jones--20; and David W. Arnold--28.

SUPPLEMENTAL BENEFIT PLAN

  In fiscal 1984, the Company established a nonqualified "Defined Benefit" Supplemental Benefit Plan for any employee who is a participant in the Pension Plan and whose benefits from that Plan will, at his retirement, be limited by the operation of Section 415 of the Internal Revenue Code and/or, effective for fiscal 1991, Section 407(a)(17) of the Code. The purpose of the supplemental plan is to make up the difference between the defined pension benefit permitted under Section 415 of the Code and what would otherwise be payable but for the
Section 415 limit.

  Benefits from this Plan will be payable to any participant designated by the Plan Administrator on a monthly basis beginning at the time and under the terms that would have applied if such benefits had been payable from the Pension Plan.

  The following table shows estimated annual benefits payable under the Plan to persons in specified compensation and years of service categories. (The actual benefit paid under the supplemental plan is the supplemental benefit minus the allowable pension plan benefit.)

                        SUPPLEMENTAL BENEFIT PLAN TABLE

                                                   YEARS OF SERVICE
                                      ------------------------------------------
   REMUNERATION                         15      20       25       30       35
   ------------                       ------- ------- -------- -------- --------
   $150,000 or less.................. $   --  $   --  $    --  $    --  $    --
    200,000..........................     --      --       --     3,098   20,803
    250,000..........................   4,248   5,664   10,686   33,098   55,803
    300,000..........................  19,248  25,664   35,686   63,098   90,803
    350,000..........................  34,248  45,664   60,686   93,098  125,803
    400,000..........................  49,248  65,664   85,686  123,098  160,803
    450,000..........................  64,248  85,664  110,686  153,098  195,803

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN RELATIONSHIPS WITH CUSTOMERS

  The primary business of the Cooperative was to provide fertilizer products to its shareholders pursuant to preferred patronage rights to purchase fertilizer products in proportion to the type and amount of Common Stock they owned. Certain directors of the Company were either direct customers of the Cooperative or were affiliated in some capacity with direct customers of the Cooperative. All sales of product to directors and their affiliates have been and are made in the ordinary course of business at prices and terms which are determined based on prevailing competitive conditions and which are no less favorable to the Company than the prices and terms of transactions with other customers and shareholders.

  During fiscal 1994 and 1993, sales to SF Services, Inc. ("SFS"), were approximately $34 million and $33 million representing approximately 10.8% and 11.4% of the Company's net sales and approximately 8.7% and 8.6% of SFS's consolidated gross revenues, respectively. Robert P. Dixon, a director of the Company, is an executive officer of SFS. During fiscal 1994 and 1993, sales to Alabama Farmers Cooperative, Inc. ("AFC"), were approximately $13.7 million and $14.0 million, respectively. These sales represent 6.5% and 6.6%, respectively, of the gross revenues of AFC. John W. Anderson, a director of the Company, is an executive officer of AFC. Sales to SFS and AFC were on terms and conditions comparable to transactions with other shareholders.

  The Cooperative paid its shareholders patronage refunds. In fiscal 1993, the Cooperative paid its largest shareholder, SFS, patronage refunds in the aggregate amount of $1.9 million and paid AFC $1.7 million. As a result of the Reorganization, the Company will not pay patronage refunds after fiscal 1994. It is currently expected that patronage refunds with respect to fiscal 1994 will be calculated and paid in October 1994.

OTHER TRANSACTIONS

  SFS has agreed to buy the Company's storage facility located in North Little Rock, Arkansas, for approximately $600,000. Robert P. Dixon, a director of the Company, is an executive officer of SFS.

  On August 30, 1993, the Company sold a storage facility located in Decatur, Alabama, to AFC for $115,000. John W. Anderson, a director of the Company, is the President and Chief Executive Officer of AFC.

  In the opinion of the Company, the transactions described are on terms as favorable to the Company as if transacted with unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information as of July 1, 1994, regarding the beneficial ownership of the Common Stock by (i) the Selling Shareholders, (ii) each shareholder known by the Company to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock, (iii) each director of the Company, (iv) each Named Executive Officer of the Company and (v) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information provided by the named persons, have sole investment and sole voting power with respect to such shares, subject to community property laws where applicable. The address of SF Services, Inc., is 824 North Palm Street, P.O. Box 5489, North Little Rock, Arkansas 72119. Except as set forth in the preceding sentence, the address of each of the shareholders named below is the Company's principal executive office.

                                                 NUMBER OF
                           OWNERSHIP PRIOR TO     SHARES       OWNERSHIP AFTER
                                OFFERING       BEING OFFERED   THE OFFERING(1)
                          -------------------- ------------- --------------------
                           SHARES OF             SHARES OF    SHARES OF
NAME OF BENEFICIAL OWNER  COMMON STOCK PERCENT COMMON STOCK  COMMON STOCK PERCENT
- ------------------------  ------------ ------- ------------- ------------ -------
SF Services, Inc........   2,956,175    15.2%     598,000     2,358,175    10.4%
Alabama Farmers
 Cooperative Inc........   1,098,660     5.6       55,000     1,043,660     4.6
Mapco Inc...............     192,701     1.0       68,000       124,701     *
Missouri Farmers
 Association, Inc.......     726,108     3.7      376,309       349,799     1.5
Voluntary Purchasing
 Groups, Inc............     334,011     1.7      169,988       164,023     *
Gold Kist, Inc..........     235,203     1.2      235,203             0     --
Jimmy Sanders Seed
 Company................     154,933     *         77,500        77,433     *
Delta Purchasing
 Federation (AAL).......     301,264     1.5       20,000       281,264     1.2
Charles O. Dunn.........         --      --           --            --      --
William F. Hawkins......         --      --           --            --      --
David W. Arnold.........         --      --           --            --      --
C. E. McCraw............         --      --           --            --      --
Robert E. Jones.........         --      --           --            --      --
John J. Duffy...........         --      --           --            --      --
Coley L. Bailey.........       4,663     *            --          4,663     *
John Sharp Howie (2)....       3,857     *            --          3,857     *
John W. Anderson........         448     *            --            448     *
Frank R. Burnside, Jr.
 (3)....................      21,015     *            --         21,105     *
Robert P. Dixon (4).....         380     *            --            380     *
W. R. Dyess (5).........      43,932     *            --         43,932     *
Woods E. Eastland (6)...       3,440     *            --          3,440     *
G. David Jobe...........         --      --           --            --      --
George Penick...........         --      --           --            --      --
David M. Ratcliffe......         --      --           --            --      --
Wayne Thames............       4,825     *            --          4,825     *
All directors and
 executive officers
 as a group (17
 persons)...............      82,750     *            --         82,750     *

- --------

*Less than 1%.

(1) Assumes no exercise of the over-allotment option. If the over-allotment
    option is exercised in full,     additional shares will be sold by the
    Company and the following Selling Shareholders will sell the following additional shares: Alabama Farmers Cooperative Inc.--8,250 shares; Missouri Farmers Association, Inc.--349,799 shares; and Voluntary Purchasing Groups, Inc.--164,023 shares.

(2) Mr. Howie owns 1,971 shares individually and is the beneficial owner of 1,886 shares owned by Pauline W. Howie and John Sharp Howie d/b/a Cedar Grove Plantation.

(3) Mr. Burnside owns 3,187 shares individually and is the beneficial owner of 17,828 shares owned by Newellton Elevator Company, Inc.

(4) Mr. Dixon owns 26 shares individually and is the beneficial owner of 354 shares owned by Robert P. Dixon d/b/a Benchmark Farms.

(5) Mr. Dyess owns 474 shares individually and is the beneficial owner of 29,238 shares owned by Dyess Farm Center, Inc., and 14,220 shares owned by ABC Ag Center, Inc.

(6) Mr. Eastland is the beneficial owner of 3,440 shares owned by the Elizabeth
    C. Eastland Trust.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,500,000 shares, of which 100,000,000 shares are Common Stock, par value $.01 per share, and 500,000 shares are Preferred Stock, par value $.01 per share. At July 1, 1994, there were 18,773,212 shares of Common Stock outstanding and held of record by 14,217 shareholders and no shares of Preferred Stock outstanding. Up to an additional 681,142 shares of Common Stock may be issued upon the conversion of Special Accounts, including Special Accounts arising from 1994 patronage and up to a further 128,880 shares may be issued if certain small shareholders of the Cooperative elect not to receive cash in the Reorganization.

COMMON STOCK

  The issued and outstanding shares of Common Stock are, and the shares being offered hereby will, upon payment therefor, be validly issued, fully paid and nonassessable. Subject to the rights of holders of Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company that are legally available for distribution, after payment of all debts and other liabilities, including Special Accounts which, pursuant to the Articles of Incorporation of the Company, may be established by the Company's Board of Directors only to represent capital allocations to shareholders of the Company of a portion of earnings on business done with such shareholders made by the Cooperative, and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of Directors.

  Each of the items described in "--Preferred Stock," "--Certain Statutory Provisions" and "--Certain Charter Provisions" hereafter, could result in the Company being less attractive to a potential acquiror and could result in shareholders receiving less for their shares of Common Stock than otherwise might be available in the event of a takeover attempt.

PREFERRED STOCK

  The Company's Articles of Incorporation authorize the Board of Directors to issue the Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without the approval of the holders of Common Stock, Preferred Stock that has voting, dividend or liquidation rights superior to the Common Stock and that may adversely affect the rights of holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

RIGHTS TO PURCHASE PREFERRED STOCK

  The Company declared a dividend of one preferred share purchase right (a "Right") payable on August 15, 1994 to shareholders of record as of August 5, 1994 for each share of Common Stock. Each Right entitles its holder to purchase one one-hundredth of a share of the Company's Preferred Stock, Series A, $0.01 par value per share (the "Series Preferred Stock"), at an exercise price of $50.00 per share (the "Purchase Price"). The Rights will expire on August 15, 2004, unless earlier redeemed or exchanged by the Company.

  The Rights are exercisable upon the earlier to occur of (i) 10 days following the date of public disclosure that a person or group, together with persons affiliated or associated with it (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock and (ii) 10 days following commencement of or disclosure of an intention to commence a tender offer or exchange offer if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 25% or more of the outstanding Common Stock (the earlier of such dates being called "Separation Date").

  If the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed or 50% or more of the Company's consolidated assets or earning power is sold, leased, pledged or otherwise transferred or disposed of, the Rights will "flip over" and entitle each holder of a Right to purchase at the then-current Purchase Price, common stock of the acquiring company with a market value of two times the Purchase Price.

  If (i) a person acquires 20% of the Common Stock, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock remains outstanding and unchanged, or (iii) an Acquiring Person engages in one of certain "self-dealing" transactions, the Rights will "flip in" and entitle each holder to purchase at the then-current Purchase Price, Common Stock with a market value of two times the Purchase Price. Any of these events is a "Triggering Event." Any Rights owned by an Acquiring Person become null and void upon the occurrence of the earlier of the Board of Directors' decision to "exchange" the Rights and a Triggering Event. Under certain circumstances, the disinterested directors can approve a transaction with a specific shareholder that would otherwise be a Triggering Event, and freeze the Rights in connection with that specific transaction.

  At any time any person becomes an Acquiring Person and prior to such time as such person, together with its affiliates, becomes the beneficial holder of at least 50% of the Company's outstanding Common Stock, the Company may, provided that all necessary regulatory approvals have been obtained, exchange the Rights (other than Rights owned by such Acquiring Person which become null and void), in whole or in part, at a ratio of one share of Common Stock per Right, subject to adjustment.

  Prior to ten days after it has become public that an Acquiring Person has become such (with the possibility for the Board of Directors to extend that period for an additional ten days), the Company may redeem the Rights at a price of $0.01 per Right. The Company may, without the approval of any holder of the Rights, but only if at that time the Board of Directors consists of a majority of disinterested directors, supplement or amend any provision of the Rights Agreement, except the redemption window, the Purchase Price or the redemption price.

  Series Preferred Stock issued upon exercise of the Rights will not be redeemable. Each share of Series Preferred Stock will be entitled to a minimum preferential quarterly dividend of $25.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock, if it is greater. In the event of liquidation, the holders of the Series Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock, if it is greater. In the event of any merger or other business combination in which Common Stock is exchanged, each share of Series Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock.

  The Rights have certain anti-takeover effects. The Rights may deter takeover attempts because they may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The Rights should not interfere with any merger or business combination approved by the Board of Directors because the Rights are redeemable.

  While the Company has no knowledge that any person or group intends to acquire the Company, the Company believes that the advantages arising from the issuance of Rights, particularly during the period following the Offering, outweigh any discouragement of certain business combinations.

  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

CERTAIN STATUTORY PROVISIONS

 Mississippi Control Share Act

  The Company has chosen to be subject to the Mississippi Control Share Act, which provides, in the case of a public company which has more than 500 of its shareholders resident in Mississippi or more than 10 percent of its shares owned by Mississippi residents, that once a potential acquiror notifies a company of the intention to purchase 20%, 33 1/3% or more than 50% of the company's shares and requests a special meeting, a shareholders' meeting must be held within 50 days, at the acquiror's expense, to vote on whether the control shares (those held by the acquiring entity) may exercise voting rights. If a request is not made, shareholders will vote on whether to restore voting rights at the next shareholder's meeting. Without the approval of a majority of the outstanding shares, excluding shares owned by the acquiror and company officers and employee-directors, the control shares do not receive voting rights until three years have passed.

 Mississippi Shareholder Protection Act

  The Company has chosen to be subject to the Mississippi Shareholder Protection Act. By the terms of the act, a corporation may not enter into any business combination with a 20%-shareholder unless: (a) 80% of the outstanding shares and two-thirds of the shares not owned by the 20%-shareholder approve the combination; (b) 80% of the continuing directors approve the combination; or (c) the aggregate amount of the offer meets certain fair price criteria.

CERTAIN CHARTER PROVISIONS

  The Articles of Incorporation provide for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of shareholders of the Company, with the other classes continuing for the remainder of their respective terms.

  The Articles of Incorporation also provide that directors may be removed from office only for cause and only at a shareholders' meeting called for the purpose of removing such directors with notice stating such purpose. Vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled by the remaining directors or by the shareholders and the term of any director filling a vacancy shall be for the balance of the term of the retiring director's class.

  Certain provisions contained in the Articles of Incorporation, including those relating to the size and classification of the Board of Directors, the indemnification of directors, the removal of directors, the election to be subject to the Mississippi Shareholders Protection Act and the Mississippi Control Share Act, the power of the Board of Directors to increase the percentage of voting shares necessary to call a special meeting of shareholders and the required vote necessary to approve the transactions may only be amended by the affirmative vote of the holders of at least two-thirds of the total outstanding voting power of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

  All of the outstanding shares of Common Stock, including the 3,200,000 shares to be sold by the Company in this Offering, and all of the shares which may be issued upon the conversion of Special Accounts, will be freely tradable without restriction or further registration under the Securities Act, unless acquired by "affiliates" (as defined in Rule 144 of the Securities Act) in which case their shares will be subject to the resale limitations of Rule 144.


  The Company, its officers, directors, the Selling Shareholders and certain other shareholders, holding an aggregate 6,228,346 shares of Common Stock after the Offering (27.5% of the shares of Common Stock then outstanding) have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock for a period of 180 days after the date of this Prospectus without the prior consent of Wertheim Schroder & Co. Incorporated.

  Prior to the Offering, there has been no established trading market for the Common Stock. The Company can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price for the Common Stock.

                                  UNDERWRITING

  The Underwriters named below have severally agreed, subject to certain conditions, to purchase from the Company and the Selling Shareholders the aggregate number of shares of Common Stock set forth below opposite their respective names:

                                                                      NUMBER OF
      UNDERWRITER                                                      SHARES
      -----------                                                     ---------
      Wertheim Schroder & Co. Incorporated...........................
      The Robinson-Humphrey Company, Inc.............................
                                                                      ---------
          Total...................................................... 4,800,000
                                                                      =========

  The Underwriting Agreement provides that the several Underwriters are obligated to purchase all the 4,800,000 shares of Common Stock offered hereby, if any are purchased. Wertheim Schroder & Co. Incorporated and The Robinson-Humphrey Company, Inc., as representatives (the "Representatives") of the several Underwriters, have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to allow a concession not in excess of $
per share to certain dealers, including the Underwriters; that the Underwriters
and such dealers may initially allow a discount not in excess of $   per share
to other dealers; and that the public offering price and the concession and discount to dealers may be changed by the Representatives after the initial public offering.

  The Company and certain Selling Shareholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional 720,000 shares of Common Stock, at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Of the shares subject to the over-allotment option, 197,928 shares will be Company shares and 522,072 shares will be shares owned by certain Selling Shareholders. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of shares of Common Stock in the Offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares proportionate to such Underwriter's initial commitment.

  The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company, its officers and directors, the Selling Shareholders and certain other shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Wertheim Schroder & Co. Incorporated. Following the Offering, an aggregate of 6,228,346 shares, 27.5% of the total shares outstanding, will be subject to these restrictions.

  Prior to the Offering, there has been no established public market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations were the Company's results of operations and financial condition, the prospects for the Company and for the industry in which the Company operates, the Company's capital structure and prevailing conditions in the securities market. The estimated offering price set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

  The consolidated financial statements, including the related notes and schedules thereto as of June 30, 1994 and 1993 and for each of the three years in the period ended June 30, 1994, included in this Prospectus and elsewhere in the registration statement of which this Prospectus is a part have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of June 30, 1994 and 1993.................. F-3
Consolidated Statements of Operations for the Years Ended June 30, 1994,
 1993 and 1992............................................................ F-4
Consolidated Statements of Shareholder-Members' Equity as of June 30,
 1992, 1993 and 1994...................................................... F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1994,
 1993 and 1992............................................................ F-6
Notes to Consolidated Financial Statements................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
 the Shareholders of
 Mississippi Chemical Corporation:

  We have audited the accompanying consolidated balance sheets of Mississippi Chemical Corporation (a Mississippi corporation) and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of operations, shareholder-members' equity and cash flows for each of the three years ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mississippi Chemical Corporation and subsidiaries as of June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years ended June 30, 1994, in conformity with generally accepted accounting principles.

  As further explained in Note 1 to the consolidated financial statements, the Company has given cumulative effect to the change in accounting for income taxes under Statement of Financial Accounting Standards No. 109.

                                          /s/ Arthur Andersen & Co.

Memphis, Tennessee,

  July 29, 1994.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       JUNE 30
                                                                  -----------------
                                                                    1994     1993
                                                                  -------- --------
                                                                     (DOLLARS IN
                             ASSETS                                  THOUSANDS)
Current assets:
  Cash and cash equivalents...................................... $ 23,219 $ 22,014
  Accounts receivable............................................   28,659   26,394
  Inventories....................................................   33,990   34,744
  Prepaid expenses and other current assets......................    3,981    3,686
  Deferred income tax benefit....................................    9,682      --
                                                                  -------- --------
    Total current assets.........................................   99,531   86,838
Investments and other assets:
  National Bank for Cooperatives.................................    7,441    4,813
  Other..........................................................    9,813   16,960
                                                                  -------- --------
    Total investments and other assets...........................   17,254   21,773
Properties held for sale.........................................   66,928   66,928
Property, plant and equipment, at cost, less accumulated
 depreciation, depletion and amortization........................  114,717  120,514
                                                                  -------- --------
                                                                  $298,430 $296,053
                                                                  ======== ========
           LIABILITIES AND SHAREHOLDER-MEMBERS' EQUITY
Current liabilities:
  Long-term debt due within one year............................. $  2,948 $ 11,237
  Notes payable..................................................    7,030    4,625
  Accounts payable...............................................   28,569   24,225
  Accrued liabilities............................................   11,297   10,129
  Patronage refunds payable......................................   14,756   13,820
                                                                  -------- --------
    Total current liabilities....................................   64,600   64,036
Long-term debt...................................................   57,217   52,357
Other long-term liabilities and deferred credits.................   24,704   18,623
Deferred income tax payable......................................    8,953      --
Net liabilities of discontinued operations.......................      --    41,463
Commitments and contingencies (see Note 12)......................      --       --
Shareholder-members' equity......................................  142,956  119,574
                                                                  -------- --------
                                                                  $298,430 $296,053
                                                                  ======== ========

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                     MISSISSIPPI CHEMICAL CORPORATION

                             AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      YEAR ENDED JUNE 30
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
Net sales........................................ $309,360  $289,125  $239,657
Operating expenses:
  Cost of products sold..........................  217,809   213,715   152,324
  Provision for closure of gypsum disposal area..    6,055       --        --
  Selling........................................   29,339    28,940    27,731
  General and administrative.....................   18,252    17,290    18,798
                                                  --------  --------  --------
                                                   271,455   259,945   198,853
                                                  --------  --------  --------
Operating income.................................   37,905    29,180    40,804
Other (expense) income:
  Interest, net..................................   (3,991)   (3,569)   (3,930)
  Restructuring..................................   (1,402)      --        --
  Other..........................................      421       767      (531)
                                                  --------  --------  --------
Margins from continuing operations before income
 taxes and cumulative effect of change in
 accounting principle............................   32,933    26,378    36,343
Income tax expense...............................    6,021     3,697     4,994
                                                  --------  --------  --------
Margins from continuing operations before
 cumulative effect of change in accounting
 principle.......................................   26,912    22,681    31,349
Discontinued operations:
  Loss from discontinued operations (less
   applicable income tax credits of $5,314,
   $4,555 and $5,898 for fiscal 1994, 1993 and
   1992).........................................  (23,987)  (17,891)  (18,346)
  Gain on disposal of discontinued operations
   (including applicable income tax credits of
   $4,030).......................................   39,747       --        --
Cumulative effect to July 1, 1993, of change in
 accounting for income taxes.....................   (6,149)      --        --
                                                  --------  --------  --------
Net margins...................................... $ 36,523  $  4,790  $ 13,003
                                                  ========  ========  ========

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF SHAREHOLDER-MEMBERS' EQUITY

                               COMMON STOCK
                          ---------------------- ADDITIONAL CAPITAL
                          NITROGEN MIXED  POTASH  PAID-IN   EQUITY   RETAINED
                           SERIES  SERIES SERIES  CAPITAL   CREDITS  DEFICIT    TOTAL
                          -------- ------ ------ ---------- -------  --------  --------
                                            (DOLLARS IN THOUSANDS)
Balances,
 June 30, 1991..........  $26,015  $1,460  $568   $65,731   $62,469  $(17,481) $138,762
 Net margins............      --      --    --        --        --     13,003    13,003
 Cash patronage refunds.      --      --    --        --        --    (22,895)  (22,895)
 Stock issued...........      161     --    --        511       --        --        672
 Stock retired..........      --      --   (369)     (861)      --        --     (1,230)
 Other..................      --      --    --        --       (117)      --       (117)
                          -------  ------  ----   -------   -------  --------  --------
Balances,
 June 30, 1992..........   26,176   1,460   199    65,381    62,352   (27,373)  128,195
 Net margins............      --      --    --        --        --      4,790     4,790
 Cash patronage refunds.      --      --    --        --        --    (13,820)  (13,820)
 Stock issued...........      100     --    --        315       --        --        415
 Stock retired..........      --      --     (2)       (4)      --        --         (6)
                          -------  ------  ----   -------   -------  --------  --------
Balances,
 June 30, 1993..........   26,276   1,460   197    65,692    62,352   (36,403)  119,574
 Net margins............      --      --    --        --        --     36,523    36,523
 Cash patronage refunds.      --      --    --        --        --    (14,756)  (14,756)
 Stock issued...........       99     --    360     1,156       --        --      1,615
                          -------  ------  ----   -------   -------  --------  --------
Balances,
 June 30, 1994..........  $26,375  $1,460  $557   $66,848   $62,352  $(14,636) $142,956
                          =======  ======  ====   =======   =======  ========  ========

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      YEAR ENDED JUNE 30
                                                   ---------------------------
                                                     1994      1993     1992
                                                   --------  --------  -------
                                                    (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net margins..................................... $ 36,523  $  4,790  $13,003
  Loss from discontinued operations...............   23,987    17,891   18,346
  Gain on disposal of discontinued operations.....  (39,747)      --       --
                                                   --------  --------  -------
  Net margins from continuing operations..........   20,763    22,681   31,349
  Reconciliation of net margins from continuing
   operations to net cash provided by operating
   activities:
    Depreciation, depletion and amortization......   16,967    14,444   12,094
    (Gain) loss on sale of property, plant and
     equipment....................................       43      (277)    (440)
    Deferred raw material cost....................       23     1,977      --
    Accrual for closure of gypsum disposal area...    6,055       --       --
    Deferred income tax payable...................    3,302       --       --
    Net change in operating assets and
     liabilities..................................   (5,820)    2,702    6,205
    Other.........................................   (1,521)     (378)  (2,035)
                                                   --------  --------  -------
Net cash provided by operating activities.........   39,812    41,149   47,173
Cash flows from investing activities:
  Payments for newsprint contract obligations.....   (4,338)   (4,350)  (3,138)
  Purchase of property, plant and equipment.......  (11,232)  (26,448) (24,045)
  Proceeds from sale of property, plant and
   equipment......................................      341       543      838
  Disposition of Newsprint South, Inc.............  (10,848)      --       --
  Other...........................................      698       646     (943)
                                                   --------  --------  -------
Net cash used by investing activities.............  (25,379)  (29,609) (27,288)
Cash flows from financing activities:
  Debt payments................................... (162,183) (111,606) (20,541)
  Debt proceeds...................................  161,160    97,933   28,580
  Payment of patronage refunds....................  (13,405)  (22,480) (27,120)
  Redemption of capital equity credits............      --        --    (7,785)
  Proceeds from issuance of common stock..........    1,200       --       --
  Purchase of common stock........................      --        --    (1,230)
                                                   --------  --------  -------
Net cash used by financing activities.............  (13,228)  (36,153) (28,096)
                                                   --------  --------  -------
Net increase (decrease) in cash and cash
 equivalents......................................    1,205   (24,613)  (8,211)
Cash and cash equivalents--beginning of period....   22,014    46,627   54,838
                                                   --------  --------  -------
Cash and cash equivalents--end of period..........  $23,219   $22,014  $46,627
                                                   ========  ========  =======

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               JUNE 30, 1994

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Financial Statements

  The accompanying consolidated financial statements include the accounts of Mississippi Chemical Corporation, its subsidiaries and its proportionate share of the assets and liabilities of Triad Chemical, a 50% owned, unincorporated joint venture (collectively, the "Company"). All material intercompany transactions and balances have been eliminated.

  Prior to July 1, 1994, Mississippi Chemical Corporation was organized and operated as a cooperative to manufacture and distribute chemical fertilizer primarily to its shareholder-members. The chemical fertilizer products are primarily used as agricultural fertilizers. Effective July 1, 1994, the Company will no longer operate as a cooperative (see Note 2).

  The Company has the right to withdraw, at cost, one-half of the production of the Triad facilities and is obligated to withdraw certain minimum quantities as specified by the Production Withdrawal Agreement. The venture's assets constitute approximately 2.6% of total assets at June 30, 1994, and 2.8% at June 30, 1993.

  On June 30, 1994, the Company disposed of a majority of its interest in Newsprint South, Inc. ("NSI"), the Company's newsprint manufacturing subsidiary.

 Inventories

  Inventories are stated at the lower of cost or market. Cost has been determined under an average cost method for finished products and raw materials and under a moving average method for replacement parts.

 Investment

  Investment in the National Bank for Cooperatives is stated at its net present value determined by applying a discount factor to an assumed redemption schedule. The value of this investment will be realized over a period of approximately five years since the National Bank for Cooperatives redeems its equity in the normal course of its operations.

 Property Held for Sale

  Assets are classified as property held for sale if the Company is actively engaged in trying to dispose of the assets. These assets are valued at the lower of cost or net realizable value.

 Property, Plant and Equipment

  Depreciation of property, plant and equipment is provided over the estimated useful lives of the related assets using primarily the declining-balance method.

  Interest costs attributable to major construction and other projects under development are capitalized in the appropriate property account and amortized over the life of the related asset.

  The Company is obligated under certain leases which for accounting purposes are considered to be equivalent to installment purchases. The costs of such properties are included in property, plant and

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

equipment. The related lease obligations, less amounts due within one year, are set forth separately in long-term debt.

 Income Taxes

  The provision for income taxes relates to margins from non-member business and such other earnings as may not be currently taxable to members. A provision for income taxes is made on margins from member business as they relate to nonqualified capital equity credits and reserves. No provision for income taxes has been made on margins from member business distributed as cash patronage refunds which are deductible in determining taxable income.

  In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which the Company adopted effective July 1, 1993. The cumulative effect of this change in accounting principle decreased margins by $6,149,000 for fiscal 1994.

 Hedging Activities

  From time to time, the Company enters into futures contracts to protect against price fluctuations of natural gas and diammonium phosphate. At the time the futures contracts are closed and the related natural gas is purchased or diammonium phosphate is sold, the Company records the change in market value of such contracts.

 Reclassifications

  The Company has reclassified the presentation of certain prior year information to conform with the current year's presentation.

NOTE 2--EFFECTS OF REORGANIZATION:

  On June 28, 1994, the shareholder-members of the Company voted to adopt a plan of reorganization (the "Reorganization") which became effective July 1, 1994. Pursuant to the Reorganization, the Company was merged into a newly created wholly owned subsidiary ("New Company") which is a noncooperative Mississippi business corporation. In the merger, the common stock of the Company was converted into New Company common stock and/or cash. In addition, holders of Capital Equity Credits and Allocated Surplus Accounts of the Company were offered the right to exchange those interests for New Company common stock. Pursuant to the Reorganization, New Company changed its name to Mississippi Chemical Corporation.

NOTE 3--INVENTORIES:

  Inventories consisted of the following:

                                                                    JUNE 30
                                                                ---------------
                                                                 1994    1993
                                                                ------- -------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
      Finished products........................................ $ 7,518 $ 8,596
      Raw materials and supplies...............................   2,851   3,281
      Replacement parts........................................  23,621  22,867
                                                                ------- -------
                                                                $33,990 $34,744
                                                                ======= =======

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4--PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment consisted of the following:

                                                                JUNE 30
                                                          --------------------
                                                            1994       1993
                                                          ---------  ---------
                                                              (DOLLARS IN
                                                              THOUSANDS)
      Mineral properties................................. $  18,574  $  18,574
      Land...............................................     8,092      8,094
      Buildings..........................................    23,089     23,835
      Machinery and equipment............................   311,698    301,633
      Construction in progress...........................     5,539      5,887
                                                          ---------  ---------
                                                            366,992    358,023
      Less accumulated depreciation, depletion and
       amortization......................................  (252,275)  (237,509)
                                                          ---------  ---------
                                                          $ 114,717  $ 120,514
                                                          =========  =========

  The Company leases certain machinery and equipment with a cost of approximately $9,967,000 and accumulated depreciation of $9,668,000 for periods ranging from 5 to 25 years. These leases have been capitalized and the amortization of these assets is included in depreciation expense. These assets were financed primarily by industrial revenue bond issues. At the expiration of the leases, the Company has the option to buy the property or renew the leases at nominal amounts.

NOTE 5--CREDIT AGREEMENTS AND LONG-TERM DEBT:

  The Company has commitments from various banks which allow the Company to borrow up to $55,000,000 on a short-term basis. Outstanding borrowings under these commitments were $7,030,000 at June 30, 1994 and $4,625,000 at June 30, 1993. Lines of credit totaling $35,000,000 available through the National Bank for Cooperatives will expire in October 1994, and will not be renewed since the Company is no longer an eligible borrower.

  The Company also has a $50,000,000 revolving credit facility with NationsBank, a portion of which converts to term debt on June 30, 1996. Any outstanding balance on this facility bears interest at the prime rate or for fixed periods at interest rates related to the London Interbank Offered Rates ("LIBOR") or U.S. Treasury notes. Outstanding borrowings under this commitment were $25,000,000 at June 30, 1994 and $5,000,000 at June 30, 1993.

  Long-term debt consisted of the following:

                                                          JUNE 30
                                                      ----------------
                                                       1994     1993
                                                      -------  -------
                                                        (DOLLARS IN
                                                        THOUSANDS)
      NationsBank Revolving Facility (7.3%).......... $25,000  $ 5,000
      National Bank for Cooperatives Term Loan
       (9.8%)........................................  12,500   32,800
      Capitalized lease obligations (7.0%)...........  15,917   17,607
      Subordinated debentures (9.5%).................   3,148    3,148
      Other notes payable............................   3,600    5,039
                                                      -------  -------
                                                       60,165   63,594
      Long-term debt due within one year.............  (2,948) (11,237)
                                                      -------  -------
                                                      $57,217  $52,357
                                                      =======  =======

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) Substantially all of the assets of the Company are pledged as collateral under various loan and lease agreements.

  The various loan agreements have covenants that require, among other things, that the Company maintain specified levels of tangible assets to long-term debt, long-term debt to equity and current assets to current liabilities. The Company is in compliance with all covenants under its various loan agreements.

  Maturities of long-term debt are as follows:

                                                 LONG-TERM  CAPITALIZED LEASES
      YEAR ENDING JUNE 30                       OBLIGATIONS (INCLUDING INTEREST)
      -------------------                       ----------- -------------------
                                                    (DOLLARS IN THOUSANDS)
      1995.....................................   $ 1,400         $ 2,568
      1996.....................................     6,600           2,478
      1997.....................................    31,300           2,161
      1998.....................................       600           1,997
      1999.....................................       600           1,919
      Thereafter...............................     3,748          10,721
                                                  -------         -------
                                                   44,248          21,844
      Less interest............................       --           (5,927)
                                                  -------         -------
                                                  $44,248         $15,917
                                                  =======         =======

NOTE 6--SHAREHOLDER-MEMBERS' EQUITY:

  Common stock authorized consisted of the following at June 30, 1994:

      COMMON STOCK                                   PAR VALUE AUTHORIZED SHARES
      ------------                                   --------- -----------------
      Nitrogen Series I.............................    $30           50,000
      Nitrogen Series II............................     15        2,500,000
      Nitrogen Series III...........................      2        2,750,000
      Mixed Series IV...............................     15        1,500,000
      Mixed Series V................................     15        1,000,000
      Potash Series VI..............................     15          150,000
      Potash Series VII (None Issued)...............     15          450,000

  Common stock issued and outstanding consisted of the following:

                                                                       POTASH
                                   NITROGEN SERIES        MIXED SERIES SERIES
                              --------------------------- ------------ -------
                                I        II        III      IV     V     VI
                              ------  --------- --------- ------ ----- -------
Shares outstanding, June 30,
 1991.......................  12,159  1,369,812 2,551,301 94,537 2,773  37,878
 Retirements................     --         --        --     --    --  (24,601)
 Issues.....................     --      10,768       --     --    --      --
 Transfers..................    (649)       --      9,735    --    --      --
                              ------  --------- --------- ------ ----- -------
Shares outstanding, June 30,
 1992.......................  11,510  1,380,580 2,561,036 94,537 2,773  13,277
 Retirements................     --         --        --     --    --     (122)
 Issues.....................     --       6,634       --     --    --      --
 Transfers..................    (609)       --      9,135    --    --      --
                              ------  --------- --------- ------ ----- -------
Shares outstanding, June 30,
 1993.......................  10,901  1,387,214 2,570,171 94,537 2,773  13,155
 Issues.....................     --       6,642       --     --    --   24,001
 Transfers..................    (751)       --     11,265    --    --      --
                              ------  --------- --------- ------ ----- -------
Shares outstanding, June 30,
 1994.......................  10,150  1,393,856 2,581,436 94,537 2,773  37,156
                              ======  ========= ========= ====== ===== =======

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  During June 1994 and 1993, the Board of Directors voted to reserve 40% and 50%, respectively, of the earnings from business with shareholders. These reserves are reflected in "Allocated Surplus Accounts" maintained by the Company, and amounts set aside in these accounts are allocated to individual shareholders in the same proportion that the earnings from business with such shareholders bears to total earnings from business with all shareholders. The holders of Allocated Surplus Accounts, which totalled $38,920,000 and $29,083,000 at June 30, 1994 and 1993, respectively, were offered the right to exchange those accounts for common shares in the Reorganization (see Note 2). The allocated surplus is a component of retained deficit which is included in the consolidated statements of shareholder-members' equity.

  Nonqualified capital equity credits issued in 1981 were redeemed in fiscal 1992. The redemption of capital equity credits was at the discretion of the Board of Directors and was based on the financial condition and capital requirements of the Company, the availability of funds under restrictive covenants in the Company's financing arrangements, tax considerations and other factors. The Board of Directors did not elect to redeem capital equity credits in fiscal 1993 or fiscal 1994. The holders of Capital Equity Credits were offered the right to exchange those interests for common shares in the Reorganization (see Note 2).

NOTE 7--RETIREMENT PLANS:

  The Company maintains non-contributory defined benefit pension plans which provide benefits to substantially all full-time employees. Under the plans, retirement benefits are primarily a function of both the average annual compensation and number of years of credited service. The plans are funded annually by the Company, subject to the full funding limitation.

  Net periodic pension (credit) expense includes the following components:

                                                       YEAR ENDED JUNE 30
                                                     -------------------------
                                                      1994     1993     1992
                                                     -------  -------  -------
                                                     (DOLLARS IN THOUSANDS)
   Service cost--benefits earned during the period.. $ 1,532  $ 1,489  $ 1,354
   Interest cost on projected benefit obligations...   4,035    3,767    3,515
   Actual gain on plan assets.......................  (3,059)  (5,824)  (5,119)
   Net amortization and deferral of transition
    assets..........................................    (750)    (390)    (335)
   Unrecognized gain (loss) on plan assets..........  (1,982)   1,176      807
                                                     -------  -------  -------
   Net periodic pension (credit) expense............ $  (224) $   218  $   222
                                                     =======  =======  =======

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
  The following table sets forth the plans' funded status and the amounts included in the Company's consolidated balance sheets:

                                                                  JUNE 30
                                                              ----------------
                                                               1994     1993
                                                              -------  -------
                                                                (DOLLARS IN
                                                                THOUSANDS)
   Actuarial present value of benefit obligations:
     Vested benefit obligation............................... $49,017  $45,988
     Non-vested benefit obligation...........................      56       72
                                                              -------  -------
     Accumulated benefit obligation..........................  49,073   46,060
     Increase in benefits due to future compensation
      increases..............................................  11,588    8,991
                                                              -------  -------
   Projected benefit obligation..............................  60,661   55,051
   Estimated fair value of plan assets.......................  61,281   60,304
                                                              -------  -------
   Plan assets in excess of projected benefit obligation.....     620    5,253
   Contributions after measurement date......................     303      --
   Remaining unrecognized transition assets..................  (4,232)  (4,761)
   Unrecognized net loss.....................................   9,850    4,394
                                                              -------  -------
   Prepaid pension cost at end of period..................... $ 6,541  $ 4,886
                                                              =======  =======

  The following assumptions were used to measure net periodic pension cost for the plans for fiscal 1994, 1993 and 1992:

      Discount rate........................................................ 7.5%
      Expected long-term rate of return on assets.......................... 8.5%
      Average increase in compensation levels.............................. 6.5%

  The plans' assets consist primarily of guaranteed investment contracts and marketable equity securities.

  The Company also has contributory thrift plans covering substantially all employees who have completed minimum service requirements. Company contributions totalled approximately $811,000 in 1994, $670,000 in 1993, and $590,000 in 1992.

  The Company has no material post-retirement benefit obligations.

NOTE 8--LEASE COMMITMENTS:

  The Company has commitments under operating leases for plant rolling stock items and storage warehouses.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The following is a schedule of the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of June 30, 1994:

                                                          (DOLLARS IN THOUSANDS)
      Year Ending June 30:
        1995.............................................         $  771
        1996.............................................            276
        1997.............................................             93
        1998.............................................              6
        1999.............................................              6
        Thereafter.......................................             93
                                                                  ------
                                                                  $1,245
                                                                  ======

  Rental expense for all operating leases was $1,218,000 for 1994, $1,144,000 for 1993, and $1,036,000 for 1992.

NOTE 9--INCOME TAXES:

  The following is a summary of the components of the provision for income taxes:

                                                            YEAR ENDED JUNE 30
                                                           ---------------------
                                                            1994    1993   1992
                                                           ------  ------ ------
                                                               (DOLLARS IN
                                                                THOUSANDS)
      Current:
        Federal........................................... $8,862  $3,408 $4,697
        State and local...................................    223     289    297
                                                           ------  ------ ------
                                                           $9,085   3,697  4,994
      Deferred:
        Federal........................................... (3,423)    --     --
        State and local...................................    359     --     --
                                                           ------  ------ ------
                                                           (3,064)    --     --
                                                           ------  ------ ------
                                                           $6,021  $3,697 $4,994
                                                           ======  ====== ======

  The tax effects of the significant temporary differences and tax credit carryforwards at June 30, 1994 follows:

                                                             CURRENT NON-CURRENT
                                                             ------- -----------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
   Federal and state net operating loss carryforwards....... $1,842    $   400
   Alternative minimum tax credit...........................  2,542      1,647
   Employee benefit obligations.............................  1,666        --
   Accrual for closure of gypsum disposal area..............    --       2,301
   Settlement of future newsprint contract obligations......  3,326        --
   Other....................................................    306        656
                                                             ------    -------
     Deferred tax assets....................................  9,682      5,004
   Depreciation and amortization............................    --     (12,135)
   Pension..................................................    --      (1,822)
                                                             ------    -------
     Deferred tax liabilities...............................    --     (13,957)
                                                             ------    -------
       Net deferred tax asset (liability)................... $9,682    $(8,953)
                                                             ======    =======

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  A reconciliation, as of June 30, of the benefit for income taxes and the effective tax rate with the amount computed by applying the statutory federal income tax rate follows:

                                1994             1993              1992
                          ----------------- ---------------- -----------------
                                      % OF             % OF              % OF
                                   EARNINGS         EARNINGS          EARNINGS
                                    BEFORE           BEFORE            BEFORE
                          AMOUNT    TAXES   AMOUNT   TAXES   AMOUNT    TAXES
                          -------  -------- ------  -------- -------  --------
                                       (DOLLARS IN THOUSANDS)
Income taxes computed at
 statutory rate.......... $11,427    34.7%  $8,969    34.0%  $12,357    34.0%
Increase (decrease) in
 taxes resulting from:
  Deduction for cash
   patronage refunds.....  (5,017)  (15.2)  (4,873)  (18.5)   (7,784)  (21.4)
  State taxes, net.......    (582)  (1.8)      194     0.7       211     0.6
  Other, net.............     193     0.6     (435)   (1.6)       10     --
                          -------   -----   ------   -----   -------   -----
                            6,021    18.3    3,855    14.6     4,794    13.2
  Non-deductible loss of
   subsidiaries..........     --      --      (158)   (0.6)      200     0.6
                          -------   -----   ------   -----   -------   -----
                          $ 6,021    18.3%  $3,697    14.0%  $ 4,994    13.8%
                          =======   =====   ======   =====   =======   =====

  In connection with an Internal Revenue Service audit of fiscal years 1985 through 1987, the Company, on June 11, 1990, received an Examination Report which proposed adjustments totalling approximately $3,300,000 to the Company's tax liability for tax years 1983, 1984 and 1985. Interest on the proposed deficiencies would be approximately $3,503,000 through June 30, 1994. It is the Service's position that Section 277 of the Internal Revenue Code prohibits non-exempt cooperatives from carrying back losses incurred on patronage business. It is the Company's position that, as a matter of law, Section 277 does not apply to the Company. On July 9, 1990, the Company filed with the District Director of the Internal Revenue Service its protest of the proposed deficiency. The Company believes it has meritorious defenses against the claimed assessments and intends to vigorously defend its position in this matter. If the Company is unsuccessful, the relevant losses may be carried forward to succeeding tax years.

NOTE 10--RAW MATERIAL CONTRACTS:

  During 1987, the Company entered into a contract to purchase natural gas for the Yazoo City plant. Payments for gas deliveries under the contract were based on certain fixed and market-related components. On March 31, 1994, this contract expired; however, the supplier continues to furnish natural gas under the terms of the contract for a 180-day "renegotiation period" to allow the opportunity for structuring a new contract. The Company and the supplier are currently discussing a new arrangement for the supply of gas to the Yazoo City plant.

  Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, has entered into a contract to purchase from a third party its full requirement of phosphate rock. The contract will expire on June 30, 2003. The purchase price for phosphate rock is based on the phosphate rock costs incurred by certain domestic phosphate producers and the operating performance of MPC.

NOTE 11--MAJOR CUSTOMERS AND EXPORT SALES:

  Sales to the Company's three largest customers were approximately $83,366,000, $33,513,000 and $13,696,000 for 1994; $79,150,000, $32,957,000 and
$13,860,000 for 1993; and $36,034,000, $32,080,000 and $13,879,000 for 1992.
Export sales were less than 10% of sales in 1994, 1993 and 1992.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) Substantially all of MPC's sales are made to a third party which has been appointed the exclusive distributor of diammonium phosphate fertilizer produced by MPC. Sales to the distributor are recorded net of the distributor's commission. The distributor sells primarily in international markets.

NOTE 12--COMMITMENTS AND CONTINGENCIES:

  A significant portion of the Company's trade receivables are due from entities which operate in the chemical fertilizer and farm supply industry. A severe downturn in the agricultural economy could have an adverse impact on the collectibility of those receivables.

  During 1990, the Company entered into an agreement granting a third party the exclusive option, for a period of four years, to purchase the Company's undeveloped phosphate rock property of approximately 12,000 acres. As of July 12, 1994, the Company and the option holder entered into new agreements with respect to this property whereby the Company conveyed a portion of the property to the third party and granted to the third party the exclusive option to purchase the remaining portion of the property. In addition, the Company was granted a put option whereby the Company has the right and option to sell the remaining portion of the property to the third party if the third party does not exercise its option to purchase the remaining property and was granted an exclusive option to repurchase the previously conveyed portion in the event the third party does not exercise its option and the Company does not exercise its put option. These properties are classified as property held for sale at June 30, 1994 and 1993.

  On July 15, 1986, the first of 17 lawsuits was filed in the Twenty-first Judicial District Court, Parish of Livingston, State of Louisiana, against Triad Chemical and approximately 90 other named defendants by numerous plaintiffs. The plaintiffs' claims are based on alleged personal injuries and property damages as a result of exposure to hazardous waste allegedly contributed by the defendants to the Combustion, Inc. site in Livingston Parish, Louisiana. Triad is vigorously defending its position in these proceedings and considers its defenses meritorious. No provision for claims being made is included in the accompanying financial statements because management is of the opinion that the ultimate disposition of this matter will not involve a material loss to the Company.

  Additionally, the Company, in the ordinary course of its business, is the subject of, or a party to, other various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a significant impact on the future earnings of the Company.

NOTE 13--SUPPLEMENTAL CASH FLOW INFORMATION:

  The Company considers its holdings of highly liquid money market debt instruments to be cash equivalents if the securities mature within 90 days from the date of acquisition. These short-term investments were $21,500,000 at June 30, 1994, and $18,347,000 at June 30, 1993.

  Net refunds of income taxes were $149,000 in 1994, $180,000 in 1993 and $480,000 in 1992. Payments of interest (net of amounts capitalized) were $4,705,000 in 1994, $5,266,000 in 1993 and $5,755,000 in 1992.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
  The increase in cash due to the changes in operating assets and liabilities consisted of the following:

                                                              JUNE 30
                                                      -------------------------
                                                        1994     1993     1992
                                                      --------  -------  ------
                                                      (DOLLARS IN THOUSANDS)
   Accounts receivable............................... $ (2,265) $(2,052) $1,914
   Inventories.......................................      754      740  (7,736)
   Prepaid expenses and other current assets.........     (295)   1,949   3,386
   Accounts payable..................................   (6,407)   3,764   7,983
   Accrued interest..................................     (284)    (483)   (130)
   Accrued liabilities...............................    2,677   (1,216)    788
                                                      --------  -------  ------
                                                      $(5,820)  $ 2,702  $6,205
                                                      ========  =======  ======

  Supplemental disclosures regarding non-cash financing and investing activities include the following:

                                                            YEAR ENDED JUNE 30
                                                           ---------------------
                                                            1994   1993    1992
                                                           ------ ------- ------
                                                                (DOLLARS IN
                                                                THOUSANDS)
   Capital expenditures made from restricted funds.......  $1,000 $ 1,000 $7,790
   Net option proceeds deposited in restricted funds.....  $1,000 $ 1,000 $2,000
   Capital expenditures financed by issuance of long-term
   debt..................................................     --      --  $  980
   Stock issued for consideration other than cash........  $   99 $   411 $  672
   Note payable converted to long-term debt..............     --  $10,000    --
   Accrued liability transferred to long-term liability..  $1,258     --     --
   Long-term liability transferred to accounts payable...  $2,000     --     --

NOTE 14--OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:

  Other long-term liabilities and deferred credits are comprised of the following:

                                                                    JUNE 30
                                                                ---------------
                                                                 1994    1993
                                                                ------- -------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
      Option proceeds.......................................... $13,967 $12,967
      Accrual for closure of gypsum disposal area..............   6,055     --
      Other....................................................   4,682   5,656
                                                                ------- -------
                                                                $24,704 $18,623
                                                                ======= =======

  During fiscal 1994, MPC charged to earnings $6,055,000 relating to the estimated cost of the future closure of the phosphogypsum disposal facility located at Pascagoula. In future years, MPC expects to record additional charges of approximately $3,000,000 related to the future closure of the facility. The current charge of $6,055,000 relates to the portion of the disposal facility utilized to date, and the estimated future charges of approximately $3,000,000 will be accrued over the estimated six-year remaining life of the facility.

NOTE 15--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) Cash and Cash Equivalents

  The carrying amount approximates fair value because of the short maturity of those instruments.

 Accounts Receivable and Payable

  The carrying amounts approximate fair value because of the short settlement periods of these instruments.

 Long-Term Debt

  The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

  The estimated fair value of the Company's long-term debt instruments at June 30, 1994 is $56,130. The carrying amount of the long-term debt is $57,217.

NOTE 16--INTEREST EXPENSE, NET:

  Interest expense, net of interest income, consisted of the following:

                                                          YEAR ENDED JUNE 30
                                                         ----------------------
                                                          1994    1993    1992
                                                         ------  ------  ------
                                                             (DOLLARS IN
                                                              THOUSANDS)
      Interest expense.................................. $6,356  $5,994  $6,523
      Interest capitalized..............................     (2) (1,027)   (664)
      Interest income................................... (2,363) (1,398) (1,929)
                                                         ------  ------  ------
                                                         $3,991  $3,569  $3,930
                                                         ======  ======  ======

NOTE 17--DISCONTINUED OPERATIONS:

  On June 30, 1994, the Company disposed of a majority of its interest in NSI. This action was taken due to substantial losses incurred to date by NSI and the expectation of continuing losses. The transaction involved a transfer by the Company of 70% of its economic interest in NSI to various individuals designated by the lessor of the newsprint facility leveraged lease. The Company will not retain any voting interest in NSI.

  Under the terms of the transaction, the Company paid $19,000,000 to NSI in various forms including capital contributions, payments in liquidation of the Company's obligations under a newsprint purchase contract and certain tax-compensating payments pursuant to a tax-sharing agreement. Prior loans in the amount of approximately $13,700,000 made by the Company to NSI pursuant to a newsprint purchase contract between the Company and NSI were converted to capital. Pursuant to the transaction, the Company also purchased from NSI its CoBank common stock for $4,000,000. This stock is scheduled for redemption at the face amount by CoBank during the next five years.

  The disposition of NSI will allow the Company to focus its attention on its core fertilizer business.

  Prior to the disposition, the Company had consolidated the financial results of NSI which had a capital deficit of $39,747,000 at the time of disposition. Since the Company has no further obligations with respect

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

to NSI, the previously recorded deficit was eliminated which resulted in a gain on disposition of $39,747,000. Subsequent to the disposition, the remaining 30% economic interest will be accounted for at cost which is zero at June 30, 1994.

  To facilitate analysis, the accompanying summarized financial information of NSI for fiscal 1994, 1993 and 1992 was as follows:

                                                    1994      1993      1992
                                                  --------  --------- ---------
                                                     (DOLLARS IN THOUSANDS)
      Balance sheets:
      Current assets............................. $ 27,735  $  20,416 $  18,698
                                                  ========  ========= =========
      Total assets............................... $ 49,950  $  33,938 $  32,753
                                                  ========  ========= =========
      Current liabilities........................ $ 33,551  $  15,048 $  13,896
                                                  ========  ========= =========
      Total liabilities.......................... $ 95,301  $  75,401 $  56,325
                                                  ========  ========= =========
      Net deficit................................ $(45,351) $(41,463) $(23,572)
                                                  ========  ========= =========
      Statements of operations:
      Net sales.................................. $ 94,617  $  96,963 $  95,472
                                                  ========  ========= =========
      Net loss................................... $(23,987) $(17,891) $(18,346)
                                                  ========  ========= =========

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  All fees and expenses will be paid by the Company. The following expenses (other than the SEC and NASD fees) are estimated:

      SEC registration fee............................................ $ 29,504
      NASD filing fee.................................................    9,056
      Nasdaq Stock Market's National Market application fee...........   50,000
      Printing expenses...............................................   70,000
      Fees and expenses of counsel....................................  150,000
      Fees and expenses of accountants................................  130,000
      Transfer agent and registrar fees...............................    5,000
      Blue sky fees and expenses......................................   15,000
      Miscellaneous...................................................   41,440
                                                                       --------
          Total....................................................... $500,000
                                                                       ========

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS:


     EXHIBIT
     NUMBER                           DESCRIPTION
     -------                          -----------
     1.      Underwriting Agreement.
     3.1     Articles of Incorporation of the Company.
     3.2     By-laws of the Company.
     4.7     Specimen of the Company's 9 1/2% Subordinated Note Due July
             1, 1999 (incorporated herein by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).
     4.8     Term Loan Agreement Number 6420 dated August 25, 1987, be-
             tween the Company's subsidiary, Newsprint South, Inc., and
             Jackson Bank for Cooperatives (now National Bank for Cooper-
             atives) in an amount not to exceed $4,700,000, as amended
             and restated by Amendment to Loan Agreement Number 6420(A)
             dated February 2, 1989 (incorporated herein by reference to
             Exhibit 4.8 to the Company's Annual Report on Form 10-K for
             the fiscal year ended June 30, 1993, File No. 2-7803).
     4.9     Line of Credit Agreement Number 6899 dated December 13,
             1991, between the Company's subsidiary, Newsprint South,
             Inc., and National Bank for Cooperatives, for a revolving
             line of credit in an amount equal to the lesser of the Bor-
             rowing Base (as defined in Section 6 thereof) or
             $10,680,000, as amended by Amendment Number 6899(A) dated
             June 12, 1992, and Amendment Number 6899(B) dated December
             18, 1992, which increased the line of credit to $10,992,000
             (incorporated herein by reference to Exhibit 4.9 to the
             Company's Annual Report on Form 10-K for the fiscal year
             ended on June 30, 1993, File No. 2-7803).
     4.10    Term Loan Agreement Number 6939 dated October 19, 1992, be-
             tween the Company's subsidiary, Mississippi Phosphates Cor-
             poration, and National Bank for Cooperatives and the Company as co-maker in an aggregate principal amount not to exceed
             $10,000,000 (incorporated herein by reference to Exhibit
             4.10 to the Company's Annual Report on Form 10-K for the
             fiscal year ended June 30, 1993, File No. 2-7803).

      EXHIBIT
      NUMBER                           DESCRIPTION
      -------                          -----------
      4.11     Line of Credit Agreement Number 6871 dated September 30,
               1991, between the Company and National Bank for Coopera-
               tives for a revolving line of credit in the amount of
               $10,000,000, as amended by Amendment Number 6871(A) dated
               October 20, 1992, which increases the line of credit to
               $15,000,000 (incorporated herein by reference to Exhibit
               4.11 to the Company's Annual Report on Form 10-K for the
               fiscal year ended June 30, 1993, File No. 2-7803).
      4.12     Amendment Number 6392(A) dated November 2, 1987, and
               Amendment Number 6392(B) dated April 20, 1988, to Loan
               Agreement Number 6392 dated as of April 24, 1987, between
               the Company and the Jackson Bank for Cooperatives (now the
               National Bank for Cooperatives) (incorporated herein by
               reference to Exhibit 4.12 to the Company's Annual Report
               on Form 10-K for the fiscal year ended June 30, 1993, File
               No. 2-7803).
      4.13     Loan Agreement Number 6392 dated as of April 24, 1987, be-
               tween the Company and Jackson Bank for Cooperatives (now
               the National Bank for Cooperatives) in a principal amount
               not to exceed $35,000,000 (incorporated herein by refer-
               ence to Exhibit 4.13 to the Company's Annual Report on
               Form 10-K for the fiscal year ended June 30, 1987, File
               No. 2-7803).
      4.14     Revolving Credit/Term Loan Agreement dated August 6, 1992, between the Company and NationsBank of Tennessee, pur-
               chaser of the Company's Series I Secured Note, Due June
               30, 1999, in the aggregate principal amount of
               $20,000,000; filed as Exhibit 4.1 to the Company's Annual
               Report on Form 10-K for the fiscal year ended June 30,
               1992, File No. 2-7803, and incorporated herein by refer-
               ence thereto.
      4.15     Note Purchase Agreement dated as of December 26, 1989, be-
               tween the Company and John Hancock Variable Life Insurance
               Company, purchaser of the Company's 9.97% Secured Notes,
               Series H, Due 1999, in the aggregate principal amount of
               $6,000,000; filed as an exhibit to Exhibit 4.3 to the
               Company's Annual Report on Form 10-K for the fiscal year
               ended June 30, 1990, File No. 2-7803, and incorporated
               herein by reference thereto.
      4.16     Twelfth Supplemental Indenture dated as of August 6, 1992, between the Company and Deposit Guaranty National Bank;
               filed as Exhibit 4.3 to the Company's Annual Report on
               Form 10-K for the fiscal year ended June 30, 1992, File
               No. 2-7803, and incorporated herein by reference thereto.
      4.17     Eleventh Supplemental Indenture dated as of July 16, 1990, between the Company and Deposit Guaranty National Bank,
               together with Exhibit A thereto, being an Agreement for
               Real Estate Purchase Option dated July 16, 1990, for the
               sale of the Company's Hardee County, Florida, property and underlying phosphate reserves; filed as Exhibit 4.2 to
               Amendment No. 1 of the Company's Report on Form 8 dated
               November 7, 1990, File No. 2-7803, and incorporated herein by reference thereto.
      4.18     Tenth Supplemental Indenture dated as of December 26,
               1989, between the Company and Deposit Guaranty National
               Bank, together with Exhibit A thereto, being a Note Pur-
               chase Agreement dated as of December 26, 1989, between the
               Company and John Hancock Variable Life Insurance Company,
               purchaser of the Company's 9.97% Secured Notes, Series H,
               Due 1999, in the aggregate principal amount of $6,000,000;
               filed as Exhibit 4.3 to the Company's Annual Report on
               Form 10-K for the fiscal year ended June 30, 1990, File
               No. 2-7803, and incorporated herein by reference thereto.
      4.19     Ninth Supplemental Indenture dated as of February 23,
               1988, between the Company and Deposit Guaranty National
               Bank; filed as Exhibit 4.1 to the Company's Annual Report
               on Form 10-K for the fiscal year ended June 30, 1988, File
               No. 2-7803, and incorporated herein by reference thereto.

      EXHIBIT
      NUMBER                           DESCRIPTION
      -------                          -----------
      4.20     Eighth Supplemental Indenture dated as of May 15, 1983,
               between the Company and Deposit Guaranty National Bank;
               filed as Exhibit 4.1 to Post-Effective Amendment No. 3 to
               Registration Statement No. 2-71827 and incorporated herein by reference thereto.
      4.21     Seventh Supplemental Indenture dated as of October 1,
               1979, between the Company and Deposit Guaranty National
               Bank; filed as Exhibit 2 to Post-Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated
               herein by reference thereto.
      4.22     Sixth Supplemental Indenture dated as of September 1,
               1979, between the Company and Deposit Guaranty National
               Bank, filed as Exhibit 3 to Post-Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated
               herein by reference thereto.
      4.23     Fifth Supplemental Indenture dated as of June 1, 1978, be-
               tween the Company and Deposit Guaranty National Bank;
               filed as Exhibit 7 to the Company's Annual Report on Form
               10-K for the fiscal year ended June 30, 1979, File No. 2-
               7803, and incorporated herein by reference thereto.
      4.24     Fourth Supplemental Indenture dated as of May 1, 1978, be-
               tween the Company and Deposit Guaranty National Bank;
               filed as Exhibit 9 to Post-Effective Amendment No. 2 to
               Registration Statement No. 2-57390 and incorporated herein by reference thereto.
      4.25     Third Supplemental Indenture dated as of June 28, 1977,
               between the Company and Deposit Guaranty National Bank;
               filed as Exhibit 6 to Post-Effective Amendment No. 1 to
               Registration Statement No. 2-57390 and incorporated herein by reference thereto.
      4.26     Second Supplemental Indenture dated as of September 30,
               1976, among the Company, New Orleans Bank for Coopera-
               tives, John H. Farrelly and Deposit Guaranty National
               Bank; filed as Exhibit 6 to Registration Statement No. 2-
               57390 and incorporated herein by reference thereto.
      4.27     First Supplemental Indenture, dated as of September 7,
               1976, among the Company, New Orleans Bank for Coopera-
               tives, John H. Farrelly and Deposit Guaranty National
               Bank; filed as Exhibit 3 to the Company's Annual Report on
               Form 10-K for the fiscal year ended June 30, 1976, File
               No. 2-7803, and incorporated herein by reference thereto.
      4.28     Note Purchase Agreement effective as of September 1, 1976, between the Company and the Purchasers of the Company's 9
               1/2% Secured Notes, Series B, Due 1996, in the aggregate
               principal amount of $35,000,000, together with Exhibits A
               and B thereto; filed as Exhibit 2 to the Company's Annual
               Report on Form 10-K for the fiscal year ended June 30,
               1976, File No. 2-7803, and incorporated herein by refer-
               ence thereto.
      4.29     Indenture dated as of May 1, 1989, between the Company and
               Sunburst Bank, as Trustee, for the issuance by the Company and 9 1/2% subordinated notes, due July 1, 1999, in the
               aggregate principal amount of $11,061,000; filed as Ex-
               hibit 4.1 to the Company's Annual Report on Form 10-K for
               the fiscal year ended June 30, 1989, File No. 7-2803, and
               incorporated herein by reference thereto.
      4.30     Mississippi Chemical Corporation 1994 Stock Incentive
               Plan.
      4.31     Form of Preferred Stock Rights Plan.
      5.       Opinion re Legality.
     10.1      First Supplement to Lease Agreement dated as of June 30,
               1992, to the Lease Agreement dated as of September 28,
               1989, among Newsprint South, Inc., The First National Bank of Boston, and G. Patrick McEnroe, as Trustees (incorpo-
               rated herein by reference to Exhibit 10.1 to the Company's
               Annual Report on Form 10-K for the fiscal year ended June
               30, 1993, File No. 2-7803).

      EXHIBIT
      NUMBER                           DESCRIPTION
      -------                          -----------
     10.2      Second Supplement to Lease Agreement dated as of July 15,
               1992, to the Lease Agreement dated as of September 28,
               1989, among Newsprint South, Inc., The First National Bank of Boston, and G. Patrick McEnroe, as Trustees (incorpo-
               rated herein by reference to Exhibit 10.2 to the Company's
               Annual Report on Form 10-K for the fiscal year ended June
               30, 1993, File No. 2-7803).
     10.3      Amendment of Agreement, effective as of July 1, 1993, to
               the Agreement entered into as of October 1, 1991, by the
               Company's subsidiary, Mississippi Phosphates Corporation,
               for the exclusive distribution of diammonium phosphate
               produced by Mississippi Phosphates Corporation (incorpo-
               rated herein by reference to Exhibit 10.3 to the Company's
               Annual Report on Form 10-K for the fiscal year ended June
               30, 1993, File No. 2-7803).(1)
     10.4      Amendment to Joint Venture Agreement entered into by the
               Company and First Mississippi Corporation effective as of
               May 28, 1993 (incorporated herein by reference to Exhibit
               10.4 to the Company's Annual Report on Form 10-K for the
               fiscal year ended June 30, 1993, File No. 2-7803).
     10.5      Amendment to Products Withdrawal Agreement entered into by the Company and First Mississippi Corporation effective as of May 28, 1993 (incorporated herein by reference to Ex-
               hibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).
     10.6      Agreement effective as of October 1, 1991, by the
               Company's subsidiary, Mississippi Phosphates Corporation
               for the exclusive distribution of diammonium phosphate
               produced by Mississippi Phosphates Corporation; filed as
               Exhibit 10.1 to Amendment No. 1 to the Company's Report on
               Form 8 dated January 7, 1993, File No. 2-7803, and incor-
               porated herein by reference thereto.(2)
     10.7      Agreement made and entered into as of September 15, 1991,
               between Office Cherifien des Phosphates and Mississippi
               Phosphates Corporation for the sale and purchase of phos-
               phate rock; filed as Exhibit 10.1 to the Company's Annual
               Report on Form 10-K for the fiscal year ended June 30,
               1991, File No. 2-7803, and incorporated herein by refer-
               ence thereto.(3)
     10.8      Lease Agreement dated as of September 28, 1989, among
               Newsprint South, Inc., The First National Bank of Boston,
               and G. Patrick McEnroe, as Trustees; filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorpo-
               rated herein by reference thereto.
     10.9      Agreement for Real Estate Purchase Option dated July 16,
               1990, for the sale of the Company's Hardee County, Flori-
               da, property and underlying phosphate reserves; filed as
               an exhibit to Exhibit 4.2 to the Company's Annual Report
               on Form 10-K for the fiscal year ended June 30, 1990, File
               No. 2-7803, and incorporated herein by reference there-
               to.(4)
     10.10     Power Contract dated as of June 27, 1988, between the
               Company's subsidiary, Newsprint South, Inc., and Tennessee
               Valley Authority, as supplemented by letter agreement
               dated June 27, 1988, filed as Exhibit 10.3 to the
               Company's Annual Report on Form 10-K for the fiscal year
               ended June 30, 1989, File No. 2-7803, and incorporated
               herein by reference thereto.
     10.11     Gas Purchase and Sale Contract between the Company and
               Shell Western E&P Inc., dated as of January 1, 1986; filed as Exhibit 10.6 to Amendment No. 1 of the Company's Report
               on Form 8 dated January 7, 1993, File No. 2-7803, and in-
               corporated herein by reference thereto.(5)

      EXHIBIT
      NUMBER                           DESCRIPTION
      -------                          -----------
     10.12     Triad Chemical Joint Venture Agreement; filed as Exhibit
               G1 to Post-Effective Amendment No. 6 to Registration
               Statement No. 2-25041 and incorporated herein by reference thereto.
     10.13     Products Withdrawal Agreement dated June 3, 1968, between
               First Mississippi Corporation and MisCoa covering with-
               drawal of product from Triad Chemical; filed as Exhibit H
               to Post-Effective Amendment No. 7 to Registration State-
               ment No. 2-25041 and incorporated herein by reference
               thereto.
     18.1      Preferability letter dated July 31, 1992, issued by Arthur
               Andersen & Co. to the Company to fulfill the requirements
               of Regulation S-K in connection with the Company's change
               in the method of reporting patronage refunds; filed as Ex-
               hibit 18.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803, and
               incorporated herein by reference thereto.
     21.1      List of subsidiaries of the Company, filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803, and incorpo-
               rated herein by reference thereto.
     23.1      Consent of McDermott, Will & Emery (included in Exhibit
               5).
     23.2      Consent of Arthur Andersen & Co.
     24        Power of Attorney.

- --------
(1) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
(2) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.6 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
(3) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.7 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
(4) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.9 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
(5) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.11 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

  (b) FINANCIAL STATEMENT SCHEDULES.

    Report of Independent Public Accountants

        Schedule V  Property, Plant and Equipment
        Schedule VI Accumulated Depreciation, Depletion and Amortization of
                    Property, Plant and Equipment
        Schedule IX Short-Term Borrowings
        Schedule X  Supplementary Income Statement Information

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF YAZOO CITY, STATE OF MISSISSIPPI ON AUGUST 2, 1994.

                                          Mississippi Chemical Corporation

                                                  /s/ Charles O. Dunn
                                          By __________________________________
                                              Charles O. Dunn, President and
                                                  Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                             TITLE                    DATE
             ---------                             -----                    ----


      /s/ Charles O. Dunn            President, Chief Executive         August 2,1994
____________________________________   Officer and Director (Principal
          Charles O. Dunn              Executive Officer)

    /s/ William F. Hawkins*          Senior Vice President--Finance     August 2,1994
____________________________________   and Administration (Principal
         William F. Hawkins            Financial Officer and Principal
                                       Accounting Officer)

      /s/ Coley L. Bailey*           Chairman of the Board and          August 2,1994
____________________________________   Director
          Coley L. Bailey

     /s/ John Sharp Howie*           Vice Chairman of the Board and     August 2,1994
____________________________________   Director
          John Sharp Howie

     /s/ John W. Anderson*           Director                           August 2,1994
____________________________________
          John W. Anderson

  /s/ Frank R. Burnside, Jr.*        Director                           August 2,1994
____________________________________
       Frank R. Burnside, Jr.

        /s/ W. R. Dyess*             Director                           August 2,1994
____________________________________
            W. R. Dyess

     /s/ Woods E. Eastland*          Director                           August 2,1994
____________________________________
         Woods E. Eastland

       /s/ G. David Jobe*            Director                           August 2,1994
____________________________________
           G. David Jobe


             SIGNATURE                             TITLE                    DATE
             ---------                             -----                    ----


       /s/ George Penick*            Director                           August 2,1994
____________________________________
           George Penick
    /s/ David M. Ratcliffe*          Director                           August 2,1994
____________________________________
         David M. Ratcliffe
       /s/ Wayne Thames*             Director                           August 2,1994
____________________________________
            Wayne Thames

 /s/ Charles O. Dunn
                                                                        August 2, 1994

*By: _____________________

     Charles O. Dunn,

     Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Mississippi Chemical Corporation:

  We have audited in accordance with generally accepted auditing standards, the accompanying financial statements included in this Form S-1, and have issued our report thereon dated July 29, 1994. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedules on pages II-9 through II-12 are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen & Co.

Memphis, Tennessee,

 July 29, 1994.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES

                   SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

                      THREE YEARS ENDED JUNE 30, 1994

                           BALANCE                          OTHER      BALANCE
                             AT                           CHARGES--     AT END
                          BEGINNING ADDITIONS RETIREMENTS    ADD          OF
     CLASSIFICATION       OF PERIOD  AT COST   OR SALES   (DEDUCT)      PERIOD
     --------------       --------- --------- ----------- ---------    --------
                                        (DOLLARS IN THOUSANDS)
1992: (1)
  Mineral properties..... $ 18,735   $   --     $   161    $   --      $ 18,574
  Land...................    7,237       566        --         --         7,803
  Buildings..............   22,289        42          3        249 (2)   22,577
  Machinery and
   equipment.............  250,093     6,661      2,583      5,462 (2)  259,633
  Construction in
   progress..............    2,941    25,443          4     (5,711)(2)   22,669
                          --------   -------    -------    -------     --------
                          $301,295   $32,712    $ 2,751    $   --      $331,256
                          ========   =======    =======    =======     ========
1993: (1)
  Mineral properties..... $ 18,574   $   --     $   --     $   --      $ 18,574
  Land...................    7,803       350         59        --         8,094
  Buildings..............   22,577        18        --       1,240 (2)   23,835
  Machinery and
   equipment.............  259,633     3,767        622     38,855 (2)  301,633
  Construction in
   progress .............   22,669    23,313        --     (40,095)(2)    5,887
                          --------   -------    -------    -------     --------
                          $331,256   $27,448    $   681    $   --      $358,023
                          ========   =======    =======    =======     ========
1994:
  Mineral properties..... $ 18,574   $   --     $   --     $   --      $ 18,574
  Land...................    8,094        15         17        --         8,092
  Buildings..............   23,835         7      1,016        263 (2)   23,089
  Machinery and
   equipment.............  301,633     2,989      1,425      8,501 (2)  311,698
  Construction in
   progress..............    5,887     8,416        --      (8,764)(2)    5,539
                          --------   -------    -------    -------     --------
                          $358,023   $11,427    $ 2,458    $   --      $366,992
                          ========   =======    =======    =======     ========

                         DEPRECIATION AND AMORTIZATION

  The annual provisions to depreciation have been computed based on the following estimated useful lives:

           Buildings............................. 12-33 years
           Machinery and equipment...............  3-20 years

- --------
(1) Amounts have been restated to exclude discontinued operations.
(2) Transfer construction in progress.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES

       SCHEDULE VI--ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
                        OF PROPERTY, PLANT AND EQUIPMENT

                      THREE YEARS ENDED JUNE 30, 1994

                                        ADDITIONS
                               BALANCE   CHARGED                OTHER   BALANCE
                                 AT     TO COSTS              CHARGES--  AT END
                              BEGINNING    AND                   ADD       OF
         DESCRIPTION          OF PERIOD EXPENSES  RETIREMENTS (DEDUCT)   PERIOD
         -----------          --------- --------- ----------- --------- --------
                                            (DOLLARS IN THOUSANDS)
1992: (1)
  Mineral properties......... $  1,729   $   118    $  119     $  --    $  1,728
  Buildings..................   15,547       775         3        --      16,319
  Machinery and equipment....  196,650    11,139     2,230        --     205,559
                              --------   -------    ------     ------   --------
                              $213,926   $12,032    $2,352     $  --    $223,606
                              ========   =======    ======     ======   ========
1993: (1)
  Mineral properties......... $  1,728   $   117    $    8     $  --    $  1,837
  Buildings..................   16,319       662       --         --      16,981
  Machinery and equipment....  205,559    13,547       415        --     218,691
                              --------   -------    ------     ------   --------
                              $223,606   $14,326    $  423     $  --    $237,509
                              ========   =======    ======     ======   ========
1994:
  Mineral properties......... $  1,837   $   126    $  --      $  --    $  1,963
  Buildings..................   16,981       669       899        --      16,751
  Machinery and equipment ...  218,691    16,046     1,177          1    233,561
                              --------   -------    ------     ------   --------
                              $237,509   $16,841    $2,076     $    1   $252,275
                              ========   =======    ======     ======   ========

- --------
(1) Amounts have been restated to exclude discontinued operations.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES

                       SCHEDULE IX--SHORT-TERM BORROWINGS

                                            MAXIMUM     AVERAGE     WEIGHTED
                         BALANCE WEIGHTED   AMOUNT      AMOUNT       AVERAGE
                         AT END  AVERAGE  OUTSTANDING OUTSTANDING INTEREST RATE
 CATEGORY OF AGGREGATE     OF    INTEREST   AT ANY    DURING THE   DURING THE
 SHORT-TERM BORROWINGS   PERIOD    RATE    MONTH END  PERIOD (2)   PERIOD (3)
 ---------------------   ------- -------- ----------- ----------- -------------
                                         (DOLLARS IN THOUSANDS)
June 30, 1992 (1)
  Notes payable to banks
   (4).................. $13,500   6.63%    $15,565     $7,012        6.61%
June 30, 1993 (1)
  Notes payable to banks
   (4).................. $ 4,625   4.30%    $13,500     $8,402        5.20%
June 30, 1994
  Notes payable to banks
   (4).................. $ 7,030   5.45%    $10,000     $6,002        4.45%

- --------
(1) Amounts have been restated to exclude discontinued operations.
(2) Average amount outstanding during the period is computed by dividing the total of daily outstanding principle balances by 365.
(3) Weighted average interest rate during the period is computed by dividing the actual short-term interest expense by the average short-term debt outstanding during the period.

(4) Notes payable were related to borrowings for the Company's wholly owned subsidiary, Mississippi Phosphates Corporation.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES

             SCHEDULE X--SUPPLEMENTARY INCOME STATEMENT INFORMATION

                       COLUMN A                                COLUMN B
                       --------                         -----------------------
                                                         CHARGED TO COSTS AND
                                                               EXPENSES
                                                           FISCAL YEAR ENDED
                                                        -----------------------
                                                                 1993    1992
                         ITEM                            1994     (1)     (1)
                         ----                           ------- ------- -------
                                                        (DOLLARS IN THOUSANDS)
Maintenance and repairs................................ $18,230 $18,548 $17,150
Depreciation, depletion and amortization of property,
 plant and equipment and other intangible assets....... $16,967 $14,444 $12,094
Property taxes......................................... $ 1,865 $ 1,555 $ 1,523
Other taxes--other than income taxes and payroll taxes
 ...................................................... $ 1,267 $ 1,218 $ 1,190

- --------
(1) Amounts have been restated to exclude discontinued operations.

                        MISSISSIPPI CHEMICAL CORPORATION

                                 EXHIBIT INDEX
                                       TO

                              AMENDMENT NO. 1

                                    TO

                                 FORM S-1

 EXHIBIT                                                                  PAGE
 NUMBER                           DESCRIPTION                            NUMBER
 -------                          -----------                            ------
 1       Underwriting Agreement.                                          [ ]
 3.1     Articles of Incorporation of the Company.                        [ ]
 3.2     By-laws of the Company.                                          [ ]
 4.7     Specimen of the Company's 9 1/2% Subordinated Note Due July
         1, 1999, (incorporated herein by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803)
 4.8     Term Loan Agreement Number 6420 dated August 25, 1987, be-
         tween the Company's subsidiary, Newsprint South, Inc., and
         Jackson Bank for Cooperatives (now National Bank for Coopera-
         tives) in an amount not to exceed $ 4,700,000, as amended and restated by Amendment to Loan Agreement Number 6420(A) dated
         February 2, 1989, (incorporated herein by reference to Ex-
         hibit 4.8 to the Company's Annual Report on Form 10-K for the
         fiscal year ended June 30, 1993, File No. 2-7803).
 4.9     Line of Credit Agreement Number 6899 dated December 13, 1991, between the Company's subsidiary, Newsprint South, Inc., and
         National Bank for Cooperatives, for a revolving line of
         credit in an amount equal to the lesser of the Borrowing Base
         (as defined in Section 6 thereof) or $10,680,000, as amended by Amendment Number 6899(A) dated June 12, 1992, and Amend-
         ment Number 6899(B) dated December 18, 1992, which increased the line of credit to $10,992,000, (incorporated herein by reference to Exhibit 4.9 to the Company's Annual Report on
         Form 10-K for the fiscal year ended on June 30, 1993, File
         No. 2-7803).
 4.10    Term Loan Agreement Number 6939 dated October 19, 1992, be-
         tween the Company's subsidiary, Mississippi Phosphates Corpo-
         ration, and National Bank for Cooperatives and the Company as
         co-maker in an aggregate principal amount not to exceed
         $10,000,000, (incorporated herein by reference to Exhibit
         4.10 to the Company's Annual Report on Form 10-K for the fis-
         cal year ended June 30, 1993, File No. 2-7803).
 4.11    Line of Credit Agreement Number 6871 dated September 30,
         1991, between the Company and National Bank for Cooperatives for a revolving line of credit in the amount of $10,000,000, as amended by Amendment Number 6871(A) dated October 20,
         1992, which increases the line of credit to $15,000,000, (in-
         corporated herein by reference to Exhibit 4.11 to the
         Company's Annual Report on Form 10-K for the fiscal year
         ended June 30, 1993, File No. 2-7803).
 4.12    Amendment Number 6392(A) dated November 2, 1987, and Amend-
         ment Number 6392(B) dated April 20, 1988, to Loan Agreement
         Number 6392 dated as of April 24, 1987, between the Company and the Jackson Bank for Cooperatives (now the National Bank
         for Cooperatives), (incorporated herein by reference to Ex-
         hibit 4.12 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).
 4.13    Loan Agreement Number 6392 dated as of April 24, 1987, be-
         tween the Company and Jackson Bank for Cooperatives (now the
         National Bank for Cooperatives) in a principal amount not to exceed $35,000,000; (incorporated herein by reference to Ex-
         hibit 4.13 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1987, File No. 2-7803).

 EXHIBIT                                                                  PAGE
 NUMBER                           DESCRIPTION                            NUMBER
 -------                          -----------                            ------
 4.14    Revolving Credit/Term Loan Agreement dated August 6, 1992, between the Company and NationsBank of Tennessee, purchaser of the Company's Series I Secured Note, Due June 30, 1999, in
         the aggregate principal amount of $20,000,000; filed as Ex-
         hibit 4.1 to the Company's Annual Report on Form 10-K for the
         fiscal year ended June 30, 1992, File No. 2-7803, and incor-
         porated herein by reference thereto.
 4.15    Note Purchase Agreement dated as of December 26, 1989, be-
         tween the Company and John Hancock Variable Life Insurance
         Company, purchaser of the Company's 9.97% Secured Notes, Se-
         ries H, Due 1999, in the aggregate principal amount of
         $6,000,000; filed as an exhibit to Exhibit 4.3 to the
         Company's Annual Report on Form 10-K for the fiscal year
         ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.
 4.16    Twelfth Supplemental Indenture dated as of August 6, 1992, between the Company and Deposit Guaranty National Bank; filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K
         for the fiscal year ended June 30, 1992, File No. 2-7803, and incorporated herein by reference thereto.
 4.17    Eleventh Supplemental Indenture dated as of July 16, 1990, between the Company and Deposit Guaranty National Bank, to-
         gether with Exhibit A thereto, being an Agreement for Real
         Estate Purchase Option dated July 16, 1990, for the sale of the Company's Hardee County, Florida, property and underlying phosphate reserves; filed as Exhibit 4.2 to Amendment No. 1 of the Company's Report on Form 8 dated November 7, 1990,
         File No. 2-7803, and incorporated herein by reference there-
         to.
 4.18    Tenth Supplemental Indenture dated as of December 26, 1989, between the Company and Deposit Guaranty National Bank, to-
         gether with Exhibit A thereto, being a Note Purchase Agree-
         ment dated as of December 26, 1989, between the Company and
         John Hancock Variable Life Insurance Company, purchaser of the Company's 9.97% Secured Notes, Series H, Due 1999, in the
         aggregate principal amount of $6,000,000; filed as Exhibit
         4.3 to the Company's Annual Report on Form 10-K for the fis-
         cal year ended June 30, 1990, File No. 2-7803, and incorpo-
         rated herein by reference thereto.
 4.19    Ninth Supplemental Indenture dated as of February 23, 1988, between the Company and Deposit Guaranty National Bank; filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K
         for the fiscal year ended June 30, 1988, File No. 2-7803, and incorporated herein by reference thereto.
 4.20    Eighth Supplemental Indenture dated as of May 15, 1983, be-
         tween the Company and Deposit Guaranty National Bank; filed as Exhibit 4.1 to Post-Effective Amendment No. 3 to Registra-
         tion Statement No. 2-71827 and incorporated herein by refer-
         ence thereto.
 4.21    Seventh Supplemental Indenture dated as of October 1, 1979, between the Company and Deposit Guaranty National Bank; filed as Exhibit 2 to Post-Effective Amendment No. 3 to Registra-
         tion Statement No. 2-57390 and incorporated herein by refer-
         ence thereto.
 4.22    Sixth Supplemental Indenture dated as of September 1, 1979, between the Company and Deposit Guaranty National Bank, filed as Exhibit 3 to Post-Effective Amendment No. 3 to Registra-
         tion Statement No. 2-57390 and incorporated herein by refer-
         ence thereto.
 4.23    Fifth Supplemental Indenture dated as of June 1, 1978, be-
         tween the Company and Deposit Guaranty National Bank; filed as Exhibit 7 to the Company's Annual Report on Form 10-K for
         the fiscal year ended June 30, 1979, File No. 2-7803, and in-
         corporated herein by reference thereto.

 EXHIBIT                                                                  PAGE
 NUMBER                           DESCRIPTION                            NUMBER
 -------                          -----------                            ------
 4.24    Fourth Supplemental Indenture dated as of May 1, 1978, be-
         tween the Company and Deposit Guaranty National Bank; filed as Exhibit 9 to Post-Effective Amendment No. 2 to Registra-
         tion Statement No. 2-57390 and incorporated herein by refer-
         ence thereto.
 4.25    Third Supplemental Indenture dated as of June 28, 1977, be-
         tween the Company and Deposit Guaranty National Bank; filed as Exhibit 6 to Post-Effective Amendment No. 1 to Registra-
         tion Statement No. 2-57390 and incorporated herein by refer-
         ence thereto.
 4.26    Second Supplemental Indenture dated as of September 30, 1976, among the Company, New Orleans Bank for Cooperatives, John H.
         Farrelly and Deposit Guaranty National Bank; filed as Exhibit
         6 to Registration Statement No. 2-57390 and incorporated
         herein by reference thereto.
 4.27    First Supplemental Indenture, dated as of September 7, 1976, among the Company, New Orleans Bank for Cooperatives, John H.
         Farrelly and Deposit Guaranty National Bank; filed as Exhibit
         3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File No. 2-7803, and incorporated herein by reference thereto.
 4.28    Note Purchase Agreement effective as of September 1, 1976, between the Company and the Purchasers of the Company's 9
         1/2% Secured Notes, Series B, Due 1996, in the aggregate
         principal amount of $35,000,000, together with Exhibits A and
         B thereto; filed as Exhibit 2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File
         No. 2-7803, and incorporated herein by reference thereto.
 4.29    Indenture dated as of May 1, 1989, between the Company and
         Sunburst Bank, as Trustee, for the issuance by the Company and 9 1/2% subordinated notes, due July 1, 1999, in the ag-
         gregate principal amount of $11,061,000; filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1989, File No. 7-2803, and incorporated herein by reference thereto.
 4.30    Mississippi Chemical Corporation 1994 Stock Incentive Plan.      [ ]
 4.31    Form of Preferred Stock Rights Plan.                             [ ]
 5       Opinion re Legality.                                             [ ]
 10.1    First Supplement to Lease Agreement dated as of June 30,
         1992, to the Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National Bank of Bos-
         ton, and G. Patrick McEnroe, as Trustees, (incorporated
         herein by reference to Exhibit 10.1 to the Company's Annual
         Report on Form 10-K for the fiscal year ended June 30, 1993,
         File No. 2-7803).
 10.2    Second Supplement to Lease Agreement dated as of July 15,
         1992, to the Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National Bank of Bos-
         ton, and G. Patrick McEnroe, as Trustees, (incorporated
         herein by reference to Exhibit 10.2 to the Company's Annual
         Report on Form 10-K for the fiscal year ended June 30, 1993,
         File No. 2-7803).
 10.3    Amendment of Agreement, effective as of July 1, 1993, to the
         Agreement entered into as of October 1, 1991, by the
         Company's subsidiary, Mississippi Phosphates Corporation, for the exclusive distribution of diammonium phosphate produced by Mississippi Phosphates Corporation, (incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File
         No. 2-7803).(1)

 EXHIBIT                                                                  PAGE
 NUMBER                           DESCRIPTION                            NUMBER
 -------                          -----------                            ------
 10.4    Amendment to Joint Venture Agreement entered into by the Com-
         pany and First Mississippi Corporation effective as of May
         28, 1993, (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).
 10.5    Amendment to Products Withdrawal Agreement entered into by the Company and First Mississippi Corporation effective as of
         May 28, 1993, (incorporated herein by reference to Exhibit
         10.5 to the Company's Annual Report on Form 10-K for the fis-
         cal year ended June 30, 1993, File No. 2-7803).
 10.6    Agreement effective as of October 1, 1991, by the Company's subsidiary, Mississippi Phosphates Corporation for the exclu-
         sive distribution of diammonium phosphate produced by Missis-
         sippi Phosphates Corporation; filed as Exhibit 10.1 to Amend-
         ment No. 1 to the Company's Report on Form 8 dated January 7,
         1993, File No. 2-7803, and incorporated herein by reference thereto.(2)
 10.7    Agreement made and entered into as of September 15, 1991, be-
         tween Office Cherifien des Phosphates and Mississippi Phos-
         phates Corporation for the sale and purchase of phosphate
         rock; filed as Exhibit 10.1 to the Company's Annual Report on
         Form 10-K for the fiscal year ended June 30, 1991, File No.
         2-7803, and incorporated herein by reference thereto.(3)
 10.8    Lease Agreement dated as of September 28, 1989, among News-
         print South, Inc., The First National Bank of Boston, and G.
         Patrick McEnroe, as Trustees; filed as Exhibit 10.1 to the
         Company's Annual Report on Form 10-K for the fiscal year
         ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.
 10.9    Agreement for Real Estate Purchase Option dated July 16,
         1990, for the sale of the Company's Hardee County, Florida, property and underlying phosphate reserves; filed as an ex-
         hibit to Exhibit 4.2 to the Company's Annual Report on Form
         10-K for the fiscal year ended June 30, 1990, File No. 2-
         7803, and incorporated herein by reference thereto.(4)
 10.10   Power Contract dated as of June 27, 1988, between the
         Company's subsidiary, Newsprint South, Inc., and Tennessee
         Valley Authority, as supplemented by letter agreement dated
         June 27, 1988, filed as Exhibit 10.3 to the Company's Annual
         Report on Form 10-K for the fiscal year ended June 30, 1990,
         File No. 2-7803, and incorporated herein by reference there-
         to.
 10.11   Gas Purchase and Sale Contract between the Company and Shell
         Western E&P Inc., dated as of January 1, 1986; filed as Ex-
         hibit 10.6 to Amendment No. 1 of the Company's Report on Form
         8 dated January 7, 1993, File No. 2-7803, and incorporated herein by reference thereto.(5)
 10.12   Triad Chemical Joint Venture Agreement; filed as Exhibit G1 to Post-Effective Amendment No. 6 to Registration Statement
         No. 2-25041 and incorporated herein by reference thereto.
 10.13   Products Withdrawal Agreement dated June 3, 1968, between
         First Mississippi Corporation and MisCoa covering withdrawal of product from Triad Chemical; filed as Exhibit H to Post-
         Effective Amendment No. 7 to Registration Statement No. 2-
         25041 and incorporated herein by reference thereto.
 18.1    Preferability letter dated July 31, 1992, issued by Arthur
         Andersen & Co. to the Company to fulfill the requirements of
         Regulation S-K in connection with the Company's change in the method of reporting patronage refunds; filed as Exhibit 18.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 2-7803, and incorporated herein by reference thereto.

 EXHIBIT                                                                  PAGE
 NUMBER                           DESCRIPTION                            NUMBER
 -------                          -----------                            ------
 21.1    List of subsidiaries of the Company, filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803, and incorporated herein by reference thereto.
 23.1    Consent of McDermott, Will & Emery (included in Exhibit 5).      [ ]
 23.2    Consent of Arthur Andersen & Co.                                 [ ]
 24      Power of Attorney*

- --------
(1) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
(2) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.6 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
(3) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.7 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
(4) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.9 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
(5) Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.11 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.
*Previously Filed.

                               GRAPHICS APPENDIX



1. Item 1 is a map of Southern United States, titled "Facilities Locations," with solid triangles and circles indicating the locations of the production facilities of the Company (specifically those at Carlsbad, Donaldsonville, Pascagoula and Yazoo City) and the locations of the distribution facilities of the Company, respectively.

2. Item 2 is a flowchart, titled "Products and Markets," with four columns showing the interrelationship between fertilizer types and the locations of the Company's production facilities (first column titled "Fertilizer Types and Plant Locations"), the principle raw materials used at those plants ("second column titled "Principal Raw Materials"), the products formed by combination of the raw materials and the tonnage of products sold (third column titled "Products"), and the principal markets where these products are applied (fourth column titled "Principal End Markets").